UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 27, 2012

Commission File Number: 000-53543

Ballard Power Systems Inc.
(Translation of registrant’s name into English)

Canada
(Jurisdiction of incorporation or organization)

9000 Glenlyon Parkway
Burnaby, BC
V5J 5J8
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☐ Form 20-F    ☒Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Ballard Power Systems Inc.
Notice of Annual Meeting,
Management Proxy Circular and
2011 Annual Report

BALLARD POWER SYSTEMS INC.

9000 Glenlyon Parkway
Burnaby, British Columbia, Canada V5J 5J8

NOTICE OF ANNUAL MEETING

TO OUR SHAREHOLDERS:

Our 2012 Annual Meeting (the "Meeting") will be held at the Sheraton Centre Toronto Hotel, 123 Queen Street West, Toronto, Ontario, on Tuesday, June 5, 2012 at 1:00 p.m. (Eastern Daylight Time) for the following purposes:

1.	To receive our audited financial statements for the financial year ended December 31, 2011and the report of our auditors thereon;

2.	To elect our directors for the ensuing year;

3.	To appoint our auditors for the ensuing year and to authorize our Audit Committee to fix the remuneration of the auditors;

4.	To consider and, if thought appropriate, to approve resolutions to implement the equity-based compensation matters described in the accompanying Management Proxy Circular; and

5.	To consider and, if thought appropriate, to approve a resolution, on an advisory basis, accepting the Corporation’s approach to executive compensation.

In addition, shareholders will be asked to consider any amendment to or variation of a matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

A detailed description of the matters to be dealt with at the Meeting, our 2011 Annual Report, our consolidated financial statements for the year ended December 31, 2011 and the report of our auditors thereon, and our 2011 Management’s Discussion and Analysis, are included with this Notice.

If you are unable to attend the Meeting in person and wish to ensure that your shares will be voted at the Meeting, you must complete, date and execute the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular accompanying this Notice, so that it is received by Computershare Investor Services Inc. no later than 1:00 p.m. (Eastern Daylight Time) on Friday, June 1, 2012.

If you plan to attend the Meeting you must follow the instructions set out in the form of proxy and in the Management Proxy Circular to ensure that your shares will be voted at the Meeting.

DATED at Burnaby, British Columbia, April 10, 2012.

BY ORDER OF THE BOARD

"Kerry Hillier"

Kerry Hillier
Corporate Secretary
Ballard Power Systems

i

TABLE OF CONTENTS

Notice of Annual Meeting	i
Letter from IAN A. BOURNE Chair of the Board	1
Letter from JOHN W. SHERIDAN President and Chief Executive Officer	2
Management Proxy Circular	7
Matters to be Voted Upon	7
Election Of Directors	7
Appointment Of Auditors	10
Equity-Based Compensation Matters	11
Advisory Vote on Approach to Executive Compensation	13
Voting Information	13
Corporate Governance	15
Executive Compensation	18
Performance Graph	27
Executive Compensation Tables	28
Incentive Plan Awards	31
Pension Plan Benefits	33
Termination and Change of Control Benefits	33
Director Compensation	36
Interest of Informed Persons in Material Transactions	39
Indebtedness of Directors and Executive Officers	39
Directors’ and Officers’ Liability Insurance	39
Additional Information	39
Proposals	39
Approval by the Board	40
Defined Terms	40
APPENDIX "A" Description of Option Plan	A-1
APPENDIX "B" Description of SDP	B-1
Financial Information	F-1
Management’s Discussion and Analysis	F-2
Consolidated Financial Statements	F-3
CORPORATE INFORMATION	F-4

This document contains forward-looking statements concerning: revenue estimates; market growth projections; operating expenses; cost savings; adjusted EBIDTA; product cost reductions and product shipments. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

ii

Letter from IAN A. BOURNE
Chair of the Board

Fellow Shareholders:

     A Positive Trajectory

     The past several years have seen increases in Ballard’s revenue and margin, together with continued reductions in corporate operating expense. This trajectory sets the foundation for what I believe will be a ‘tipping point’ for Ballard. As Malcolm Gladwell first wrote in his famous book of the same name, a tipping point is “…the moment of critical mass, the threshold, the boiling point.” And, indeed, it is toward just such a point in the evolution of fuel cell products – and their adoption in the marketplace – that I believe we are headed.

     Ballard’s Management has established effective underpinnings for a sustainable business, including a strong liquidity position, deep direct sales capability and increasingly effective channel relationships with the right partners. Within our target markets, sales prospects and customers are beginning to order products in growing volumes.

     Toward A Sustainable Fuel Cell Business

     Despite the turbulent global economic backdrop against which the Company is working to displace incumbent solutions, progress has been significant. Your Board of Directors congratulates Management, under John’s leadership, for positive results in 2011. We saw strong growth in orders, as reflected in the year end order book, and in revenue. Margins improved and costs were reduced. At the same time, we were disappointed with the share price compared to 2010, but are confident that business fundamentals are strong entering 2012, and this year will provide the basis for increasing shareholder value.

     I would like to acknowledge the contribution of two Board members who will not be standing for reelection in 2012. Mr. Douglas Whitehead and Mr. Mark Suwyn have been active and supportive members of the Board for 15 and 8 years, respectively. Their contributions have been important and their absence will be felt by us all.

     On behalf of the Board of Directors, I would like to thank you for your commitment and support of Ballard as we move forward toward commercial sustainability in clean energy markets. Thanks also to a dedicated employee population who will make success achievable – shareholders may wish to view the “Employee Awards of Excellence for 2011” on page 6 this Annual Report.

"Ian A. Bourne"

Ian A. Bourne
Chair of the Board of Directors

1

Letter from JOHN W. SHERIDAN
President and Chief Executive Officer

     2011 – “Putting Fuel Cells to Work”

     As outlined in Annual Reports over the past few years, our over-arching priority has been to drive a successful transformation of Ballard to become a commercially-focused and customer-driven fuel cell products company. This is a sharp contrast from the decades in which Ballard operated as a high cash burn R&D organization. With the transformation work successfully completed in 2010, Ballard employees were able to concentrate fully in 2011 on ‘putting fuel cells to work’. We have focused this market development work on four applications: backup power; distributed generation; bus; and material handling.

     This has been challenging work, especially in these difficult economic times. New clean energy product solutions must deliver customer value propositions and meet desired targets for key product attributes, such as cost, operating life, availability and energy efficiency.

     In 2011 we saw growing momentum in delivery of compelling value to important customers – including Walmart, BMW, Proctor & Gamble, Wind Mobile, Toyota, BAE Systems and Van Hool. This market progress led to a continuing improvement in our company’s performance metrics – bottom line as well as top line.

     2011 Operating Results – Progress on the Path to Profitability

     On the top line, our revenue grew by 17% to $76 million. This was less than our expectations for 2011, primarily due to timing delays in the shipment of bus modules. On the bottom line, we reduced our operating cost base by 7% and improved product gross margins by 2 points. This resulted in an improvement of 15% in Adjusted EBITDA.

     We also put in place enablers that will further reduce the cost base going forward. For example, we leased surplus manufacturing space to Daimler AG, which is expected to save $1 million per year and we leveraged third-party funding to partially offset the cost of product development – including a $7 million award from Sustainable Development Technology Canada (SDTC) to extend operating life and lower product cost of the FCgen®-1300, which powers the CLEARgen™ distributed generation system. Given our positive fourth-quarter cash flow, we ended the year with cash reserves of $46.2 million, or $41.6 million net of our operating line, which we use to finance working capital.

     So, from an operational perspective, Ballard demonstrated progress in all key financial metrics in 2011 and advanced on our path to profitability. We also made progress in terms of the order book – with a number of key sales over the year, we increased the yearend order book to $45.3 million, up 29% from one year earlier. This positions us strongly to drive growth in 2012.

2

     What This Progress Means More Fundamentally

     At a more ‘macro’ level, we believe the progress in market development over the past several years is now leading towards large-scale commercialization of clean energy fuel cell products. But as we all recognize, this has been slow in coming. This is partly due to the historically high cost of fuel cell products, which we have effectively addressed by reducing average product costs more than 50% over the past four years. And beyond reducing product costs, it has taken time to start to overcome inertia, with companies and individuals being reluctant to give up long standing energy solutions – while not environmentally friendly, diesel engines, diesel generators and lead-acid batteries are cheap and are deeply embedded in everyday life.

     Making a fundamental shift to new, clean energy products is not an easy one for individuals or organizations -- particularly in the last few years with the pressures and uncertainties of global economic crises. However, we now are seeing significant signs of momentum in commercialization of clean fuel cell energy products. Consider the following 2011 signs in this regard:

  Initial order activity in important new geographic markets, including some of the biggest and fastest growing in the world … India, South Africa and Brazil.

  New and strengthened partner relationships with major global companies, such as Delta Solutions, Anglo American, BAE Systems and Van Hool.

  New fuel cell applications in mining, waste-to-energy and large scale backup power.

  High visibility of fuel cells at COP17, the global climate change conference held in Durban, South Africa.

  Major sales of fuel cell products across the sector:
o	Ballard’s announcements of 21 fuel cell modules for transit buses in Europe.

o	Bloom Energy’s announcement of a deal to deliver 30-megawatts (MW) of fuel cell product over the next 21-years to Delmarva Power in Delaware.

o	ClearEdge Power’s announcement of a plan to deliver 50MW of fuel cell power in Austria through 2020.

o	Fuel Cell Energy’s announcement of a 70MW order with POSCO of South Korea.

3

     Looking Forward – A Milestone Opportunity For Ballard in 2012

     This momentum, we believe, positions us to take a ‘milestone step’ in 2012 on our path to profitability. With this broader macro backdrop and the specific progress we have made in our cost base and order book, Ballard is solidly positioned for a strong year in 2012.

     We expect strong revenue growth in 2012, driven by our fuel cell products segment. As well, we are committed to achieve continued reductions in product costs in 2012, improved gross margins and maintain our downward trajectory in operating expenses. With our projected progress on these three fronts, we believe that Ballard is positioned to post approximately breakeven Adjusted EBITDA results for the full year. This will be a challenging goal, particularly given the current macroeconomic volatility, but attainable given our recent progress and our trajectory.

     I look forward to reporting our progress as we move through 2012. Thank you for your continued support of Ballard and for a future of widely deployed, clean energy fuel cell products.

"John Sheridan"

John Sheridan
President & CEO
Ballard Power Systems

4

Sustainability Report

BALLARD Sustainability Report 2011

BALLARD'S VISION OF A CLEAN ENERGY FUTURE continues to be shared by our passionate employees, who have dedicated their careers to the commercialization of fuel cell products. In addition to corporate programs, Ballard's Green Team is an employee-led group focused on corporate sustainability, as well as helping co-workers make informed choices at home.

Ballard's **GREEN INITIATIVE** has three pillars:

Ballard's FCvelocity™-9SSL fuel cell stack

PRODUCTS
OPERATIONS
PEOPLE

OUR PRODUCTS
We will maximize the environmental benefits of our fuel cell products over incumbent technologies.

OUR OPERATIONS
We will improve the way we operate our business to minimize environmental impacts.

Reduce, reuse, recycle.

OUR PEOPLE
We will promote participation in events and provide access to information about green choices we can make in our daily lives.

We share access to information about green choices.

2011 ACHIEVEMENTS

- Worked with BC Hydro and Fortis to evaluate new ways to reduce energy consumption
- Supported a multi-material recycling system
- Liaised with suppliers to continue reducing packaging material
- Helped decrease commuting emissions by encouraging employee carpooling and our work-from-home program
- Conducted an employee education campaign for power conservation in our daily operations

Ballard offers smarter solutions for a clean energy future

Commercialization of our clean energy fuel cell products is where Ballard can make the greatest positive impact on the environment. We are already seeing examples of the significant benefits that deployments of our fuel cell products can have on the environment.

For example, BC Transit has the largest hydrogen fuel cell-powered bus fleet anywhere, with 20 buses incorporating Ballard's **FC*velocity*™-HD6** fuel cell modules operating in the Resort Municipality of Whistler, BC. The fleet was deployed in time for the 2010 Olympic and Paralympic Winter Games, and has been an effective showcase for clean transportation alternatives. Late in 2011, this became **the first hydrogen fuel cell bus fleet to surpass 1-million miles (1.6-million kilometers) of revenue service:**

- **The 20-bus fleet had operated a total of 80,000 hours;**
- **More than 9,600 safe refuellings had been completed, by which 220,000 kilograms of hydrogen was dispensed to the fleet's buses, and;**
- **2,200 tons of greenhouse gas (GHG) emissions have been avoided, in comparison to diesel buses, which is equivalent to removing approximately 400 passenger vehicles from the roads.**

BCTransit

www.bctransit.com
BCTransit
BCTransit

BC Transit Fuel Cell Bus, Whistler, BC.

5

Employee Awards of Excellence for 2011

"Above and Beyond" Winners

CUSTOMER SUCCESS

MERCEDES BENZ CUSTOMER RELATIONSHIP TEAM

- Duarte Sousa
- Chris Ekholm
- Colin Redekop
- Mike Misajon

PRODUCT LEADERSHIP

CLEARgen®-PRODUCT DEVELOPMENT TEAM

- Adel Jilani
- Alex Tielker
- Ali Kurt
- Andrew Bogacki
- Brent McKay
- Bruce Meuhlchen
- Buz McCain
- Byron Somerville
- Brenon Knaggs
- Catharine Reid
- Dana Ayotte
- Denise Abassi
- Don Line
- Ed Peters
- David Tai
- David Wardrop
- Ed Vink
- Emerson Gallagher
- Frank Wilms
- Greg James
- Ian Gilchrist
- Jake DeVaal
- Jason Hicks
- Jeff Glandt
- Jenny Hoang
- Joel Orum
- Joel Lancaster
- Kevin Bell
- Manpal Ghuman
- Mario Casol
- Martin Chow
- Mike Grieve
- Mike Padmore
- Mike Steffl
- Mink Tran
- Monte Jensen
- Neal Fink
- Nicolae Mosoiu
- Peter Bach
- Rob David
- Sanjiv Kumar
- William Yoshihara

MANUFACTURING LEADERSHIP

100% ON-TIME PRODUCT DELIVERY

- Production
- Production Planning & Material Management
- IQC
- Maintenance
- ME&D
- Sales
- Supply Chain

FINANCIAL SUCCESS

DAIMLER SUB-LEASE AGREEMENT

- Chris Ekholm
- Kerry Hillier
- Mike Hainke
- Scott McFarlane
- Steve Pratt

BALLARD SPIRIT AWARD

YEAR-END EMPLOYEE CELEBRATION PLANNING TEAM

- Don Johnson
- Greg James
- Jan Laishley
- Jyoti Sidhu
- Phyllis Bowman
- Monique Dunn
- Steve Pratt
- Yudi Deamer

6

MANAGEMENT PROXY CIRCULAR
dated as of April 10, 2012

MATTERS TO BE VOTED UPON

Registered Shareholders or their duly appointed proxyholders will be voting on:

  the election of directors to our Board;

  the re-appointment of our auditors and authorization for our Audit Committee to fix the remuneration of the auditors; and

  the implementation of certain equity-based compensation matters; and

  on an advisory basis, the Corporation’s approach to executive compensation.

     As of the date of this Management Proxy Circular, we know of no amendment, variation or other matter that may come before the Meeting other than the matters referred to in the Notice of Annual Meeting. If any other matter is properly brought before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the proxy on that matter in accordance with their best judgment.

     With respect to resolutions to be voted on at the Meeting, a simple majority of the votes (greater than 50%) cast in favour by Registered Shareholders, by proxy or in person, will constitute approval.

ELECTION OF DIRECTORS

     At the Meeting you will be asked to elect eight directors. Six of our eight nominees are currently members of the Board, two are new nominees. Each elected director will hold office until the end of our next annual shareholders’ meeting (or if no director is then elected, until a successor is elected) unless the director resigns or is otherwise removed from office earlier. If any nominee for election as a director advises us that he or she is unable to serve as a director, the persons named in the enclosed proxy will vote to elect a substitute director at their discretion.

     The following information pertains to our nominees for election as directors at the Meeting, as of April 10, 2012. The number of Shares shown as being held by each nominee constitute the number beneficially owned, or controlled or directed, directly or indirectly, by that nominee and such information has been provided to us by that nominee.

Ian A. Bourne Age: 64 Alberta, Canada Director since: 2003 Independent

Mr. Bourne’s principal occupation is corporate director, and he has been the Chair of the Board of Ballard since May 2006. Mr. Bourne was also our lead director from October 2005 to February 2006. As of March 27, 2012, Mr. Bourne is interim CEO of SNC-Lavalin Group Inc. Previously, Mr. Bourne was the Executive Vice President and the Chief Financial Officer of TransAlta Corporation (electricity generation and marketing) from January 1998 to December 2006 and from January 1998 to December 2005, respectively. He has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation.

	Board and Committee Membership	Attendance		Board Memberships
	Board (Chair) Audit Corporate Governance Management Development, Nominating & Compensation	6 6 4 4	100% 100% 100% 100%
Current: SNC-Lavalin Group Inc.; Canadian Public Accountability Board; Wajax Corporation (formerly Wajax Income Fund); Canada Pension Plan Investment Board; Canadian Oil Sands Limited; The Calgary Foundation
Previous: TransAlta Power LP; TransAlta CoGen LP; Glenbow Museum; Calgary Philharmonic Orchestra

	Securities Held(1)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (C$) (2)
	2012	26,824	77,706	104,530	$144,251
	2011	26,824	77,706	104,530	$211,151

7

Douglas P. Hayhurst Age: 65 B.C., Canada Nominee Independent	Mr. Hayhurst’s principal occupation is corporate director. Previously, Mr. Hayhurst was an executive with IBM Canada Business Consulting Services (consulting services) and a Partner with PricewaterhouseCoopers Management Consultants (consulting services). Prior to that, Mr. Hayhurst held various senior executive management roles with Price Waterhouse including National Deputy Managing Partner (Toronto) and Managing Partner for British Columbia (Vancouver). He has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation.
	Board and Committee Membership	Attendance		Board Memberships
n/a	-	n/a	Current: Accend Capital Corporation; Canexus Corporation; Catalyst Paper Corporation(4); The Layfield Group Limited; Nature Conservancy of Canada; Canadian Institute of Chartered Accountants Risk Oversight and Governance Board

Previous: Northgate Minerals Corporation
Securities Held(1)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (C$) (2)
	2012	-	-	-	-
	2011	-	-	-	-

Edwin J. Kilroy Age: 52 Ontario, Canada Director since: 2002 Independent	Mr. Kilroy’s principal occupation is corporate director. Previously, Mr. Kilroy was the Chief Executive Officer of Symcor Inc. (business process outsourcing services), from January 2005 to November 2010. Prior to that, Mr. Kilroy was the Chief Executive Officer of IBM Canada Ltd. (information technology) from April 2001 to January 2005.
	Board and Committee Membership	Attendance(3)		Board Memberships
	Board Audit (Chair) Management Development, Nominating & Compensation	4 6 1	67% 100% 100%	Current:: not applicable Previous: Symcor Inc.; The Conference Board of Canada
	Securities Held(1)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (C$) (2)
	2012	2,752	42,844	45,596	$62,922
	2011	2,752	42,844	45,596	$92,104

Dr. Chong Sup (C.S.) Park Age: 64 California, U.S.A. Director since: 2007 Independent

Dr. Park’s principal occupation is corporate director. Previously, Dr. Park was the Chief Executive Officer and Chairman of the Board of Maxtor Corporation (storage solutions and hard disk drives) from November 2004 to May 2006. Dr. Park was also the Managing Director, Investment Partner and Senior Advisor of H&Q Asia Pacific (private equity investment) from November 2002 to September 2004.

	Board and Committee Membership	Attendance		Board Memberships
Board Corporate Governance Management Development, Nominating & Compensation	6 4 4	100% 100% 100%	Current: Brooks Automation, Inc.; Seagate Technology; Computer Sciences Corp.; Enphase Energy; Meltwater Group; American Leadership Forum (Silicon Valley); Silicon Valley Community Foundation
				Previous: Smart Modular Technologies, Inc.; Sand Force Inc.
	Securities Held(1)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (C$) (2)
	2012	17,091	0	17,091	$23,586
	2011	17,091	0	17,091	$34,524

8

John W. Sheridan Age: 57 B.C., Canada Director since: 2001 Non-Independent	Mr. Sheridan is President and Chief Executive Officer of Ballard, a position he has held since February 2006. Mr. Sheridan was also Chair of our Board from June 2004 to February 2006.
	Board and Committee Membership	Attendance		Board Memberships
	Board	6	100%
Current: AFCC Automotive Fuel Cell Cooperation Corp.; Dantherm Power; Premier’s Technology Council; Canadian Hydrogen Fuel Cells Association; Midway Gold Corporation
Previous: Aliant Inc.; Bell Canada, Bell Actimedia, Bell Distribution, Bell Express Vu, Bell Mobility, Bell West, Bell Sygma UK Ltd; Encom Cable TV & Telecommunications, plc; Manitoba Telecom Services Inc.; MTS Communications Inc.; Photowatt Technologies; Sun Media Corp. Ltd.; NewPage Corporation(4); BC Hydrogen Highway

	Securities Held(1)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (C$) (2)
	2012	472,430	57,943	530,373	$731,915
	2011	269,913	57,943	327,856	$662,269

David J. Smith Age: 77 B.C., Canada Director since: 2006 Independent
Mr. Smith is a part-time Commissioner of the British Columbia Securities Commission (provincial securities regulator), a position he has held since July 2006. Mr. Smith was counsel with Lawson Lundell LLP (law firm) from May 2005 until April 2006, and prior to that, he was a partner at Lawson Lundell LLP and predecessor firms practicing corporate, commercial and securities law. He has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation.

	Board and Committee Membership	Attendance		Board Memberships
	Board Corporate Governance (Chair)	6 4	100% 100%	Current: not applicable Previous: Member of Executive Committee, British Columbia Chapter, Institute of Corporate Directors
	Securities Held(1)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (C$) (2)
	2012	8,411	14,841	23,252	$32,088
	2011	8,411	14,841	23,252	$46,969

Carol M. Stephenson Age: 61 Ontario, Canada Nominee Independent
Ms. Stephenson is the Dean of the Richard Ivey School of Business at the University of Western Ontario, a position she has held since 2003. Previously, served as President and Chief Executive Officer of Lucent Technologies Canada from 1999 to 2003. Ms. Stephenson was invested as an Officer into the Order of Canada in 2010.

	Board and Committee Membership	Attendance		Board Memberships
	n/a	-	n/a
Current: General Motors Company; Intact Financial Services Corporation (formerly ING Canada); Manitoba Telecom Services Inc.; Vancouver Olympic Games Organizing Committee (VANOC); Women on Boards; Catalyst Advisory Board
Previous: Union Energy Waterheater Income Fund; London Economic Development Corporation; Ontario Research Fund Advisory Board

Securities Held(1)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (C$) (2)
	2012	3,550	-	3,550	$4,899
	2011	-	-	-	-

9

David B. Sutcliffe Age: 52 B.C., Canada Director since: 2005 Independent
Mr. Sutcliffe’s principal occupation is corporate director. Previously, Mr. Sutcliffe was the Chief Executive Officer of Sierra Wireless, Inc. (electrical and electronic industrial products) from May 1995 to October 2005. From May 2001 to April 2005, he was also the Chair of the Board of Sierra Wireless, Inc. He has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation.

	Board and Committee Membership	Attendance		Board Memberships
	Board Management Development, Nominating & Compensation (Chair)	6 4	100% 100%	Current: Sierra Wireless, Inc.; SMART Technologies Inc.; BC Social Ventures Partners Previous: E-Comm 911
	Securities Held(1)
	Year	Shares	DSUs	Total of Shares and DSUs	Total Value of Shares and DSUs (C$) (2)
	2012	3,600	25,528	29,128	$40,197
	2011	3,600	25,528	29,128	$58,839
____________________

(1)	As of April 15, 2011 and April 10, 2012, respectively.

(2)	Based on a C$1.38 and C$2.02 closing Share price on the TSX as of April 10, 2012 and April 15, 2011, respectively.

(3)	Mr. Kilroy missed board meetings on May 31 and June 1, 2011 due to a family matter. He stepped down from the MDNCC following the March meeting.

(4)	Canadian securities legislation requires disclosure of any company that becomes insolvent while a director is a member of its board, or within one year from ceasing to act as a director. In this regard, Mr. Hayhurst is a director of Catalyst Paper Corporation, which sought an Initial Order under the Companies’ Creditors Arrangement Act on January 31, 2012. NewPage Corporation filed for Chapter 11 protection in U.S. Bankruptcy Court in September 2011, 9 months after Mr. Sheridan resigned as a director of the company.

     If the nominees are elected, Mr. Hayhurst, Mr. Kilroy and Mr. Sutcliffe will be appointed to the audit committee; Dr. Park, Mr. Smith and Ms. Stephenson will be appointed to the corporate governance committee; and Mr. Hayhurst, Dr. Park, Ms. Stephenson and Mr. Sutcliffe will be appointed to the compensation committee. Mr. Bourne will become an ex officio member of each committee.

APPOINTMENT OF AUDITORS

     Our Audit Committee has recommended that KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, be nominated at the Meeting for re-appointment as our external auditors. Our Audit Committee will fix the remuneration of our external auditors if authorized to do so by shareholders at the Meeting. It is expected that representatives of KPMG LLP will be present at the Meeting. KPMG LLP were appointed as our external auditors in 1999. Total fees paid to KPMG in 2011 and 2010 are set forth in the table below. We comply with the requirement regarding the rotation of our audit engagement partner every five years. The current audit engagement partner at KPMG LLP may continue in his role until the end of 2016.

     The following table shows the fees we incurred with KPMG LLP in 2011 and 2010:

Type of Audit Fees	2011	2010
	(C$)	(C$)
Audit Fees	$351,078	$353,302
Audit-Related Fees	Nil	Nil
Tax Fees(1)	Nil	$19,265
All Other Fees	Nil	Nil
____________________

(1)       The Tax Fees for 2010 related to tax advisory and transfer pricing services.

     For a more detailed description of the Audit Committee or to see the Audit Committee’s mandate, a copy of which is posted on our website, see the section entitled "Board Committees – Audit Committee" in our Annual Information Form dated February 23, 2011, which section is incorporated by reference into this Management Proxy Circular.

10

EQUITY-BASED COMPENSATION MATTERS

Equity-Based Compensation Plans

     The Corporation adopted two equity-based compensation plans approved by our shareholders at the 2009 Annual Meeting(1):

(a)	a consolidated share option plan (the "Option Plan"; and

(b)	a consolidated share distribution plan (the "SDP").

     For a detailed description of the principal terms of our equity-based compensation plans, see Appendix "A" and "B" of this Management Proxy Circular.

     The following table sets out, as of December 31, 2011, the number of securities we are authorized to issue under our equity-based compensation plans and the relevant exercise prices at which such securities may be issued.

Number of Securities Remaining
	Number of Securities to be	Weighted-Average Exercise	Available for Future Issuance
	Issued Upon Exercise of	Price of Outstanding	Under Equity Compensation
	Outstanding Options,	Options, Warrants and	Plans excluding securities
	Warrants and Rights (#)	Rights (CDN$)	reflected in column (a)
Plan Category	(a)	(b)	(c)
Equity-based compensation plans	8,014,784	5.35	440,268
approved by security holders
Equity-based compensation plans	Nil	N/A	N/A
not approved by security holders
Total	8,014,784	5.35	440,268

     At the Meeting, shareholders will be asked to approve, by way of two separate ordinary resolutions, the following matters related to our equity-based compensation plans:

1.	Overgrant - ratification of the issuance to our executives, on February 23 and 24, 2012, of a total of approximately 710,678 RSUs and Options which were granted in excess of a specified limit in our consolidated share distribution plan (“SDP”) and Option Plan; and

2.	Equity-based Compensation Plans - re-confirmation and approval of the Option Plan and SDP, as amended.

Each of these proposed actions is described below.

Overgrant of Restricted Share Units and Options

     The Option Plan and SDP provide that the maximum number of the Corporation’s Shares available for issuance under them cannot exceed 10% of the issued and outstanding Shares at that time of grant (the "10% rolling cap").

     The board approves equity-based compensation awards at the first meeting of each year, typically in February or March. In 2002, the annual option grant did not occur until May. These 2002 grants will expire in May 2012 and are not likely to be exercised before expiry. The residual effect of the May 2002 award timing (later than usual) and other underwater options is to put pressure on the 10% rolling cap. As a result, approximately 710,678 RSUs and Options planned for issuance to our executives were in excess of the 10% rolling cap (the “Overgrant”).
____________________

(1)	The Corporation also adopted a plan, administered by an independent trustee, for the purchase of Ballard Shares on the open market for the redemption of RSU awards (the "Market Purchase RSU Plan"). The independent trustee makes these open market purchases through the facilities of the TSX, and holds the purchased Shares in escrow until the restriction period is complete and any performance criteria have been satisfied. Shares purchased under this plan do not count against the 10% rolling cap under the Option Plan or SDP.

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     As of the Meeting, it is expected that the number of Shares available for issuance under the Equity-based Compensation Plans will once again be below the 10% rolling cap. This is expected to result from the exercise or expiry of 600,000 previously-granted Options mentioned above and approximately 110,000 previously-granted RSUs either vesting and being redeemed for Shares or expiring in the normal course.

     In other words, the Overgrant is expected to be temporary (lasting approximately 3 months) and to be rectified by the time this matter is considered by the Shareholders at this Meeting. Even so, the TSX requires that the Corporation obtain Shareholder approval of the Overgrant.

     Shareholders will be asked at the Meeting to consider and, if deemed appropriate, to approve, by a simple majority of votes cast at the Meeting, a resolution, in the form below, to ratify, confirm and approve the Overgrant. If this resolution is not passed at the Meeting, the approximately 710,678 RSUs and Options which were granted in the Overgrant will be cancelled and new awards will be granted to the recipients on the same terms (subject to the prevailing fair-market value of the Corporation’s shares at the time of re-grant).

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The Overgrant be and is hereby ratified, confirmed and approved on the same terms and conditions as previously granted.

2.	Any one officer or director of the Corporation is authorized on behalf and in the name of the Corporation to execute all such documents and to take all such actions as may be necessary or desirable to implement and give effect to this resolution or any part thereof."

In order for this ordinary resolution to be passed, it requires the positive approval of a simple majority (greater than 50%) of the votes cast thereon at the Meeting.

Reconfirmation of Equity-Based Compensation Plans

     The TSX requires that equity-based compensation plans of a listed issuer be re-approved by a majority of the issuer’s directors and by its shareholders every three years if such plan does not have a fixed maximum number of securities that can be issued under them. The Option Plan and SDP provide that the maximum number of the Corporation’s Shares available for issuance under them cannot exceed 10% of the issued and outstanding Shares at that time of grant.

     Shareholders will be asked at the Meeting to consider and, if deemed appropriate, to approve, by a simple majority of votes cast at the Meeting, a resolution, in the form below, to re-confirm and approve the Option Plan and SDP. If this resolution is not passed at the Meeting, no further awards will be made under the Equity-based Compensation Plans, however, the plans will continue on the same terms as they were the day before the Meeting in respect of equity-based compensation previously granted.

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The consolidated option plan (“Option Plan”), in the form approved by the directors, and its adoption by the Corporation, is hereby re-confirmed and approved.

2.	The consolidated share distribution plan (“SDP”), in the form approved by the directors, and its adoption by the Corporation, is hereby re-confirmed and approved.

3.	Any one officer or director of the Corporation is authorized on behalf and in the name of the Corporation to execute all such documents and to take all such actions as may be necessary or desirable to implement and give effect to this resolution or any part thereof."

In order for this ordinary resolution to be passed, it requires the positive approval of a simple majority (greater than 50%) of the votes cast thereon at the Meeting.

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ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION

     The Corporate Governance Committee continues to monitor developments and trends relating to say-on-pay in Canada and elsewhere. In the United States, the SEC has established say-on-pay advisory shareholder vote requirements. Although the Corporation’s shares are traded on NASDAQ, Ballard is a “foreign private issuer” with the SEC and accordingly these requirements do not apply to it. Say-on-pay shareholder votes have been implemented by a number of larger issuers in Canada, but such votes are still not mandated in Canada to date. At last year’s annual meeting the shareholders, at the request of the Board, passed a resolution on an advisory basis accepting the Corporation’s approach to executive compensation.

     The Corporate Governance Committee recommended to the Board that Ballard shareholders again be provided the opportunity, on an advisory basis, to vote at the Meeting in respect of the Corporation’s approach to executive compensation. The Corporate Governance Committee also recommended that adoption of a formal say-on-pay policy by the Board should continue to be deferred until Canadian regulatory requirements applicable to the Corporation are known.

     Accordingly, the shareholders of the Corporation are being given the opportunity to vote at this Meeting, on an advisory and non-binding basis, “FOR” or “AGAINST” the Corporation’s approach to executive compensation through the following resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Corporation, that the shareholders accept the approach to executive compensation disclosed in the Corporation’s management information circular delivered in advance of the Corporation’s 2012 annual meeting of shareholders.”

     The Board believes that shareholders should be well informed as to, and fully understand, the objectives, philosophy and principles that it has used to make executive compensation decisions. For information regarding Ballard’s approach to executive compensation, shareholders should review the section entitled "Compensation – Compensation Discussion and Analysis" appearing below in this Management Information Circular.

     Approval of the above resolution will require an affirmative vote of a majority of the votes cast on the matter at the Meeting. As the vote on this resolution is advisory, the results will not be binding on the Board or the Management Development, Nominating & Compensation Committee ("MDNCC"). However, the Board and the MDNCC will take the results of the advisory vote into account, as appropriate, as part of their ongoing review of executive compensation philosophy, policies and programs.

     The Board recommends that shareholders vote “FOR” the foregoing resolutions. The representatives of management named in the enclosed form of proxy, if named as proxyholders, intend to vote for the resolution, unless the shareholder has specified in the form of proxy that his or her shares are to be voted against the resolution.

VOTING INFORMATION

SOLICITATION OF PROXIES

     This Management Proxy Circular is furnished in connection with the solicitation of proxies by our management in connection with the Meeting to be held on Tuesday, June 5, 2012 at 1:00 p.m. Eastern Daylight Time in Toronto, Ontario, Canada, or the date and place of any adjournment thereof. We are soliciting proxies primarily by mail, but our directors, officers and employees may solicit proxies personally, by telephone, by facsimile transmission or by other means of electronic communication. The cost of the solicitation will be borne by us. The approximate date on which this Management Proxy Circular and the related materials are first being sent to Registered Shareholders is April 27, 2012.

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HOW TO VOTE

     Only Registered Shareholders or their duly appointed proxyholders are permitted to vote at the Meeting. Beneficial Shareholders are not permitted to vote at the Meeting as only proxies from Registered Shareholders can be recognized and voted at the Meeting. You may vote as follows:

     Registered Shareholders: If you are a Registered Shareholder you may vote by attending the Meeting in person, or if you do not plan to attend the Meeting, by completing the proxy and delivering it according to the instructions contained in the form of proxy and this Management Proxy Circular.

     Beneficial Shareholders: If you are a Beneficial Shareholder you may only vote by carefully following the instructions on the voting instruction form or proxy form provided to you by your stockbroker or financial intermediary. If you do not follow the special procedures described by your stockbroker or financial intermediary, you will not be entitled to vote.

EXECUTION AND REVOCATION OF PROXIES

     A Registered Shareholder or the Registered Shareholder’s attorney authorized in writing or, where the Registered Shareholder is a company, a duly authorized officer or attorney of that company, must execute the proxy. In order to be effective, completed proxies must be deposited at the office of the registrar and transfer agent for the Shares, being Computershare Investor Services Inc. ("Computershare"), Proxy Dept., 100 University Avenue, 9th Floor, Toronto Ontario, M5J 2Y1 (Fax: within North America: 1-866-249-7775; outside North America: 1-416-263-9524), not less than 48 hours (excluding Saturdays and holidays) before the time of the Meeting. The individuals named as proxyholders in the accompanying form of proxy are directors and officers of Ballard. A Registered Shareholder desiring to appoint a person or company (who need not be a shareholder) to represent him or her at the Meeting, other than the persons or companies named in the enclosed proxy, may do so by inserting the name of such other person or company in the blank space provided in the proxy.

     A proxy may be revoked by written notice executed by the Registered Shareholder or by his or her attorney authorized in writing or, where the Registered Shareholder is a company, by a duly authorized officer or attorney of that company, and delivered to:

  Computershare, at the address or fax number set out above, at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used;

  the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used; or

  the chair of the Meeting on the day of the Meeting and before any vote in respect of which the proxy is to be used is taken.

     A proxy may also be revoked in any other manner provided by law. Any revocation of a proxy will not affect a matter on which a vote is taken before such revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXIES

     If you complete and deposit your proxy properly, then the proxyholder named in the accompanying form of proxy will vote or withhold from voting the Shares represented by the proxy in accordance with your instructions. If you do not specify a choice on any given matter to be voted upon, your Shares will be voted in favour of such matter. The proxy grants the proxyholder the discretion to vote on amendments to or variations of matters identified in the Notice of Annual Meeting and with respect to other matters that may properly come before the Meeting.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

     As of the Record Date of April 10, 2012 we had 84,613,120 Shares issued and outstanding, each carrying the right to one vote. On a show of hands, every individual who is present as a Registered Shareholder or as a representative of one or more corporate Registered Shareholders, or who is holding a proxy on behalf of a Registered Shareholder who is not present at the Meeting, will have one vote, and on a poll, every Registered Shareholder present in person or represented by proxy and every person who is a representative of one or more corporate Registered Shareholders, will have one vote for each Share recorded in the Registered Shareholder’s name on the register of shareholders, which is available for inspection during normal business hours at Computershare and will be available at the Meeting.

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     As of the Record Date, to the knowledge of our directors and executive officers, no person beneficially owns, controls or directs, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all issued and outstanding Shares carrying the right to vote in all circumstances.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

     No one who has been a director or executive officer of ours at any time since January 1, 2011, or any of his or her associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of Shares or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

CORPORATE GOVERNANCE

     Our Board and senior management consider good corporate governance to be central to our effective and efficient operation. We monitor corporate governance initiatives as they develop and benchmark industry practices to ensure that we are in compliance with corporate governance rules.

     Our corporate governance practices are reflected in our Corporate Governance Guidelines, which provide for director qualification standards, director responsibilities, the form and amount of director compensation, director orientation and continuing education, management succession planning and performance evaluation of the Board. A copy of the Corporate Governance Guidelines can be found on our website. We have also reviewed our internal control and disclosure procedures, and are satisfied that they are sufficient to enable our Chief Executive Officer and Chief Financial Officer to certify our interim and annual reports filed with Canadian securities regulatory authorities, and to certify our annual reports filed with or submitted to the SEC.

     In addition, we have set up a process for shareholders to communicate to the Board, the details of which can be found on our website. A summary of shareholder feedback is provided to the Board through a semi-annual report.

     For a more detailed description of our corporate governance policies and practices, see the section entitled "Corporate Governance" in our Annual Information Form dated February 23, 2011, which section is incorporated by reference into this Management Proxy Circular.

BOARD COMPOSITION AND NOMINATION PROCESS

     Our Management Development, Nominating & Compensation Committee ("MDNCC") conducts an annual process under which an assessment is made of the skills, expertise and competencies of the directors and is compared to our needs and the needs of the Board. This process culminates in a recommendation to the Board of individual nominee directors for election at our annual shareholders’ meeting. With the consent of the Board, the Corporate Governance Committee assisted the MDNCC in its process for making this year’s recommendation.

     Directors are elected yearly at our annual shareholders’ meeting and serve on the Board until the following annual shareholders’ meeting, at which time they either stand for re-election or leave the Board. If no meeting is held, each director serves until his or her successor is elected or appointed, unless the director resigns earlier. The Board has established director resignation guidelines, which set out the circumstances under which a director would be compelled to submit a resignation or be asked to resign.

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     The following table identifies some of the current skills and other factors considered as part of the competency matrix developed by the MDNCC, along with identification of each nominee for election to the Board of Directors possessing each skill:

President/
	Sales/	Finance/	Legal &		CEO	Product	Power	Corporate
	Marketing	Accounting	Regulatory	Strategy	Experience	Development	Generation	Governance
Ian A. Bourne		✓		✓	✓		✓	✓
Douglas P. Hayhurst		✓		✓				✓
Edwin J. Kilroy	✓			✓	✓			✓
Dr. Chong Sup (C.S.) Park		✓		✓	✓			✓
John W. Sheridan	✓			✓	✓	✓	✓	✓
David J. Smith			✓	✓				✓
Carol M. Stephenson	✓			✓	✓	✓		✓
David B. Sutcliffe				✓	✓	✓		✓

MAJORITY VOTING POLICY

     The Board has adopted a policy which requires that any nominee for director who receives a greater number of votes "withheld" than "for" his or her election shall tender his or her resignation to the Board following our annual shareholders’ meeting, to take effect immediately upon acceptance by the Board. Upon receipt of such conditional resignation, the Corporate Governance Committee will consider the matter and, as soon as possible, make a recommendation to the full Board regarding whether or not such resignation should be accepted. After considering the recommendation of the Corporate Governance Committee, the Board will decide whether or not to accept the tendered resignation and will, not later than 90 days after the annual shareholders’ meeting, issue a press release which either confirms that it has accepted the resignation or provides an explanation for why it has refused to accept the resignation. The director tendering his or her resignation will not participate in any meeting of the Board or the Corporate Governance Committee at which the resignation is considered. Subject to any restrictions or requirements contained in applicable corporate law or Ballard’s constating documents, the Board may: (a) leave a resulting vacancy unfilled until the next annual shareholders’ meeting; (b) appoint a replacement director whom the Board considers merits the confidence of the shareholders; or (c) call a special meeting of shareholders to elect a replacement director who may be a person nominated by management. The policy does not apply in respect of any contested shareholders’ meeting, which is any meeting of shareholders where the number of nominees for director is greater than the number of directors to be elected.

BOARD MEETINGS

     The Board meets on a regularly scheduled basis and directors are kept informed of our operations at meetings of the Board and its committees, and through reports by and discussions with management. In 2011, in-camera sessions, chaired by the Chair of the Board, were held after each regularly scheduled Board meeting involving all of the independent directors without the presence of management. In addition, communications between the directors and management occur apart from regularly scheduled Board and committee meetings. The Board has set a minimum meeting attendance guideline of 70%. Non-compliance with this guideline by a director is one of the factors considered in his or her individual performance evaluation at the end of the year.

COMMITTEES OF THE BOARD

     The Board has established three standing committees: (1) the Audit Committee; (2) the MDNCC; and (3) the Corporate Governance Committee. Each committee has been delegated certain responsibilities, performs certain advisory functions and either makes certain decisions or makes recommendations to the Board. Each committee chair reports on the activities of the committee to the Board following each committee meeting. None of the members of these committees are current or former officers or employees of ours, or any of our subsidiaries.

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     Effective following this year’s annual meeting, the mandates of the MDNCC and the Corporate Governance Committee will be amended to transfer responsibility for director succession planning and nomination from the MDNCC to the Corporate Governance Committee and to change the name of the MDNCC to the Human Resources and Compensation Committee.

     The information below sets out the members of each of our standing committees and indicates the number of meetings that each committee held in 2011. After the Meeting, we will reconstitute all of the committees to reflect the newly elected Board.

     The following chart sets out current committee members:

Management
Development,
Nominating &
		Corporate Governance	Compensation
	Audit Committee	Committee	Committee
Ian A. Bourne*	✓	✓	✓
Edwin J. Kilroy	✓ (Chair)
Dr. Chong Sup (C.S.) Park		✓	✓
John W. Sheridan	**	**	**
David J. Smith		✓ (Chair)
David B. Sutcliffe			✓ (Chair)
Mark A. Suwyn	✓		✓
Douglas W. G. Whitehead	✓
____________________

* Chair of the Board and designated financial expert.

** Non-independent director and ex officio member of the committees.

Audit Committee

     The Audit Committee met 6 times during the financial year ended December 31, 2011. The members in 2011 were Ian A. Bourne, Edwin J. Kilroy (Chair), Mark A. Suwyn and Douglas W.G. Whitehead. All of the members of the Audit Committee are independent of our management in accordance with the applicable Canadian and United States securities laws and exchange requirements.

     For a more detailed description of the Audit Committee or to see the Audit Committee’s mandate, a copy of which is posted on our website, see the section entitled "Board Committees – Audit Committee" in our Annual Information Form dated February 23, 2011, which section is incorporated by reference into this Management Proxy Circular.

Management Development, Nominating & Compensation Committee

     The MDNCC met 4 times during the financial year ended December 31, 2011. The members in 2011 were Ian A. Bourne, Edwin J. Kilroy (January – March), Dr. C.S. Park, David B. Sutcliffe (Chair) and Mark Suwyn (April – December). Mr. Kilroy served on the committee until May, 2011, at which time he stepped down and Mr. Suwyn joined the committee. All of the members of the MDNCC are independent of our management in accordance with the applicable Canadian and United States securities laws and exchange requirements.

     For a more detailed description of the MDNCC or to see the MDNCC’s mandate, a copy of which is posted on our website, see the section entitled "Board Committees – Management Development, Nominating & Compensation Committee" in our Annual Information Form dated February 23, 2011, which section is incorporated by reference into this Management Proxy Circular.

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Corporate Governance Committee

     The Corporate Governance Committee met 4 times during the financial year ended December 31, 2011. The members in 2011 were Ian A. Bourne, Dr. C.S. Park and David J. Smith (Chair). All of the members of the Corporate Governance Committee are independent of our management in accordance with the applicable Canadian and United States securities laws and exchange requirements.

     For a more detailed description of the Corporate Governance Committee or to see the Corporate Governance Committee’s mandate, a copy of which is posted on our website, see the section entitled "Board Committees – Corporate Governance Committee" in our Annual Information Form dated February 23, 2011, which section is incorporated by reference into this Management Proxy Circular.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

     This section of this Management Proxy Circular contains a discussion of the elements of compensation earned by our "Named Executive Officers", who are listed in the Summary Compensation Table below: John W. Sheridan (President and Chief Executive Officer), Tony Guglielmin (Vice President and Chief Financial Officer), Christopher J. Guzy (Vice President and Chief Technical Officer), Michael Goldstein (Vice President and Chief Commercial Officer) and William Foulds (Vice President and President, Ballard Material Products).

Objectives of Our Executive Compensation Program

     The structure of our executive compensation program is designed to compensate and reward executives appropriately for driving superior performance. For our Named Executive Officers, a significant portion of their total direct compensation is "at risk" and tied closely to the success of the Corporation’s short and long-term objectives. "At risk" means that the executive will not realize value unless specified goals, many of which are directly tied to the Corporation’s performance, are achieved or the price at which our common shares are traded on the TSX or NASDAQ appreciates. In 2011, these performance goals, and resulting compensation awards, were largely focused on the Corporation’s key business drivers including growing revenue and building the long term order book, Adjusted EBITDA(2) performance, gross margin, cash reserves, on-time product deliveries and the delivery of key strategic business enablers to position the Corporation for long term success. This compensation philosophy puts a strong emphasis on pay for performance, and uses equity awards as a significant component in order to correlate the long-term growth of shareholder value with management’s most significant compensation opportunities. The strategic goals of the Corporation are reflected in the incentive-based executive compensation programs so that executives’ interests are aligned with shareholders interests.

Philosophy and Objectives

     Our philosophy and objectives regarding compensation are to:

(a)	attract and retain experienced, qualified, capable executive officers by paying salaries which are competitive in the markets in which we compete for executive talent;

(b)	motivate short and long-term performance by directly linking annual bonuses to performance; and

(c)	link our executive officers' interests with those of our shareholders by providing our executive officers with equity-based compensation, requiring them to comply with minimum share ownership guidelines and build a sustained ownership position.
____________________

(2)       For a discussion of EBITDA and Adjusted EBITDA, please refer to Ballard’s Management’s Discussion & Analysis.

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Compensation Risk Considerations

The MDNCC and board of directors believe that relative to other market sectors (e.g. Financial) the risk associated with our compensation practices is low. However, given the increased emphasis being placed on ensuring that compensation practices do not encourage behaviours that expose the corporation to greater risk, this is an area that the MCNCC and board intend to address more fully in the future.

The MDNCC and board of directors currently consider the risks associated with the company’s compensation policies and practices are mitigated by:

  evaluating the impact of each compensation component on management behaviour:

    for base pay, there is no unusual risk-taking being encouraged;

    for long-term equity-based incentive programs, the potential risks are considered low, in part due to the mix of RSU and Option awards with time and/or performance based vesting terms, and overall generally consistent with other public company risks;

    for short term cash incentives, the potential risks are low since the plan uses multiple metrics in the Corporate Multiplier, both quantitative and qualitative (described below).

  ensuring the committee and board mandates reflect the correct accountabilities, oversight and controls on the company’s compensation policies and practices, especially as they relate to executive compensation; and

  working with management and/or external consultants to stress test each compensation component, to ensure boundary conditions are reasonable and do not produce unexpected or unintended financial windfalls

The MDNCC and board of directors consider that these mitigation approaches results in the Corporation’s risk profile associated with its compensation practices being low.

How Executive Compensation is Determined

     The MDNCC, consisting of 4 independent directors, is charged, on behalf of our Board, with reviewing and approving executive officers’ benefit policies and compensation plans, including our annual bonus plan and our long-term equity-based compensation plans. As part of its mandate, the committee approves and recommends to the Board the appointment of our executive officers. The committee also reviews and approves the amount and form of their compensation, their development and succession plans, and any significant organizational or management changes. The committee retains independent compensation consultants for professional advice and as a source of competitive market information. In 2011, the committee directly retained Towers Watson to perform a full benchmarking assessment of executive compensation, including an update of the comparator group, and on an as-needed basis, to provide independent advice related to Ballard executive compensation items. The committee also seeks the advice and recommendations of our President and Chief Executive Officer with respect to the compensation of our other executive officers. The President and Chief Executive Officer does not participate in the portions of the committee discussions that relate directly to his personal compensation.

Executive Pay Mix and the Emphasis on "At Risk" Pay

     We place emphasis on performance by having a significant proportion of our executive officers’ total annual compensation linked to corporate and individual performance. For 2011, an average of 59% of the annual compensation earned by each of our Named Executive Officers came from "at risk", variable, performance-related compensation containing inherent market performance risk, where annual compensation includes base salary, annual bonus and equity-based long-term incentives (including share options and RSUs).

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The Use of Benchmarking

     Our overall compensation objective is to pay executives on average at the 50th percentile of the comparator group for full achievement of performance goals. Over-achievement or under-achievement will result in being over or under the average.

     In 2011, the MDNCC, working with Towers Watson, updated the comparator companies contained within the Corporation’s compensation comparator group to reflect the Corporation’s current business size and market focus. A revised list of comparator companies was reviewed and accepted by the committee, which selected the group of comparators ensuring a suitable mix of Canadian and United States companies exhibiting a growth oriented mix of revenues, employee base, asset base, market capitalization and market focus. This comparator group comprises the primary source of compensation data for review of the Corporation’s market competitiveness. The committee reviews the composition of the comparator company list on an annual basis.

     The committee compares each executive officer’s annual salary, target annual incentive bonus and long-term incentive compensation value, both separately and in the aggregate, to amounts paid for similar positions at comparator group companies. As noted above, the committee’s practice is to target annual total direct compensation for each executive at approximately the 50th percentile among the comparator group companies.

     The Corporation’s current comparator group (as approved by the MDNCC in December 2011) is:

Canadian Companies	United States Companies
EXFO Inc	AeroVironment Inc
Gennum Corporation	Allied Motion Technologies Inc
Hydrogenics Corp.	American Superconductor Corporation
Neo Material Technologies Inc	Ener1 Inc
New Flyer Industries Inc	Energy Conversion Devices Inc
Sierra Wireless Inc	Fuel Cell Energy Inc
Westport Innovations Inc	GrafTech International Ltd
Plug Power Inc

Towers Watson have been retained by the Committee since 2008 to provide executive compensation benchmarking and general executive compensation, equity plan and board compensation advisory services. During 2011, in addition to the executive benchmarking study, Towers Watson provided a similar compensation benchmarking study to the Corporate Governance Committee related to Board Director compensation levels. Towers Watson provided no additional services to management during this period. The total fees paid to Towers Watson during 2011 were $51,700.

Current Executive Compensation Elements

     Our compensation program for our executive officers has three primary components:

(a)	annual salary;

(b)	annual incentives (bonus); and

(c)	equity-based long-term incentives comprised of awards that may be issued under our Option Plan, Share Distribution Plan or under the Market Purchase RSU Plan

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Significant Compensation program changes planned in 2012

Consistent with the recent benchmarking study conducted by Towers Watson (mentioned above), the Corporation plans to reduce the target bonus of Named Executive Officers, starting in 2012. The CEO’s new individual bonus target will be 80% of base earnings, and the VP individual bonus target level will be reduced to 60% of base earnings.

In addition, in 2012 the Corporation intends to implement changes to LTI awards. These changes will include a reduced dollar target value for executives, a higher mix of RSUs relative to options, and a revised approach to the RSU performance criteria, incorporating multi-level performance vesting approach.

Due to the overgrant issue described earlier in this document, the executives were issued LTI awards in February 2012 that are conditional on shareholder approval of the overgrant resolution contained herein.

As part of its ongoing review of the Corporation’s equity plans, the board has approved amendments to the definition of “retired” in the Equity-based Compensation Plans (from the previous definition linked to mandatory retirement age of 65 for employees and 70 for directors, to a definition that takes into account both age and length of service, as well as other considerations). Vesting of option and RSU awards for retired individuals will now continue on the same terms as if they were employees of the Corporation.

In 2012, the Corporation plans to resume the issuance of Restricted Share Units from the SDP, managing within the rolling 10% cap, to conserve the Company’s cash reserves. Going forward it may choose to issue RSUs from either the Market Purchase RSU Plan or SDP.

Annual Salary

     The MDNCC approves the annual salary of our executive officers. Salary guidelines and salary adjustments for our executive officers are considered with reference to:

(a)	comparative market assessments performed by external compensation consultants;

(b)	the experience and qualifications of each executive officer;

(c)	the individual performance of each executive officer; and

(d)	the roles and responsibilities of each executive officer.

     The Corporation chooses to pay this element of compensation, because the Corporation’s view is that a competitive base salary is a necessary element for attracting and retaining qualified and experienced executive talent.

     The Corporation’s decisions about this element of compensation and its annual level impacts decisions about the level of target annual incentive an executive might receive, but only in the sense that the incentive bonus target is set as a percentage of annual salary.

     In 2011, there were no annual salary increases for the Named Executive Officers (with the exception of Mr. Foulds, who received an increase to CDN$269,5053 to position him at a level more consistent with market data and the other Senior Executives).

Annual Bonus for Executive Officers

     The MDNCC reviews and approves the annual bonus for each executive officer based on the recommendations of our President and Chief Executive Officer in accordance with the factors described in the foregoing section.

____________________

(3)	Mr. Foulds’ salary was paid in United States dollars (US$265,000) and was converted into Canadian dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 30, 2011.

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     The annual target bonus for executive officers (excluding the President and Chief Executive Officer) was set at 70% of base salary in 2011. This bonus target had been reduced in 2008 to 70% from 75% in 2007 (this reduction followed a similar reduction in the target bonus level of 5% from 2006 levels to better align annual incentive levels to market levels relative to the Corporation’s comparator group). The Corporation intends a further reduction in 2012 to 60% of base salary, to ensure consistency with the benchmark levels recently reviewed relative to the compensation comparator group. Each executive officer’s actual 2011 bonus was based on a combination of his individual performance and our corporate performance relative to goals, as discussed below under the section entitled "Methodology for Determining Annual Incentives".

     The Corporation maintains an annual bonus program in order to motivate short and long-term performance by directly linking annual bonuses to the performance and progress of the Corporation.

     The Corporation’s decisions about this element of compensation do not directly affect decisions about any other element of the Corporation’s compensation program.

     For a full discussion of annual incentive compensation for our President and Chief Executive Officer, see the section entitled "Chief Executive Officer Compensation". The section below entitled "Methodology for Determining Annual Incentives" applies equally to the President and Chief Executive Officer as it does to the other executives.

Methodology for Determining Annual Incentives

     The actual annual bonus for each executive officer is determined by the MDNCC on the basis of the following formula:

annual base salary x target bonus percentage x individual performance multiplier x corporate multiplier

     The corporate multiplier is determined by the MDNCC and approved by the Board with reference to achievement against the corporate goals set out in a Corporate Performance Scorecard approved by the MDNCC and the Board prior to the commencement of the year. Each corporate performance goal on the scorecard is assigned a relative weighting in terms of importance to annual performance and growth of the Corporation, as well as a range of targeted outcomes, such that below a certain performance level the contribution of that goal to the overall corporate multiplier is zero. For 2011, the Corporate Performance Scorecard reflected a balance of Quantitative annual goals focussed on delivery of the 2011 operating plan (70% of the scorecard) and Qualitative goals focussed on key strategic outcomes during 2011 to position the Corporation for longer term success (30% of the scorecard). The Quantitative portion of the scorecard had 4 financial elements (Revenue, Net Cash, Gross Margin and Adjusted EBITDA) and 2 operational elements (on-time product delivery and sales order book for 2012). The Qualitative portion of the scorecard had 3 elements (Establishing a sustainable, high margin bus business, delivering on execution priorities in the DG market and establishing a Quality Assurance centric organizational culture).

     The overall corporate multiplier for 2011, as approved by the MDNCC and the Board was 62%, reflecting the following levels of achievement on the corporate goals. Goals related to 2012 order book and on-time product delivery targets were exceeded and received between 100% to 150% scoring. The Quality Assurance organizational goal and strategic Bus business goal were both met, and received 100% scoring, while the Gross Margin and DG business segment growth targets were both partially met and received between 50% and 100% score. While significant progress was made in 2011 in overall revenue growth and EBITDA performance, stretch targets related to Revenue, Net Cash and Adjusted EBITDA were not met and received 0% scoring.

     Given the nature of the corporate performance multiplier, for any particular year the corporate performance multiplier is not determined until our annual financial statements for that particular financial year are complete. However, notwithstanding that the corporate performance multiplier is not determined, and the annual bonus based thereon is not paid until the end of the first quarter following each particular financial year, in our summary compensation table we report the annual bonus for each particular financial year as if it had been determined and paid in the particular financial year.

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     A discussion of the annual base salary, target bonus percentage and corporate multiplier components of this annual incentive formula for each executive officer is set out above. The individual performance multiplier is determined with reference to achievement against the individual goals set for each executive officer, with an individual performance multiplier greater than 100% being awarded for superior performance against these goals, and an individual performance multiplier of less than 100% being awarded for substandard performance against these goals. Individual goals are set for individual executive officers by the Chief Executive Officer and are based on agreed-upon objective/identifiable measures relative to their respective functional accountabilities, which are aligned to the corporate performance goals. Our Named Executive Officers’ individual performance multipliers for 2011 ranged from 90% to 135%.

     Mr. Guglielmin met or exceeded his overall performance goals for his CFO role, related among other items, to a successful transition to the IFRS reporting standard, expanding the reach and scope of the Investor Relations program and strong leadership of internal fiscal management initiatives.

     Mr. Guzy met his overall performance goals largely related to the delivery of key product development programs, focused on cost reduction and product feature enhancement. In addition, Mr. Guzy expanded the scope of external funding for Research and Product Development via new customer and government partnerships.

     Mr. Goldstein continued key programs in 2011 to build stronger capabilities in sales and marketing through the recruitment of external talent, sales training, improving processes, etc., however overall revenue performance fell below target levels.

     Mr Foulds met or exceeded his various performance goals for 2011, which included both financial and operational targets for the Ballard Material Products division.

Long Term Incentives

     We provide our executive officers with equity-based long-term incentives through the Option Plan, Market Purchase RSU Plan and the SDP. These plans are designed to reinforce the connection between executive officer remuneration and our performance by motivating and rewarding participants for improving our long-term financial strength and enhancing shareholder value, and also providing retention value to executives. With respect to equity-based long-term compensation awards for our executive officers, individual performance and future contribution expectations are taken into account in determining the award. In 2011, the President and Chief Executive Officer recommended to the MDNCC a value amount in dollars for each Named Executive Officer: see the amounts set out under “Share-Based Awards” and “Option-Based Awards” in our Summary Compensation Table. 50% of this value amount was then converted to RSUs at the then current market price by dividing the dollar value by the closing share price on either the TSX or NASDAQ on the award date. 50% of this value amount was converted to options by dividing the dollar value by the Black-Scholes value of a Ballard option on the award date. These options were then priced at the closing share price on the day prior to the award date.

     This element of compensation and the Corporation’s decisions about this element fit into the Corporation’s overall compensation objectives in that they link our shareholders’ interests with those of our executive officers by providing our executive officers with equity-based compensation, and requiring them to comply with minimum share ownership guidelines.

     The Corporation’s decisions about this element of compensation do not affect decisions about any other element of the Corporation’s compensation.

Share Options

     Share options are granted annually in respect of approximately 50% of the long-term incentive compensation to be provided to an executive. As a result, previous grants of Share options are not generally taken into account when making new grants. The actual number of Share options granted is determined by dividing the dollar value of the portion of the long-term incentive to be satisfied though an option grant by the Black-Scholes value of a Ballard option on the award date.

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     Under our Option Plan:

(a)	the exercise price of each option is determined by the Board, but must not be less than the closing price per Share on the TSX or NASDAQ on the last trading day before the date the option is granted; and

(b)	each option may be exercised by the holder in respect of up to one-third of the Shares subject to the option on or after the first, second and third anniversary of the effective date of the option on a cumulative basis.

     Share options are typically granted for a term of seven years.

Restricted Share Units

     Employees and executive officers are eligible to receive new RSU awards under the Market Purchase RSU Plan or SDP, which provide for vesting over periods of up to three years and awards may be subject to certain performance criteria, as determined by the Board upon the recommendation of the MDNCC. Redemption of these RSUs is satisfied either with Shares bought under the Market Purchase RSU Plan or by treasury based shares reserved under the SDP.

     The amount of the long-term incentive that is awarded to each executive officer is typically determined in the first quarter of each financial year, in conjunction with the determination of that executive officer’s annual bonus for the prior financial year. Since the long-term incentive is tied to future (as opposed to past) corporate performance, in our summary compensation table we report the grant of the long-term incentive in the "Share-Based Awards" column and the "Option-Based Awards" column for the particular year in which they were actually granted. The year-end values of unexercised or unvested Share options and RSUs, and the vesting during the year of Share options and RSUs are reported in the tables under the heading "Incentive Plan Awards".

New Issuances

     On March 8, 2011, 464,570 RSUs were issued to the Named Executive Officers, including the President and Chief Executive Officer. For all our executive officers who received an award on that date, the RSU awards included a performance criteria achievement goal of a minimum corporate multiplier of 75% in each of the 3 years of the award. With redemption of each 1/3 of the award subject to a minimum corporate performance of 75% in 2011, 2012 and 2013. Failure to meet this minimum corporate performance threshold in any one year results in that year’s award portion expiring and not being redeemed (see the section above entitled "Methodology for Determining Annual Incentives" for a description of the determination of the corporate multiplier). In February 2012, the board determined that the first 1/3 of this award had not reached the required performance level and this portion of the award expired unvested. At this time, the board also decided to amend the performance criteria for the final 2 tranches of this award to reflect the revised multi-level vesting approach adopted for 2012 awards.

Redemptions

     On February 21, 2011, 33,191 RSUs reached the end of their restriction period and after statutory withholdings, 18,993 RSUs were redeemed into Shares, representing one-third of the 2008 annual RSU long-term incentive award granted to Mr. Sheridan on May 12, 2008 and to Mr. Guzy and Mr. Foulds on February 21, 2008. These RSUs were redeemed into Shares following the Board’s previous confirmation that the performance criteria (>75% achievement of the corporate multiplier in 2008) was met.

     On March 3, 2011, 87,921 RSUs reached the end of their restriction period and after statutory withholdings, 50,654 RSUs were redeemed into Shares, representing one-third of the 2009 annual RSU long-term incentive award granted to Mr. Sheridan, Mr. Guzy and Mr. Foulds on March 23, 2009. These RSUs were redeemed into Shares following the Board’s previous confirmation that the performance criteria (>75% achievement of the corporate multiplier in 2010) was met.

     On March 11, 2011, 84,863 RSUs reached the end of their restriction period and after statutory withholdings, 48,742 RSUs were redeemed into Shares, representing one-third of the 2010 annual RSU long-term incentive award granted to Mr. Sheridan, Mr. Guzy, Mr. Goldstein and Mr. Foulds on March 11, 2010.

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These RSUs were redeemed into Shares following the Board’s previous confirmation that the performance criteria (>75% achievement of the corporate multiplier in 2010) was met.

     On May 5, 2011, 19,943 RSUs reached the end of their restriction period and after statutory withholdings, 11,227 RSUs were redeemed into Shares for Mr. Goldstein. This award was the second 1/3 of his new hire award, granted on May 5, 2009 and subject to time vesting only.

     On May 11, 2011, 359,712 RSUs reached the end of their restriction period and after statutory withholdings, 202,517 RSUs were redeemed into Shares for Mr. Sheridan. This retention award was granted on May 12, 2008 and subject to time vesting only.

     On June 14, 2011, 25,225 RSUs reached the end of their restriction period and after statutory withholdings, 14,201 RSUs were redeemed into Shares for Mr. Guglielmin. This award was the first 1/3 of his new hire award, granted on June 14, 2010 and subject to time vesting only.

Chief Executive Officer Compensation

     Mr. Sheridan was appointed President and CEO by the Board on February 22, 2006. When appointed, his base salary at that time was fixed at $530,000 Cdn per year. The CEO base salary has been frozen since that time, other than a 10% voluntary temporary reduction during the 2nd half of 2009. In January 2010, Mr. Sheridan’s base salary returned to its original level of $530,000 Cdn per year and continued at that level throughout 2011.

     Mr. Sheridan is entitled to receive an RRSP contribution (CDN$11,225 in 2011). The corporate RRSP program was changed in 2010 and this benefit was reduced by 50% relative to 2009. This benefit is now subject to an equivalent matching contribution from Mr. Sheridan. Mr. Sheridan is also entitled to receive company paid insurance premiums (CDN$2,021 in 2011).

     Mr. Sheridan’s target bonus for 2011, as detailed below was equal to 90% of his annual base salary. This level of target bonus has been reduced from 100% in 2007. In 2012, Mr. Sheridan’s bonus will be reduced to 80%, consistent with reductions to the other executive officers. Mr. Sheridan’s bonus for 2011 was determined by the MDNCC on the basis of corporate financial and operational performance reflected in the Corporate Performance Scorecard rating, plus performance relative to the CEO’s individual goals for 2011, as approved by the Board.

     As outlined earlier, the Corporate Performance Scorecard was determined to be 62%. This reflects that some Corporate goals were missed, while the goals for on-time product deliveries and year end order book were exceeded, and other Corporate qualitative goals were met or partially met. Also, while the Corporate goals for revenue and adjusted EBITDA were missed, the actual results represent significant progress year over year on revenue growth and adjusted EBITDA.

     With respect to individual CEO goals, the MDNCC determined that Mr. Sheridan met or exceeded his personal performance goals for risk management, leadership, employee engagement and external profile development. Also, while the Shareholder value growth goal was met on a relative basis (sector comparables), it was missed on an absolute basis (share price). After assessing the above achievements relative to the goals, the Board approved an individual performance multiplier of 128%. Applying this individual multiplier and the corporate multiplier of 62% (determined in accordance with the corporate multiplier methodology set forth in the section entitled "Methodology for Determining Annual Incentives"), to Mr. Sheridan’s target bonus for 2011 of 90% of base salary, resulted in a bonus payment to Mr. Sheridan of CDN$380,000 for the fiscal year ended December 31, 2011.

     On March 8, 2011, the Board approved the recommendation by the MDNCC and Mr. Sheridan was granted a long-term incentive award, equivalent at the time of grant to a total value of CDN$900,000; with CDN$400,000 converted to options in respect of 344,827 Shares (at an exercise price of CDN$2.10 per Share) and a RSU award of CDN$500,000 (238,095 RSUs at a price of CDN$2.10 per Share). These awards formed Mr. Sheridan’s 2011 long-term incentive package, and the overall value and equity mix was approved by the MDNCC and the Board following consultations with Towers Watson. Consistent with other Named Executive Officers, the RSU award has performance criteria and time vesting as described above in the Restricted Share Units – New Issuances section, and the share options were granted with a 7-year term, with one-third of the options vesting at the end of each of the first three years.

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     The total value of Mr. Sheridan's compensation in 2011, including cash and non-cash compensation, was CDN$1,841,218.

Termination and Change of Control Benefits

     For a description of the termination and change of control benefits under Ballard's employee contracts and equity compensation plans for the President & CEO and other Named Executive Officers, see the section entitled "Termination and Change of Control Benefits" below.

Perquisites

     In addition to cash and equity compensation, the Corporation provides Named Executive Officers with certain personal benefits, consistent with similar benefits coverage within the comparator group. These benefits include a car allowance, medical benefits program, long and short-term disability coverage, life insurance, an annual medical and a financial planning allowance.

Retirement Benefits

     In 2011, each Canadian Named Executive Officer received an RRSP contribution from the Corporation, equal to 50% of the maximum amount allowable under the Income Tax Act (Canada), based on the Named Executive Officer making an equivalent personal matching contribution. In 2010, the Corporation made changes to its overall RRSP program. Starting on January 1, 2010, each executive was required to make a matching contribution to receive an RRSP benefit. As a result of these changes, the maximum benefit each executive can receive is up to 50% of the maximum amount allowable under the Income Tax Act (Canada), based on the executive making an equal matching contribution. This is both a reduction of 50% in value of the total benefit relative to the program prior to 2010, and also requires a matching contribution from the executive.

     In the United States, Mr. Foulds participated in a similar 401k matching program. Based on personal contributions from Mr. Foulds, the Corporation will make matching contributions up to a value of 10% of his base salary, subject to annual personal and catch-up contribution limits.

     None of the Named Executive Officers currently participates in a Corporation-sponsored Defined Benefits Plan, Defined Contribution Plan, or Supplemental Executive Retirement Plan, nor do they receive contributions to any such plan on their behalf from the Corporation. Mr. Foulds retains a frozen retirement benefit under a previously active Defined Benefits Plan.

Total Executive Officer Compensation

     The total value of the compensation of the Chief Executive Officer together with all of the other Named Executive Officers (as defined below in the section entitled "Executive Compensation") was CDN$4,863,252

Minimum Share Ownership Guidelines

     We established executive officer minimum share ownership guidelines in 2003, which obligate each executive officer to own a minimum number of our Shares. Those guidelines were modified by our Board in 2006 and 2007 to increase the minimum share ownership requirements for the President and Chief Executive Officer and our other executive officers, respectively.

     Under the guidelines, the minimum share ownership requirement for the President and Chief Executive Officer is the lesser of:

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(a)	the number of Shares that have a fair market value of three times the President and Chief Executive Officer’s base salary; or

(b)	181,903 Shares.

The President and Chief Executive Officer has five years from his date of hire to to comply with this requirement.

The minimum share ownership requirement for our other executive officers is the lesser of:

(a)	the number of Shares with a fair market value equal to the executive officer’s annual base salary; or

(b)	35,300 Shares.

Other executive officers who were employed at the time the guidelines were amended in 2007 have eight years from the date of their hire to comply with this requirement; executive officers hired after that date have 5 years to comply.

     For the purposes of this section, the "fair market value" is defined as the closing price of our Shares as listed on the TSX on the date of review of the guideline. All executive officers have met or are on track to achieve the applicable guidelines.

     Executives are not permitted to hedge the market value of the Company securities they hold.

PERFORMANCE GRAPH

     The following graph compares the total cumulative return to a shareholder who invested $100 in our Shares on December 31, 2006, assuming reinvestment of dividends, with the total cumulative return of $100 on the NASDAQ Composite Index for the last five years.

	2006 (Dec 31)	2007 (Dec 31)	2008 (Dec 31)	2009 (Dec 31)	2010 (Dec 31)	2011 (Dec 31)
	($)	($)	($)	($)	($)	($)
Ballard	100	92	20	33	26	19
NASDAQ	100	110	65	94	110	108
Composite
Index

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     The trend shown by this graph does not reflect the trend in the Corporation’s compensation to its Named Executive Officers.

EXECUTIVE COMPENSATION TABLES

     The following table summarizes the compensation paid for the fiscal years ended on December 31, 2009, December 31, 2010 and December 31, 2011 to our Named Executive Officers.

Summary Compensation Table
				Long-Tern Incentives
				Share-Based	Option-Based	All Other	Total
Name and Principal		Salary(3)	Bonus(4)	Awards(5)	Awards(6)	Compensation(7)	Compensation
Position	Year	(CDN$)	(CDN$)	(CDN$)	(CDN$)	(CDN$)	(CDN$)
John W. Sheridan(1) President and Chief Executive Officer	2011	530,000	380,000	500,000	400,000	31,218	1,841,218
	2010	530,000	536,625	250,000	250,000	36,669	1,603,294
	2009	509,671	353,934	192,500	120,561	44,610	1,221,276
Tony Guglielmin Vice President and Chief Financial Officer	2011	310,000	168,175	120,000	120,000	28,627	746,802
	2010	169,863	96,899	140,000	176,750	15,194	598,706
	2009	0	0	0	0	0	0
William Foulds(2) Vice President and President, Ballard Material Products	2011	263,068	170,561	122,040	122,040	53,590	731,299
	2010	229,312	258,106	122,040	122,040	52,111	783,609
	2009	192,448	79,746	70,478	44,758	134,436	521,866
Christopher J. Guzy Chief Technical Officer	2011	310,000	134,540	120,000	120,000	44,042	728,582
	2010	310,000	195,300	120,000	120,000	49,499	794,799
	2009	298,110	92,008	92,400	57,869	42,890	583,277
Michael Goldstein Vice President and Chief Commercial Officer	2011	380,000	148,428	120,000	120,000	46,923	815,351
	2010	380,000	215,460	120,000	120,000	90,500	925,960
	2009	243,616	122,183	140,000	220,500	203,501	929,800
____________________

(1)	Mr. Sheridan is also a director, but receives no compensation for his service as a director.

(2)	Mr. Foulds’ compensation was paid in United States dollars. The United States dollar amounts were converted into Canadian dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 30, 2011.

(3)	Salary of each of the Named Executive Officers was paid in Canadian dollars with the exception of Mr. Foulds, who was paid in United States dollars (US$258,671, US$225,479 and US$189,231 for 2011, 2010 and 2009, respectively). The United States dollar amounts for 2011 were US$521,141, US$304,818, US$304,818 and US$373,648 for Messrs. Sheridan, Guglielmin, Guzy and Goldstein, respectively. The United States dollar amounts for 2010 were US$521,141, US$167,024, US$304,818, and US$373,648 for Messrs. Sheridan, Guglielmin, Guzy and Goldstein, respectively. The United States dollar amounts for 2009 were US$501,152, US$293,126 and US$239,544 for Messrs. Sheridan, Guzy and Goldstein, respectively. Note that each full-time Named Executive Officer voluntarily accepted a temporary 10% base salary cut starting in August 2009. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 30, 2011.

(4)	The bonus of each of the Named Executive Officers was paid in Canadian dollars with the exception of Mr. Foulds, who was paid in United States dollars (US$167,710, US$253,792 and US$78,413 for 2011, 2010 and 2009, respectively). The United States dollar amounts for 2011 were US$373,648, US$165,364, US$132,291 and US$145,947 for Messrs. Sheridan, Guglielmin, Guzy and Goldstein, respectively. The United States dollar amounts for 2010 were US$527,655, US$95,279, US$192,036 and US$211,858, for Messrs. Sheridan, Guglielmin, Guzy and Goldstein, respectively. The United States dollar amounts for 2009 were US$348,018, US$90,470 and US$120,140 for Messrs. Sheridan, Guzy and Goldstein, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 30, 2011.

(5)	Represents the total fair market value of RSUs issued to each Named Executive Officer during the 2009, 2010 and 2011 fiscal years. This amount is based on the grant date fair market value of the award, which equals the closing price of the Shares on the TSX and NASDAQ on the date of issuance of the award. Fair value is determined in accordance with IFRS 2 of the International Financial Reporting Standards (accounting fair value) is recorded as compensation expense in the statement of operations over vesting periods of one to three years. There is no difference in Canadian dollars between the grant date fair market value of the award and the accounting fair value.

As noted above, a dollar value is approved for the long term incentive awarded to each executive and approximately 50% of this amount is awarded in the form of RSUs with the remaining 50% being awarded in the form of Share options in 2011. In 2010, 50% of this amount was awarded in the form of RSUs with the remaining 50% being awarded in the form of Share options. In 2009, 55% of this amount was awarded in the form of RSUs with the remaining 45% being awarded in the form of Share options. The number of RSUs awarded is equal to the dollar amount of the award divided by the fair market value of the Shares at the time of issuance (based on the closing price of the Shares on the TSX and NASDAQ on the date of issuance). The number of RSUs issued to each Named Executive Officer in respect of the fiscal years ended December 31, 2009, December 31, 2010 and December 31, 2011 is as follows:

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Share-Based Awards
			Fair Market Value
Named Executive		RSUs	of a Share	Total
Officer	Year	(#)	(CDN$)(A)	(CDN$)(B)
John W. Sheridan	2011	238,095	2.10	500,000
	2010	104,167	2.40	250,000
	2009	137,500	1.40	192,500
Tony Guglielmin	2011	57,143	2.10	120,000
	2010	75,676	1.85	140,000
	2009	0	0	0
William Foulds(A)	2011	55,046	2.22	122,040
	2010	50,420	2.42	122,040
	2009	60,261	1.17	70,478
Christopher J. Guzy	2011	57,143	2.10	120,000
	2010	50,000	2.40	120,000
	2009	66,000	1.40	92,400
Michael Goldstein	2011	57,143	2.10	120,000
	2010	50,000	2.40	120,000
	2009	59,829	2.34	140,000
____________________

	(A)	The fair market value of a Share has been calculated using the Canadian dollar closing price of the Shares underlying the RSUs on the TSX on the date of issuance with the exception of RSUs issued to Mr. Foulds, which have been calculated using the United States dollar closing price of the Shares underlying the RSUs on the NASDAQ on the date of issuance (US$2.18, US$2.38 and US$1.15 for 2011, 2010 and 2009, respectively). The total value of share-based awards issued to Mr. Foulds in United States dollars were US$120,000, US$120,000 and US$69,300 for 2011, 2010 and 2009, respectively. The United States dollar amounts were converted to Canadian dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 30, 2011.

	(B)	The United States dollar amounts for 2011 were US$491,642, US$117,994, US$117,994 and US$117,994 for Messrs. Sheridan, Guglielmin, Guzy and Goldstein, respectively. The United States dollar amounts for 2010 were US$245,821, US$137,660, US$117,994, and US$117,994 for Messrs. Sheridan, Guglielmin, Guzy and Goldstein, respectively. The United States dollar amounts for 2009 were US$189,282, US$90,855 and US$137,660 for Messrs. Sheridan, Guzy and Goldstein, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 30, 2011.

(6)	Represents the total of the fair market value of options to purchase our Shares issued under the Option Plan granted to each Named Executive Officer during each fiscal year. This amount is based on the grant date fair market value of the award determined using the Black-Scholes valuation model using the following key assumptions: expected life of 5 years, expected volatility of 64% and risk free interest rate of 3% for 2011; expected life of 5 years, expected volatility of 65% and risk free interest rate of 3% for 2010; and expected life of 5 years, expected volatility of 60% and risk free interest rate of 2% for 2009. Accounting fair value is recorded as compensation expense in the statement of operations over the vesting period. There is no difference in Canadian dollars between the grant date fair market value of the award determined using the Black-Scholes valuation model and accounting fair value determined in accordance with IFRS 2 of the International Financial Reporting Standards (accounting fair value).

As noted above, a dollar value is approved for the long term incentive awarded to each executive and approximately 50% of this amount is awarded in the form of RSUs with the remaining 50% being awarded in the form of Share options. In 2010, 50% of this amount was awarded in the form of RSUs with the remaining 50% being awarded in the form of Share options. In 2009, 55% of this amount was awarded in the form of RSUs with the remaining 45% being awarded in the form of Share options. The number of Share options awarded is equal to the dollar amount of the award divided by the fair market value of the Shares at the time of issuance (based on the closing trading price of the Shares on the TSX on the day prior to issuance). The number of Share options issued to each Named Executive Officer in respect of the fiscal years ended December 31, 2009, December 31, 2010 and December 31, 2011 is as follows:

Option-Based Awards
			Black-Scholes Value of Shares
		Shares Under	Underlying Options on Date of
Named Executive		Options	Grant	Fair Market Value
Officer	Year	(#)	(CDN$/Share)(A)	(CDN$))(B)
John W. Sheridan	2011	344,827	1.16	400,000
	2010	185,185	1.35	250,000
	2009	177,295	0.68	120,561
Tony Guglielmin	2011	103,448	1.16	120,000
	2010	175,000	1.01	176,750
	2009	0	0	0

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Option-Based Awards
			Black-Scholes Value of Shares
		Shares Under	Underlying Options on Date of
Named Executive		Options	Grant	Fair Market Value
Officer	Year	(#)	(CDN$/Share)(A)	(CDN$))(B)
William Foulds(A)	2011	100,000	1.22	122,040
	2010	93,750	1.30	122,040
	2009	81,500	0.55	44,758
Christopher J. Guzy	2011	103,448	1.16	120,000
	2010	88,888	1.35	120,000
	2009	85,101	0.68	57,869
Michael Goldstein	2011	103,448	1.16	120,000
	2010	88,888	1.35	120,000
	2009	175,000	1.26	220,500
____________________

	(A)	The fair market value of a Share has been calculated based on the Black-Scholes valuation model using the Canadian dollar closing price of the Shares underlying the options on the TSX on the date of issuance, with the exception of options issued to Mr. Foulds, which have been calculated using the United States dollar closing price of the Shares underlying the options on the NASDAQ on the date of issuance. The United States dollar amount of the Black-Scholes value of a Share issued to Mr. Foulds’ were US$1.20, US$1.28 and US$0.54 for 2011, 2010 and 2009, respectively, and the total option-based awards issued to Mr. Foulds were US$120,000, US$120,000 and US$44,010 for 2011, 2010 and 2009, respectively. The United States dollar amounts were converted into Canadian dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 30, 2011.

	(B)	The United States dollar amounts for 2011 were US$393,313, US$117,994, US$117,994 and US$117,994 for Messrs. Sheridan, Guglielmin, Guzy and Goldstein, respectively. The United States dollar amounts for 2010 were US$245,821, US$173,795, US$117,994, and US$117,994 for Messrs. Sheridan, Guglielmin, Guzy and Goldstein, respectively. The United States dollar amounts for 2009 were US$118,545, US$56,901 and US$216,814 for Messrs. Sheridan, Guzy and Goldstein, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 30, 2011.

(7)	All Other Compensation was paid in Canadian dollars with the exception of Other Compensation for Mr. Foulds, which was paid in United States dollars (US$52,694, US$51,239 and US$132,189 for 2011, 2010 and 2009, respectively). The United States dollar amounts for 2011 were US$30,695, US$28,148, US$43,305 and US$46,139 for Messrs. Sheridan, Guglielmin, Guzy and Goldstein, respectively. The United States dollar amounts for 2010 were US$36,057, US$14,940, US$48,672 and US$88,987 for Messrs. Sheridan, Guglielmin, Guzy and Goldstein, respectively. The United States dollar amounts for 2009 were US$43,864, US$42,172 and US$200,100 for Messrs. Sheridan, Guzy and Goldstein, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of the table above using the Bank of Canada noon rate of exchange on December 30, 2011.

The value of the items included in this amount was based on the aggregate incremental cash cost to the Corporation. All Other Compensation, including the type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites reported for a Named Executive Officer, includes:

All Other Compensation
		Retirement Benefits
		(RRSP / 401k /
Named Executive		Defined Benefits)	Insurance Premiums	Other(B)	Total
Officer	Year	(CDN$)	(CDN$)	(CDN$)	(CDN$)
John W. Sheridan	2011	11,225	2,021	17,972	31,218
	2010	11,000	1,816	23,853	36,669
	2009	21,000	2,021	21,589	44,610
Tony Guglielmin	2011	11,225	967	16,435	28,627
	2010	6,042	460	8,692	15,194
	2009	0	0	0	0
William Foulds(A)	2011	22,374	862	30,354	53,590
	2010	22,374	1,172	28,565	52,111
	2009	109,924	1,025	23,487	134,436
Christopher J. Guzy	2011	11,225	967	31,850	44,042
	2010	11,000	888	37,611	49,499
	2009	21,000	857	21,033	42,890
Michael Goldstein	2011	11,225	967	34,731	46,923
	2010	11,000	888	78,612	90,500
	2009	14,175	571	188,755	203,501
____________________

(A)	The amounts in this table were paid in Canadian dollars with the exception of Mr. Foulds, who was paid in United States dollars. which were converted into Canadian dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 30, 2011. The retirement benefits paid for Mr. Foulds were US$22,000, US$22,000 and US$108,086 for 2011, 2010 and 2009, respectively. The retirement benefits for Mr. Foulds include defined benefit pension plan benefits of US$105,248 for 2009. No defined benefit pension plan benefits were earned in 2011 and 2010 as the plan was frozen on December 31, 2009.

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The insurance premiums for Mr. Foulds were US$848, US$1,152 and US$1,008 for 2011, 2010 and 2009, respectively. The “other” compensation paid for Mr. Foulds were US$29,846, US$28,087 and US$23,095 for 2011, 2010 and 2009, respectively.

(B)	Includes automobile allowances, temporary living and travel allowances, financial planning services and medical and health benefits. Mr. Goldstein’s amount in 2009 includes a one-time signing bonus of C$150,000.

INCENTIVE PLAN AWARDS

The following table sets forth all option-based and share-based awards granted to our Named Executive Officers that are outstanding as of December 31, 2011.

Outstanding Share-Based Awards and Option-Based Awards
(as of December 31, 2011)

	Option-Based Awards				Share-Based Awards
	Number of			Value of
	Securities			Unexercised
	Underlying	Option		In-The-	Number of RSUs	Market or Payout
	Unexercised	Exercise	Option	Money	That Have Not	Value of RSUs That
Named Executive	Options	Price(1)	Expiration	Options(2)	Vested	Have Not Vested(3)
Officer	(#)	(CDN$)	Date	(CDN$)	(#)	(CDN$)
John W. Sheridan	6,000	38.75	May 16, 2012	0	353,373	388,711
	76,713	7.80	Feb. 23, 2014	0
	123,762	4.17	May 13, 2015	0
	177,295(4)	1.34	Mar. 5, 2016	0
	175,000	7.18	Mar. 8, 2016	0
	185,185(5)	2.40	Mar. 12, 2017	0
	344,827(6)	2.10	Mar. 9, 2018	0
Tony Guglielmin	175,000(7)	1.80	Jun. 14, 2017	0	107,594	118,353
	103,448(6)	2.10	Mar. 9, 2018	0
William Foulds	20,000	25.33	May 16, 2012	0	108,747	119,443
	8,750	10.17	Mar. 28, 2013	0
	16,169	6.76	Feb. 23, 2014	0
	10,000	10.59	Mar. 5, 2014	0
	28,469	5.09	Feb. 22, 2015	0
	20,000	6.31	Mar. 2, 2015	0
	25,000	6.20	Feb. 24, 2016	0
	76,500(8)	1.03	Mar. 5, 2016	3,512
	93,750(9)	2.42	Mar. 12, 2017	0
	100,000(6)	2.22	Mar. 9, 2018	0
Christopher J. Guzy	22,484	7.80	Feb. 23, 2014	0	112,476	123,724
	40,000	7.95	Feb. 1, 2015	0
	42,553	5.08	Feb. 22, 2015	0
	35,000	7.57	Mar. 2, 2015	0
	85,101(10)	1.34	Mar. 5, 2016	0
	60,000	7.18	Mar. 8, 2016	0
	88,888(11)	2.40	Mar. 12, 2017	0
	103,448(6)	2.10	Mar. 9, 2018	0
Michael Goldstein	175,000(12)	2.34	May 5, 2016	0	110,419	121,461
	88,888(11)	2.40	Mar. 12, 2017	0
	103,448(6)	2.10	Mar. 9, 2018	0
____________________

(1)	All figures are in Canadian dollars. Where options are exercisable in United States dollars, the exercise price has been converted to Canadian dollars using the Bank of Canada noon rate of exchange on December 30, 2011.

(2)	This amount is based on the difference between the closing price of the Shares underlying the options on the TSX and NASDAQ as at December 30, 2011, and the exercise price of the option. For options with an exercise price in United States dollars, the price was converted to Canadian dollars using the Bank of Canada noon rate of exchange on December 30, 2011. Where the difference is a negative number, the value is deemed to be 0. The United States dollar amount was US$3,453 for Mr. Foulds.

(3)	This amount is calculated by multiplying the number of RSUs that have not vested by the closing price of the Shares underlying the RSUs on the TSX as at December 30, 2011, with the exception of Mr. Foulds, whose unvested RSUs were multiplied by the closing price of the Shares underlying the RSUs on the NASDAQ as at December 30, 2011 and then converted to Canadian dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 30, 2011. The United States dollar amount was US$117,446 for Mr. Foulds. Such amounts may not represent the actual value of the RSUs which ultimately vest, as the value of the Shares underlying the RSUs may be of greater or lesser value and/or the exchange rate may be higher or lower on vesting. However, given that it would be not be feasible for the Corporation to estimate, with any certainty, the market value of its Shares or the exchange rate on vesting, the Corporation has used the market value and exchange rate at the end of the most recently completed financial year for the purpose of calculating the amount disclosed.

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(4)	Comprising 118,196 vested and 59,099 unvested options.

(5)	Comprising 61,728 vested and 123,457 unvested options.

(6)	Unvested options.

(7)	Comprising 58,333 vested and 116,667 unvested options.

(8)	Comprising 49,333 vested and 27,167 unvested options.

(9)	Comprising 31,250 vested and 62,500 unvested options.

(10)	Comprising 56,734 vested and 28,367 unvested options.

(11)	Comprising 29,629 vested and 59,259 unvested options.

(12)	Comprising 116,666 vested and 58,334 unvested options.

     The following table sets forth the value of the incentive plan awards vested or earned during the year ended December 31, 2011 by our Named Executive Officers.

Incentive Plan Awards – Value Vested or Earned During the Year
(2011)

	Option-Based Awards –		Non-equity incentive plan
	Value Vested During the	Share-Based Awards – Value	compensation – Value earned
	Year(1)	Vested During the Year(2)	during the year
Named Executive Officer	(CDN$)	(CDN$)	(CDN$)
John W. Sheridan	44,914	823,930	0
Tony Guglielmin	0	38,594	0
William Foulds	32,326	91,207	0
Christopher J. Guzy	21,559	96,644	0
Michael Goldstein	0	67,169	0
____________________

(1)	This value was determined by calculating the difference between the market price of the underlying Shares on the TSX on the vesting date and the exercise price of the options on the vesting date, with the exception of Mr. Foulds’ vested options, which were determined by calculating the difference between the market price of the underlying Shares on the NASDAQ on the vesting date and the exercise price of the options on the vesting date, which were then converted to Canadian dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 30, 2011. Where the difference is a negative number the value is deemed to be 0. The United States dollar amount was US$31,785 for Mr. Foulds.

(2)	This value was determined by calculating the dollar value realized by multiplying the number of Shares by the market value of the underlying Shares on the TSX on the vesting date, with the exception of Mr. Foulds’ vested RSUs, which were determined by multiplying the number of Shares by the market value of the underlying Shares on the NASDAQ on the vesting date, which were then converted to Canadian dollars for the purpose of this disclosure using the Bank of Canada noon rate of exchange on December 30, 2011. The United States dollar amount was US$89,682 for Mr. Foulds.

     The number of options vesting to Named Executive Officers under the Option Plan during the most recently completed financial year is 448,463.

     As noted in the Outstanding Share-Based Awards and Option-Based Awards table, as at December 31, 2011, there were 792,609 RSUs awarded to Named Executive Officers that were still unvested. The performance criteria for each of these RSUs will be determined by the board at the appropriate time, and they are set to vest (subject to the terms of the Consolidated Share Distribution Plan or Market Purchase RSU Plan) as follows:

Named Executive Officer	Number of RSUs That Have Not Vested(1)	Vesting Date
John W. Sheridan	45,833	March 3, 2012
	79,365	March 8, 2012
	34,722	March 11, 2012
	79,365	March 8, 2013
	34,723	March 10, 2013
	79,365	March 7, 2014

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Named Executive Officer	Number of RSUs That Have Not Vested(1)	Vesting Date
Tony Guglielmin	19,048	March 8, 2012
	25,225	June 14, 2012
	19,048	March 8, 2013
	25,226	June 14, 2013
	19,047	March 7, 2014
William Foulds	20,088	March 3, 2012
	18,349	March 8, 2012
	16,807	March 11, 2012
	18,349	March 8, 2013
	16,806	March 10, 2013
	18,348	March 7, 2014
Christopher J. Guzy	22,000	March 3, 2012
	19,048	March 8, 2012
	16,667	March 11, 2012
	19,048	March 8, 2013
	16,666	March 10, 2013
	19,047	March 7, 2014
Michael Goldstein	19,048	March 8, 2012
	16,667	March 11, 2012
	19,943	May 4, 2012
	19,048	March 8, 2013
	16,666	March 10, 2013
	19,047	March 7, 2014
____________________

(1)	In February 2012, the board determined that the performance criteria relating to those RSUs due to vest in March 2012 had not been achieved, resulting in the expiry of those RSUs. Consequently, no Shares were issued in respect of those RSUs.

PENSION PLAN BENEFITS

     None of the Named Executive Officers participate in a Corporation-sponsored Defined Benefits Plan or Defined Contribution Plan, nor do they receive contributions to any such plan on their behalf from the Corporation. Mr. Foulds retains a frozen retirement benefit under a previously active Defined Benefits Plan.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Employment Contracts

     Ballard employs a standard-form executive employment agreement which all of our Named Executive Officers have executed. These agreements have indefinite terms, provide for payments to be made on termination and otherwise include standard industry terms and conditions, including intellectual property, confidentiality, and non-competition and non-solicitation provisions in favour of Ballard.

     The annual salary paid(4) to each of our Named Executive Officers under their employment agreements for 2011 was as follows: Mr. Sheridan received C$530,000, Mr. Guglielmin received C$310,000, Dr. Guzy received C$310,000, Mr. Goldstein received C$380,000 and Mr. Foulds received C$263,068.

     Pursuant to these employment agreements, we can terminate a Named Executive Officer’s employment immediately, without any required period of notice or payment in lieu thereof, for just cause, upon the death of the executive, or if the executive does not renew any required work permits. In every other circumstance, other than one following a change of control, we are required to provide notice of 12 months plus one month for every year of employment completed with us, to a maximum of 24 months, or payment in lieu of such notice, consisting of the salary, bonus and other benefits that would have been earned during such notice period.

____________________

(4)	All figures are in Canadian dollars. However, Mr. Foulds is compensated in US dollars and for the purpose of this disclosure his amounts were converted into Canadian dollars using the Bank of Canada noon rate of exchange on December 30, 2011.

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     All of the employment contracts for the Named Executive Officers include a "double-trigger" in relation to a change of control – if the executive’s employment is terminated (including a constructive dismissal) within 2 years following the date of a change of control, the executive is entitled to a payment equivalent to payment in lieu of a 24 month notice period. For these purposes, a "change of control" under the employment agreements is defined as occurring when:

(a)	a person or persons acting in concert acquires at least one-half of Ballard’s shares;

(b)	the persons who comprise the Board of Ballard do not consist of a majority of persons who were previously directors of Ballard, or who were recommended to the shareholders for election to the Board by a majority of the Directors;

(c)	there is a disposition of all or substantially all of Ballard’s assets to an entity in which Ballard does not have a majority interest; or

(d)	Ballard is involved in any business combination that results in Ballard’s shareholders owning less than one-half of the voting shares of the combined entity.

In addition, the CEO’s employment agreement includes an additional element in a Change of Control situation, whereby the 2nd trigger can be initiated should he no longer be included on the slate of directors in the annual Proxy Circular.

Equity-Based Compensation Plans

     The Option Plan provides that, if a participant ceases to be an employee of Ballard or its subsidiaries (other than by reason of death/disability or being retired), he or she will have up to 90 days, in the event of termination other than for just cause, or 30 days, in the event of voluntary resignation, in which to exercise his or her vested options (in each case subject to extension if the option would otherwise expire during, or within 9 business days after the end of, a blackout period). In the event of termination other than for just cause, the CEO has the discretion to extend the exercise period to up to one year after the optionee ceases to work for Ballard and to accelerate the vesting of unvested options that would have otherwise vested during that period in the next year (in effect, enabling the continuance of the options during a notice period).

     All Ballard RSUs awarded under either the SDP or the Market Purchase RSU Plan expire on the last day on which the participant works for Ballard or any of its subsidiaries (other than by reason of death/disability or being retired).

     DSUs will be redeemed for Shares under the SDP by no later than December 31 of the first calendar year commencing after the holder’s employment with Ballard and its subsidiaries is terminated, except in the case of US holders, whose DSUs will be redeemed for Shares approximately 6 months after termination of employment.

     The Option Plan provides for the acceleration of vesting of options upon a change of control, which is defined as:

(a)	a person making a take-over bid that could result in that person or persons acting in concert acquiring at least two-thirds of Ballard’s shares and in respect of which the Board approves the acceleration of options;

(b)	any person or persons acting in concert acquiring at least two-thirds of the outstanding Shares;

(c)	there is a disposition of all or substantially all of Ballard’s assets to an entity in which Ballard does not have a majority interest;

(d)	Ballard joins in any business combination that results in Ballard’s shareholders owning one-third or less of the voting shares of the combined entity and Ballard is privatized (or the parties to the business combination have publicly expressed an intention to privatize Ballard); or

(e)	any other transaction, a consequence of which is to privatize Ballard is approved by Ballard security holders or, if such approval is not required, is approved by Ballard.

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If an accelerated vesting event occurs, any outstanding option may be exercised at any time before the 60th day after such event.

     Under the SDP and the Market Purchase RSU Plan, the occurrence of any of the accelerated vesting events described above triggers (subject to Board approval in the case of a take-over bid) the termination of the restriction period applicable to RSUs such that holders will become immediately entitled to receive Shares in respect of their RSUs (subject to satisfaction of any performance criteria or other conditions specified in the award).

     The following table shows, for each Named Executive Officer, the amount such person would have been entitled to receive on the termination of his employment, without just cause, on December 31, 2011, the amount such person would have been entitled to if a change of control occurred on December 31, 2011 and the amount such person would have been entitled to receive on the termination of his employment, without just cause, on December 31, 2011 if that termination occurred following a change in control.

	Triggering Event
			Termination of Employment
Named Executive Officer	Termination of Employment (2)	Change of Control (3)	following Change of Control
	(CDN$)(1)	(CDN$)(1)	(CDN$)(1)
John W. Sheridan
Severance	$1,426,583	$0	$2,014,000
Other benefits	$65,015	$0	$116,786
Accelerated vesting	$0	$388,710	$0
Total	$1,491,598	$388,710	$2,130,786
Tony Guglielmin
Severance	$570,917	$0	$1,054,000
Other benefits	$46,911	$0	$111,604
Accelerated vesting	$0	$118,353	$0
Total	$617,827	$118,353	$1,165,604
William Foulds
Severance	$479,884	$0	$768,928
Other benefits	$71,681	$0	$156,916
Accelerated vesting	$0	$122,965	$0
Total	$551,565	$122,965	$925,845
Michael Goldstein
Severance	$753,667	$0	$1,292,000
Other benefits	$91,125	$0	$181,214
Accelerated vesting	$0	$121,461	$0
Total	$844,792	$121,461	$1,473,214
Christopher J. Guzy
Severance	$790,500	$0	$1,054,000
Other benefits	$88,076	$0	$142,434
Accelerated vesting	$0	$123,724	$0
Total	$878,576	$123,724	$1,196,434
____________________

(1)	All values are in Canadian dollars, with the exception of Mr. Foulds whose amounts disclosed above were converted into Canadian dollars using the Bank of Canada noon rate of exchange on December 31, 2011.

(2)	Based on accrued service to December 31, 2011.

(3)	All options and RSUs vest immediately upon a change of control. Value shown equals, in the case of RSUs, the price of the underlying Shares on December 31, 2011 multiplied by the number of RSUs, and in the case of options, for Mr Foulds where the exercise price of the relevant options exceeded the market price of the underlying Shares on December 31, 2011, for the grant he received in March 2009, the value calculates the differential in share price between the December 31, 2011 close price and the original strike price, multiplied by the number of options awarded. For Messrs. Sheridan, Guglielmin, Goldstein and Guzy no value is attributable to options.

35

DIRECTOR COMPENSATION

     Our Corporate Governance Committee has the responsibility for determining compensation for our Directors. The committee has determined that the principal method of compensating Directors should be through an annual retainer and meeting fees. Directors have not been issued any stock options in the last 5 years, and there is no current intention to do so in the future.

     The objective of the committee is to ensure that the annual retainer and meeting fees paid to Directors is commensurate with the high quality of candidates Ballard has enjoyed in the past and expects in the future. As a result, the committee seeks to provide compensation for directors at approximately the 50% mark for the comparator group of North American companies. The committee retains independent compensation consultants for professional advice and as a source of competitive market information. In 2011, the committee retained Towers Watson to provide independent compensation analysis and advice related to director compensation. Based on Towers Watson’s report in December 2011, which utilized the same comparator group of companies as those used for the Executive Compensation benchmarking study, the compensation provided to directors is slightly lower than the 50% mark. In 2009, in support of the Corporation's cost reduction initiatives, on the recommendation of the Committee, the Board decided to reduce the retainer fees for both the Chair and other Board members. To further reduce expenses, Committee sizes were reduced, such that Committee Chairs no longer sit on multiple Committees. The Board Chair also voluntarily decided to forego meeting fees for board meetings, effectively making his annual retainer an 'all-in' fee. In 2012, based on the Towers Watson report the board intends to raise its retainer fees to better approximate the median of the market comparators, raising the annual board chair retainer from $138,000 to $140,000; the annual board retainers for other directors from $40,000 to $65,000; and annual retainers for Committee Chairs will be normalised at $10,000. At the same time, the use of DSUs as partial compensation for board and committee retainers will be reinstituted.

     The Board sets annual focus priorities and reviews its performance against those priorities.

     In 2011, compensation was earned by the directors as follows(1):

Fees Earned
Name	(CDN$)(2)
Ian A. Bourne	138,000
Edwin J. Kilroy	69,325
Dr. C.S. Park	63,461
David J. Smith	59,600
David B. Sutcliffe	64,600
Mark A. Suwyn	62,825
Douglas W.G. Whitehead	58,300
____________________

(1)	All figures are in Canadian dollars. However, the compensation paid to Dr. Park and Mr. Suwyn were actually paid in United States dollars. The United States dollar amounts were US$62,400 and US$61,775 for Dr. Park and Mr. Suwyn, respectively. The United States dollar amounts were converted into Canadian dollars for the purpose of the table above using the Bank of Canada noon rate of exchange on December 30, 2011.

(2)	Represents the aggregate retainers and attendance fees paid:

36

Compensation
			Board and Committee
	Board Retainer	Committee Retainer	Attendance Fees	Total Compensation
Director	(CDN$)	(CDN$)	(CDN$)	(CDN$)
Ian A. Bourne	138,000	N/A	N/A	138,000
Edwin J. Kilroy	40,000	13,625	15,700	69,325
Dr. C.S. Park	40,680	3,051	19,730	63,461
David J. Smith	40,000	5,000	14,600	59,600
David B. Sutcliffe	40,000	10,000	14,600	64,600
Mark A. Suwyn	40,680	3,941	18,204	62,825
Douglas W.G. Whitehead	40,000	3,000	15,300	58,300

All figures are in Canadian dollars. However, the compensation paid to Dr. Park and Mr. Suwyn were actually paid in United States dollars and converted into Canadian dollars for the purpose of the table above using the Bank of Canada noon rate of exchange on December 30, 2011. The United States dollar amounts in respect of Board Retainer were US$40,000 and US$40,000 for Dr. Park and Mr. Suwyn, respectively. The United States dollar amounts in respect of Committee Retainer were US$3,000 and US$3,875 for Dr. Park and Mr. Suwyn, respectively. The United States dollar amounts in respect of Board and Committee Attendance Fees were US$19,400 and US$17,900 for Dr. Park and Mr. Suwyn, respectively.

     We remunerate directors who are not executive officers for services to the Board, committee participation and special assignments. The following table describes the compensation of independent directors in 2011(1):

C$(1)
Annual Retainer (Non-Executive Chair of the Board)	$138,000
Annual Retainer (Director)	$40,000
Annual Retainer (Committee Chairs)
- Audit Committee	$13,000
-Management Development, Nominating & Compensation Committee	$10,000
- Corporate Governance Committee	$5,000
Annual Retainer for Committee Members
-Audit Committee	$3,000
-All other Committees	$1,500
Committee Meeting Attendance Fee (per meeting)
- Committee Chair	$1,400
- Committee Member	$1,300
Board Meeting Attendance Fee (per meeting)	$1,500
____________________

(1)	The majority of compensation is paid in Canadian dollars. However, Dr. Park’s and Mr. Suwyn’s compensation was payable in United States dollars and they received the following amounts:

Annual Retainer (Director)	US$40,000
Annual Retainer for Committee Members
-Audit Committee	US$3,000
-All other Committees	US$1,500
Committee Meeting Attendance Fee (per meeting)
- Committee Chair	US$1,400
- Committee Member	US$1,300
Board Meeting Attendance Fee (per meeting)	US$1,500

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     At the discretion of the Chair, a meeting fee may be paid to independent directors for meetings that the director is requested or required to attend that are not official meetings of the Board or committees.

     Directors are also reimbursed for travel and other reasonable expenses incurred in connection with fulfilling their duties. If a meeting or group of meetings is held on a continent other than the continent on which an independent director is resident, that director will receive an additional fee of U.S.$2,250 (or C$2,250 in the case of a non-United States resident), in recognition of the additional time required to travel to and from the meeting or meetings.

     Historically, we have satisfied our Chair’s annual retainer by utilizing up to 1/3 cash and the remainder in equity-based compensation, and our Directors’ annual retainers by utilizing 100% in equity-based compensation. In 2003, we ceased the practice of annual grants of share options to our independent Directors.

     Previously, Directors were entitled to elect to participate in the deferred share unit section for directors (the "DSU Plan for Directors") in the SDP. Under this plan, each independent outside director was able to elect annually the proportion (0% to 100%) of his or her annual retainer that he or she wished to receive in DSUs. Each DSU was convertible into one Share. The number of DSUs to be credited to a Director was determined on the relevant date by dividing the amount of the eligible remuneration to be deferred into DSUs by the fair market value per Share, being a price not less than the closing sale price at which the Shares are traded on the TSX (in respect of a DSU issued or to be issued to a person who is resident in any country other than the U.S.) or NASDAQ (in respect of a DSU issued or to be issued to a person who is resident in the U.S.) on the trading day before the relevant date. For the Directors, DSUs were credited to an account maintained for each eligible person by Ballard at the time specified by the Board (historically, DSUs were granted in equal instalments over the course of a year, at the end of each quarter). However, a DSU is not redeemed until the Director leaves the Board, and its value on redemption will be based on the value of our Shares at that time. The SDP or any successor plans will be used to satisfy the redemption of DSUs issued pursuant to the DSU Plan for Directors.

INCENTIVE PLAN AWARDS

     The following table sets forth all option-based and share-based awards granted to our non-executive directors that are outstanding as of December 31, 2011.

Outstanding Share-Based Awards and Option-Based Awards
(as of December 31, 2011)

	Option-Based Awards
	Number of Securities			Value of Unexercised
	Underlying			In-The-Money
	Unexercised Options	Option Exercise Price(1)		Options(2)
Name	(#)	(CDN$)	Option Expiration Date	(CDN$)
Ian A. Bourne	0	-	-	-
Edwin J. Kilroy	6,000	38.75	May 16, 2012	0
Dr. C.S. Park	0	-	-	-
David J. Smith	0	-	-	-
David B. Sutcliffe	0	-	-	-
Mark A. Suwyn	0	-	-	-
Douglas W.G. Whitehead	6,000	38.75	May 16, 2012	0
____________________

(1)	All figures are in Canadian dollars.

(2)	This amount is based on the difference between the closing price of the Shares underlying the options on the TSX as at December 30, 2011, and the exercise price of the option. Where the difference is a negative number the value is deemed to be 0.

     No incentive plan awards vested for, or were earned by, our Directors during the year ended December 31, 2011.

     Directors are not permitted to hedge the market value of the Company securities they hold.

38

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

     To the best of our knowledge, no informed person, proposed director or person who has been a director or executive officer of the Corporation (or any associate of affiliate of such persons) had any interest in any material transactions during the past year or has any interest in any material transaction to be considered at the Meeting, except as disclosed in this Management Proxy Circular.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

     In compliance with Sarbanes-Oxley, we do not make or arrange personal loans to directors or executive officers. As of April 10, 2012, our current or former directors, officers and employees have no outstanding indebtedness to the Corporation, its subsidiaries or to any other entity and which is guaranteed by the Corporation or its subsidiaries.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

     We purchase and maintain insurance for the benefit of our directors and officers for losses arising from claims against them for certain actual or alleged wrongful acts they may undertake while performing their director or officer function. The total annual premium in respect of our directors’ and officers’ liability insurance program was approximately US$245,000 for 2011 and US$257,750 for 2010. The aggregate maximum coverage provided by the policy for all claims, for both directors and officers, in any single policy year is US$30 million. In addition to the payment of the premiums, we are accountable for the payment of the policy deductible of US$0 to US$200,000 per claim. We have also agreed to indemnify each of our directors and officers against all expenses, liability and loss, reasonably incurred or suffered, arising from the performance of his or her duties as an officer or director of Ballard.

ADDITIONAL INFORMATION

     Additional information relating to us is included in the following public filings, which are incorporated by reference (the "Incorporated Documents") into, and form an integral part of, this Management Proxy Circular:

  Annual Information Form dated February 23, 2011;

  Audited Annual Financial Statements for the year ended December 31, 2011 together with the auditors’ report thereon; and

  Management's Discussion and Analysis for the year ended December 31, 2011.

     Copies of the Incorporated Documents and all our other public filings providing additional information relating to us may be obtained at www.sedar.com or www.sec.gov, or upon request and without further charge from either our Corporate Secretary, at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8, or by calling our Investor Relations Department at (604) 454-0900.

PROPOSALS

     Any shareholder who intends to present a proposal at our 2013 annual shareholders’ meeting must send the proposal to our Corporate Secretary at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8. In order for the proposal to be included in the proxy materials we send to shareholders for that meeting, the proposal:

  must be received by us no later than January 9, 2013; and

  must comply with the requirements of section 137 of the Canada Business Corporations Act.

     We are not obligated to include any shareholder proposal in our proxy materials for the 2013 annual shareholders’ meeting if the proposal is received after the January 9, 2013 deadline.

39

APPROVAL BY THE BOARD

     Our Board has approved the contents and the sending of this Management Proxy Circular to the shareholders of the Corporation.

BY ORDER OF THE BOARD

"Kerry Hillier"

Kerry Hillier
Corporate Secretary
Ballard Power Systems

Dated: April 10, 2012

DEFINED TERMS

     In this Management Proxy Circular:

"Ballard", "Corporation", "we", "us" and "our" refer to Ballard Power Systems Inc.

"Beneficial Shareholders" means holders of our Shares that do not hold our Shares in their own name, but instead, whose Shares are held on the Record Date by a bank, trust company, securities broker or other nominee.

"Board" means the board of directors of Ballard.

"C$" refers to Canadian currency.

“Equity-based Compensation Plans” means the Option Plan and the SDP.

"DSU" means deferred share unit.

"$" or "dollars" refer to United States currency unless specifically stated otherwise.

"Meeting" means the 2012 annual meeting of our Registered Shareholders and includes any adjournment thereof, unless otherwise indicated.

"NASDAQ" means the NASDAQ Global Market.

“Option Plan” means the Corporation’s consolidated share option plan, the principal terms of which are set out in Appendix "A".

"Record Date" means 5:00 p.m. Pacific Daylight Time on April 10, 2012.

"Registered Shareholders" means registered holders of our Shares on the Record Date.

"RSU" means restricted share unit.

“SDP” means the Corporation’s consolidated share distribution plan, the principal terms of which are set out in Appendix "B".

“SEC” means the U.S. Securities and Exchange Commission

"Shares" means common shares without par value in the capital of Ballard.

"TSX" means the Toronto Stock Exchange.

"US$" refers to United States currency.

40

APPENDIX "A"
DESCRIPTION OF OPTION PLAN

     All directors, officers and employees of Ballard and its subsidiaries are eligible to participate in the Option Plan. Former Ballard employees who were transferred to AFCC Automotive Fuel Cell Cooperation Corp. ("AFCC") on January 31, 2008 (the "Transferred Employees") are also permitted to participate in the Option Plan for so long as they remain employees of AFCC. New Ballard options may not be granted to Transferred Employees under either the Option Plan or the prior option plans.

     As at April 10, 2012, the total number of Shares issued and reserved and authorized for issue under the Option Plan was 8,165,351 Shares, representing 9.7% of the issued and outstanding Shares as of April 10, 2012.

     The number of options granted under the Option Plan may adjust if any share reorganization, stock dividend or corporate reorganization occurs.

     The Option Plan limits insider participation such that the number of Shares issued to insiders, within any one-year period, and issuable to insiders, at any time, under the plan and any other Ballard equity-based compensation arrangements, cannot exceed 10% of Ballard’s issued and outstanding Shares.

     In any year, a non-executive Director’s participation in all Ballard equity-based compensation arrangements is limited to that number of shares (or that number of securities in respect of underlying shares) having a value of not more than C$100,000 on the date of grant, excluding any securities issued in respect of the non-executive Director’s annual retainer.

     Apart from the limits on Shares issued or issuable to insiders and to non-executive Directors, described above, the Option Plan does not restrict the number of Shares that can be issued to any one person or to Directors.

     The exercise price of a Ballard option will be determined by the Board and is to be no less than the closing price per Share on the TSX on the last trading day before the date the option is granted.

     Ballard options may have a term of up to 10 years from the date of grant, and unless otherwise determined by the Board, will vest in equal amounts on the first, second and third anniversaries of the date of grant.

     If an "accelerated vesting event" occurs, any outstanding option may be exercised at any time before the 60th day after such event. An accelerated vesting event occurs when: (a) a person makes a take-over bid that could result in that person or persons acting in concert acquiring at least two-thirds of Shares; (b) any person or persons acting in concert acquire at least two-thirds of Shares; (c) there is a disposition of all or substantially all of Ballard’s assets; (d) Ballard joins in any business combination that results in Ballard’s shareholders owning one-third or less of the voting shares of the combined entity and Ballard is privatized (or the parties to the business combination have publicly expressed an intention to privatize Ballard); or (e) any other transaction is approved, a consequence of which is to privatize Ballard.

     The Option Plan also contains a "double trigger" in the event of a take-over. Accordingly, vesting will only be accelerated if the Board approves the acceleration. In such circumstances, the Board will also have the ability to make such changes as it considers fair and appropriate, including accelerating vesting, otherwise modifying the terms of options to assist the holder to tender into the take-over bid or terminating options which have not been exercised prior to the successful completion of the accelerated vesting event.

     Under the Option Plan each option will expire (or no longer be capable of being exercised) on the earlier of:

(a)	the expiration date as determined by the Board, which date will not be more than 10 years from the date of grant; and

(b)	if the optionee is a director, officer or employee, the optionee ceases to hold such position, except that, an option will be capable of exercise, if the optionee ceases to be a director, officer or employee:

(i)	because of his or her death, for one year after the optionee dies;

(ii)	as a result of voluntary resignation, for 30 days after the last day on which the optionee ceases to be a director, or the officer or employee ceases to work for Ballard; or

(iii)	other than as a result of voluntary resignation (in the case of a director) or termination other than for just cause (in the case of an officer or employee), for 90 days after the last day on which the optionee ceases to be a director, or the officer or employee ceases to work for Ballard (although in these circumstances, the Chief Executive Officer has discretion to extend the exercise period to up to one year after the optionee ceases to work for Ballard).

     In the event that the optionee dies, all previously unvested options vest and, in the circumstances described in (b)(iv) above, the Chief Executive Officer has discretion to accelerate the vesting of unvested options that would have otherwise vested in the next year. In the other circumstances described above, an option is only capable of being exercised in respect of options that were vested at the time the optionee ceased to be a director or ceased to work for Ballard.

     In the event that an optionee becomes "totally disabled" (as defined in the Option Plan), his or her options will continue to vest and be exercisable as they would have had the optionee continued to be a director, officer or employee of Ballard.

     Similarly, if an optionee becomes "retired" (as defined in the Option Plan), his or her options will continue to vest and be exercisable as they would have had the optionee continued to be a director, officer or employee of Ballard.

     If an option would otherwise expire or cease to be exercisable during a blackout period or within nine business days after the end of a blackout period (that is, a period during which employees and/or directors cannot trade in securities of the Corporation because they may be in possession of insider information), the expiry date of the option is extended to the date which is 10 business days after the end of the blackout period.

     The Board is entitled to make, at any time, and from time to time, and without obtaining shareholder approval, any of the following amendments

(a)	amendments to the definitions and other amendments of a clerical nature;

(b)	amendments to any provisions relating to the granting or exercise of options, including but not limited to provisions relating to the term, termination, amount and payment of the subscription price, vesting period, expiry or adjustment of options, provided that, without shareholder approval, such amendment does not entail:

	(i)	a change in the number or percentage of Shares reserved for issuance under the plan;

	(ii)	a reduction in the exercise price of an option or the cancellation and reissuance of options;

	(iii)	an extension of the expiry date of an outstanding option;

	(iv)	an increase to the maximum number of Shares that may be:

		(A)	issued to insiders within a one-year period; or

		(B)	issuable to insiders at any time,

under all of Ballard’s equity-based compensation arrangements, which could exceed 10% of the issued and outstanding Shares at that time;

	(v)	an increase in the maximum number of securities that can be granted to directors (other than directors who are also officers) under all of Ballard’s equity-based compensation arrangements, which could exceed such number of securities in respect of which the underlying Shares have a Fair Market Value (as defined in the plan) on the date of grant of such securities of C$100,000;

(vi) permitting options to be transferable or assignable other than for normal course estate settlement purposes; or

(vii) a change to the amendment provisions of the plan;

(c)	the addition or amendment of terms relating to the provision of financial assistance to optionees or resulting in optionees receiving any Ballard securities, including pursuant to a cashless exercise feature;

(d)	any amendment in respect of the persons eligible to participate in the plan, provided that, without shareholder approval, such amendment does not permit non-employee directors to re-gain participation rights under the plan at the discretion of the Board if their eligibility to participate had previously been removed or increase limits previously imposed on non-employee director participation;

(e)	such amendments as are necessary for the purpose of complying with any changes in any relevant law, rule, regulation, regulatory requirement or requirement of any applicable stock exchange or regulatory authority; or

(f)	amendments to correct or rectify any ambiguity, defective provision, error or omission in the plan or in any agreement to purchase options.

     Options are not assignable except as permitted by applicable regulatory authorities in connection with a transfer to an optionee’s registered retirement savings plan or registered retirement income fund or to the personal representative of an optionee who has died.

APPENDIX "B"
DESCRIPTION OF SDP

     The SDP is a single plan divided into the following three principal sections:

(a)	A deferred share unit section for senior executives (the "DSU Plan for Executive Officers"). Under the SDP, DSUs are granted at the election of each executive officer of Ballard who is eligible (as determined by the Board) in partial or full payment of his or her annual bonus, which otherwise is paid in Shares.

(b)	A deferred share unit section for directors (the "DSU Plan for Directors"). Under the DSU Plan for Directors, each independent outside director elects annually the proportion (0% to 100%) of his or her annual retainer that he or she wishes to receive in DSUs.

Under the SDP, DSUs are credited to an account maintained for each eligible person by Ballard. Each DSU is convertible into one Share. The number of DSUs to be credited to an eligible person is determined on the relevant date by dividing the amount of the eligible remuneration to be deferred into DSUs by the fair market value per Share, being a price not less than the closing sale price at which the Shares are traded on the TSX (in respect of a DSU issued or to be issued to a person who is resident in any country other than the U.S.) or NASDAQ (in respect of a DSU issued or to be issued to a person who is resident in the U.S.) on the trading day before the relevant date. In the case of the executive officers, the relevant date is set by the Board but if such date occurs during a trading blackout, the number of DSUs will be determined on the first trading day after the day on which the blackout is lifted. For directors, DSUs are credited at the time specified by the Board (currently DSUs are granted in equal instalments over the course of a year, at the end of each quarter).

On any date on which a dividend is paid on the Shares, an eligible person's account will be credited with the number of DSUs calculated by: (i) multiplying the amount of the dividend per Share by the aggregate number of DSUs that were credited to that account as of the record date for payment of the dividend; and (ii) dividing the amount obtained in (i) by the fair market value (determined as set out above) of Shares on the date on which the dividend is paid.

A departing director or executive officer may receive Shares in respect of the DSUs credited to that person's account (at the ratio of one Share per DSU, subject to the deduction of any applicable withholding tax in the case of an eligible person who is a United States citizen or resident for the purpose of United States tax). A DSU, however, cannot be redeemed until such time as the director leaves the Board or the executive officer ceases to work for Ballard, and its value on redemption will be based on the value of Shares at that time. All DSUs vest immediately as they are issued in respect of remuneration that would have otherwise been paid in Shares or cash. DSUs do not expire. Except in the case of death, DSUs can only be assigned with consent.

(c)	A restricted share unit section (the "RSU Plan"). All employees (excluding non-executive directors) are eligible to participate in the RSU Plan.

The vesting of RSUs issued under the SDP occurs up to three years from the date of issuance, subject to the achievement of any performance criteria which may be set by the Board and to earlier vesting upon the occurrence of any accelerated vesting event (as defined in the SDP). Each RSU is convertible into one Share, which will be issued under the SDP.

A "double trigger" is included in the event of a take-over. Accordingly, in the event of a take-over the accelerated vesting of an RSU (technically, the shortening of the restriction period) will only occur if the Board so determines. In such circumstances, the Board will also have the ability to make such changes as it considers fair and appropriate in the circumstances, including the date on which the restriction period ends or otherwise modifying the terms of RSUs to assist the holder to tender into the take-over bid.

In addition, the Board has the discretion to deem performance criteria or other conditions to have been met on the occurrence of an accelerated vesting event.

If any performance criteria or other conditions specified in an award of RSUs is not met on or before the last day of the restriction period applicable to the relevant grant (usually three years less one day from the date of grant), the RSUs will expire and the participant will no longer be entitled to receive any Shares upon conversion of those RSUs.

All RSUs awarded to a participant under the SDP will also expire on the last day on which the participant works for Ballard or any of its subsidiaries (or, in the case of a Transferred Employee, AFCC or its subsidiaries) except that,

(a)	in the event of the participant's death or total disability, the performance criteria and conditions specified in the participant's award of RSUs will, unless otherwise specified in the award, be deemed satisfied and the RSUs will be converted into Shares; and

(b)	if the participant is retired, the vesting of RSUs will continue on the same terms as they would have had the participant continued to be an officer or employee of Ballard.

RSUs cannot be assigned other than by will or the laws of descent and distribution.

Under the SDP, the Board can elect to satisfy the conversion of RSUs through Ballard Shares purchased on the open market.

     As of April 10, 2012, the total number of Shares issued and reserved and authorized for issue under the SDP was 692,983 Shares, representing 0.8% of the issued and outstanding Shares as of April 10, 2012.

     The SDP limits insider participation such that the number of Shares issued to insiders, within any one-year period, and issuable to insiders, at any time, under the plan and any other Ballard equity-based compensation arrangements, cannot exceed 10% of Ballard’s issued and outstanding Shares.

     Under the SDP, in any year, a non-executive Director’s participation in all Ballard equity-based compensation arrangements is limited to that number of shares (or that number of securities in respect of underlying shares) having a value of not more than C$100,000 on the date of grant, excluding any securities issued in respect of the non-executive Director’s annual retainer.

     The SDP does not limit the number of DSUs that can be issued to executive officers.

     The SDP does not limit the number of RSUs that can be issued to any one participant.

     Apart from the limits on Shares issued or issuable to insiders and non-executive Directors described above, the SDP does not restrict the number of Shares that can be issued to any one person, to executive officers or to Directors.

     The SDP permits the Board, without obtaining shareholder approval, to amend any provision of the SDP and/or any RSU and/or DSU governed by it (whether outstanding or otherwise) (subject to any stock exchange or regulatory requirement at the time of any such amendment) including, without limitation, any of the following amendments:

(a)	amendments to the definitions and other amendments of a clerical nature;

(b)	amendments to any provisions relating to the issuance of Shares, granting or conversion of DSUs or RSUs, including but not limited to provisions relating to the term, termination, and number of DSUs or RSUs to be awarded, provided that, without shareholder approval, such amendment does not entail:

	(i)	a change in the number or percentage of Shares reserved for issuance under the plan;

	(ii)	a reduction of the issue price of the Shares issued under the plan or the cancellation and reissue of Shares;

	(iii)	a reduction to the fair market value used to calculate the number of DSUs to be awarded;

	(iv)	an extension of time for redemption of a DSU or an extension beyond the original restriction period of a RSU;

	(v)	an increase to the maximum number of Shares that may be: (A) issued to insiders within a one-year period; or (B) issuable to insiders at any time,

under all of Ballard’s equity-based compensation arrangements, which could exceed 10% of the issued and outstanding Shares at that time;

	(vi)	an increase in the maximum number of securities that can be granted to directors (other than directors who are also officers) under all of Ballard’s equity-based compensation arrangements, which could exceed such number of securities in respect of which the underlying Shares have a Fair Market Value (as defined in the plan) on the date of grant of such securities of C$100,000;

	(vii)	permitting DSUs or RSUs to be transferable or assignable other than for normal course estate settlement purposes; or

	(viii)	a change to the amendment provisions of the plan;

(c)	any amendment in respect of the persons eligible to participate in the plan (or any part of it), provided that, without shareholder approval, such amendment does not permit non-employee directors to:

	(i)	participate as holders of RSUs at the discretion of the Board;

	(ii)	re-gain participation rights under any section of the plan at the discretion of the Board if their eligibility (as a class) to participate had previously been removed; or

	(iii)	increase limits previously imposed on non-employee director participation;

(d)	such amendments as are necessary for the purpose of complying with any changes in any relevant law, rule, regulation, regulatory requirement or requirement of any applicable stock exchange or regulatory authority; or

(e)	amendments to correct or rectify any ambiguity, defective provision, error or omission in the plan or in any option agreement, notice to redeem DSUs or RSU agreement.

FINANCIAL INFORMATION

Management’s Discussion and Analysis

Consolidated Financial Statements

MANAGEMENT’S DISCUSSION AND ANALYSIS

This discussion and analysis of financial condition and results of operations of Ballard Power Systems Inc. (“Ballard”, “the Company”, “we”, “us” or “our”) is prepared as at February 22, 2012 and should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2011. The results reported herein are presented in U.S dollars unless otherwise stated and have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information relating to the Company, including our Annual Information Form, are filed with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov) and are also available on our website at www.ballard.com.

BUSINESS OVERVIEW

At Ballard, we are building a clean energy growth company. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell development and commercialization. Our principal business is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on motive power (material handling and buses) and stationary power (backup power and distributed generation) markets. We also provide engineering services for a variety of fuel cell applications.

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis. Ballard fuel cell products feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, modular design and environmental cleanliness. Embedded in each Ballard PEM fuel cell product lies a stack of unit cells designed with our proprietary esenciaTM technology which draws on intellectual property from our patent portfolio together with our extensive experience in key areas of fuel cell stack operation, system integration, and fuel processing.

We provide our customers with the positive economic and environmental benefits unique to fuel cell power. We plan to build value for our shareholders by developing, manufacturing, selling and servicing industry-leading fuel cell products to meet the needs of our customers in select target markets. We are focused on our core competencies of PEM fuel cell design, development, manufacture, sales and service.

Over the past five years, we have refined the Company’s business strategy to establish a sharp focus on what we believe to be key growth opportunities with near-term commercial prospects in our core fuel cell markets. To support this strategy, we have focused on bolstering our cash reserves to strengthen our capability to execute on our clean energy growth priorities.

In March 2010, we completed a sale and leaseback agreement whereby we sold our head office building in Burnaby, British Columbia in return for gross cash proceeds of $20.4 million and then leased this property back for an initial 15-year term plus two renewal options. In December 2009 and July 2010, we completed agreements with a financial institution to monetize our rights under a Share Purchase Agreement with Ford Motor Company (“Ford”) relating to our 19.9% equity investment in AFCC Automotive Fuel Cell Cooperation Corp. (“AFCC”) for an initial cash payment in 2009 of $37.0 million and a subsequent cash payment in 2010 of $5.0 million.

In March 2011, we completed a sub-lease agreement with Mercedes-Benz Canada Inc. (“MBC”) for the rental of 21,000 square feet of surplus production space in our specialized fuel cell manufacturing facility located in Burnaby, British Columbia. This sub-lease is effective from August 1, 2011 until July 31, 2019 and is expected to result in annual savings of approximately $1 million in real estate and related overhead costs.

In June 2011, we obtained a $7.0 million Canadian award agreement from Sustainable Development Technology Canada (“SDTC”) for the period from 2011 to 2013 to be used to extend the operating life and lower the product cost of FCgenTM-1300, the fuel cell product that powers Ballard’s CLEARgenTM distributed generation system. This award is in addition to a $4.8 million Canadian award agreement from SDTC announced in 2010 for the period from 2010 to 2012 to be used to further develop fuel cell power module technology for the transit bus market. These awards are recorded primarily as a cost offset against our research and product development expenses as the expenses are incurred on these programs.

We are based in Canada, with head office, research and development, testing and manufacturing facilities in Burnaby, British Columbia. In addition, we have sales, research and development and manufacturing facilities in Lowell, Massachusetts and Hobro, Denmark.

In 2011, we reported our results in the following operating segments:

1. Fuel Cell Products: fuel cell products and services for motive power (material handling and bus markets) and stationary power (backup power and distributed generation markets) applications; and engineering services for a variety of fuel cell applications;

2. Contract Automotive: contract manufacturing services provided primarily for Daimler AG (“Daimler”);

3. Material Products: carbon fiber products primarily for automotive transmissions and gas diffusion layers (“GDLs”) for fuel cells.

During the last half of 2011, we refined the Company’s business strategy and established a new engineering services operating unit in order to leverage our expertise in fuel cell design, prototyping, manufacturing and servicing. This new operating unit offers a full suite of fuel cell engineering solutions for a variety of fuel cell applications and is recorded in our core Fuel Cell Products segment. As a result of this increased management focus on engineering services, and the completion of our Contract Automotive manufacturing supply agreement with Daimler in October 2011, we have made changes to the composition of our operating segments to align to our current reporting structure. As a result, revenues of $2.1 million for the first three quarters of 2011, and revenues of $1.5 million for 2010, previously recorded in our Contract Automotive segment relating to engineering services have been retroactively restated to the Fuel Cell Products segment. While the Contract Automotive segment will continue to be reported on in 2012 from a comparative perspective, it will cease to be an active operating unit as of the end of 2011.

2

SELECTED ANNUAL FINANCIAL INFORMATION

Years ended December 31 (Expressed in thousands of U.S. dollars, except per share amounts)
	2011	2010	2009
Revenues	$76,009	$65,019	$46,722
Net income (loss) attributable to Ballard	$(33,420)	$(31,532)	$(3,258)
Net income (loss) per share attributable to Ballard	$(0.40)	$(0.37)	$(0.04)
Adjusted EBITDA (1)	$(22,295)	$(26,163)	$(38,974)
Cash, cash equivalents and short-term investments	$46,194	$74,445	$82,231
Total assets	$165,290	$190,027	$195,348
____________________

[1]
Adjusted EBITDA is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section.

RESULTS OF OPERATIONS – Fourth Quarter of 2011

Revenue and gross margin

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2011	2010		$ Change	% Change
Fuel Cell Products	$16,871	$13,723	•	$3,148	23%
Contract Automotive	101	3,014		(2,913)	(97%	)
Material Products	4,024	4,346		(322)	(7%	)
Revenues	20,996	21,083		(87)	-%
Cost of goods sold	16,854	15,987		867	5%
Gross Margin	$4,142	$5,096		$(954)	(19%	)
Gross Margin %	20%	24%		n/a	n/a

Our revenues for the fourth quarter of 2011 of $21.0 million were flat compared to the fourth quarter of 2010 as increases in our core Fuel Cell Products segment of $3.1 million were offset by declines in Contract Automotive revenues of $2.9 million and declines in Material Products revenues of $0.3 million.

In our core Fuel Cell Products segment, fourth quarter of 2011 revenues increased 23%, or $3.1 million, to $16.9 million compared to the fourth quarter of 2010, primarily as a result of our increased focus on building our engineering services business. This increase in engineering services revenues, combined with relatively stable Stationary power revenues, was partially offset by lower Motive power market revenues. In our Motive power market, higher material handling revenues as a result of increased shipments to support Plug Power Inc.’s GenDriveTM systems were more than offset by lower fuel cell bus revenues. Fuel cell bus revenues in the fourth quarter of 2011 were lower than anticipated (see 2011 Revenue section) as new fourth quarter of 2011 shipments to Van Hool NV and UNDP-EMTU Brazil, were lower than fuel cell bus revenues in the fourth quarter of 2010 arising from shipments to Daimler and to the Transport for London fuel cell bus program. Stationary power revenues were relatively stable quarter over quarter as increased shipments of Dantherm Power backup power system products including a 150kW fuel cell system supplied to Anglo American Platinum Limited, were offset by a decline in shipments of hydrogen-based backup power units.

3

The following table provides a summary of our fourth quarter fuel cell stack shipments):

	Three months ended December 31,
	2011	2010	% Change
Material handling	799	345	132%
Backup power	124	654	(81%	)
Distributed generation	7	52	(87%	)
Other	12	68	(82%	)
Fuel Cell Stack Shipments	942	1,119	(16%	)

In our Contract Automotive and Material Products segments, fourth quarter of 2011 revenues declined 44%, or $3.2 million, to $4.1 million compared to the fourth quarter of 2010. Contract Automotive segment revenues were down significantly as we completed our supply agreement with Daimler and made the final shipments of FCvelocity 1100 fuel cell products for Daimler’s Hyway 2/3 programs in October 2011. Material Products segment revenues were down slightly as increased volumes of carbon friction material products were offset by lower fuel cell GDL shipments.

Gross margins declined to $4.1 million, or 20% of revenues, for the fourth quarter of 2011, compared to $5.1 million, or 24% of revenues, for the fourth quarter of 2010. The decline in gross margin is primarily as a result of lower shipments of higher margin fuel cell bus units combined with lower platinum prices in December 2011 which negatively impacted our fourth quarter platinum recycling efforts and the mark to market value of our 2012 platinum purchase contracts. These gross margin declines were partially offset by our ongoing product cost reduction efforts across all of our platforms.

Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2011	2010	$ Change	% Change
Research and Product
Development	$4,169	$4,353	$(184)	(4%	)
General and Administration	2,308	3,866	(1,558)	(40%	)
Sales and Marketing	1,892	2,550	(658)	(26%	)
Operating costs	8,369	10,769	(2,400)	(22%	)
Less: Stock-based compensation
(expense) recovery	257	(1,114)	1,371	123%
Cash Operating Costs	$8,626	$9,655	$(1,029)	(11%	)

Cash Operating Costs is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, restructuring charges and acquisition costs.

Cash Operating Costs (see Supplemental Non-GAAP Measures) for the fourth quarter of 2011 were $8.6 million, a decline of $1.0 million, or 11%, compared to the fourth quarter of 2010. The 11% reduction in the fourth quarter of 2011 was driven by lower general and administrative and sales and marketing expenses primarily as a result of a downward adjustment to accrued compensation expense as a result of not achieving our corporate performance targets relating to revenue and Adjusted EBITDA for the year. While excluded from Cash Operating Costs, stock-based compensation expense declined significantly in the fourth quarter of 2011 to a recovery position, as a result of a downward adjustment to accrued share-based compensation expense as certain outstanding restricted share units failed to meet the vesting criteria and were cancelled.

4

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2011	2010	$ Change	% Change
Adjusted EBITDA	$(3,765)	$(3,588)	$(177)	(5%	)

EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, and acquisition costs.

Adjusted EBITDA (see Supplemental Non-GAAP Measures) for the fourth quarter of 2011 was ($3.7) million, flat compared to the fourth quarter of 2010. Gross margin declines of $1.0 million in the fourth quarter of 2011 were primarily a result of lower shipments of higher margin fuel cell bus units, combined with lower platinum prices in December 2011 which negatively impacted our fourth quarter platinum recycling proceeds, and the mark to market value of our 2012 platinum purchase contracts. This decline in gross margin was offset by lower Cash Operating Costs of $1.0 million primarily as a result of a downward adjustment to accrued compensation expense as a result of not achieving our corporate performance targets relating to revenue and Adjusted EBITDA for the year.

Net loss attributable to Ballard

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2011	2010	$ Change	% Change
Net loss attributable to Ballard	$(7,289)	$(8,998)	$1,709	19%

Net loss attributable to Ballard for the fourth quarter of 2011 was ($7.3) million, or ($0.09) per share, compared to net loss of ($9.0) million, or ($0.11) per share, in the fourth quarter of 2010. The $1.7 million reduction in net loss for the fourth quarter of 2011 was driven by lower stock-based compensation expense of $1.4 million.

Net loss in the fourth quarter of 2011 includes a $1.7 million impairment charge related to the write-down of manufacturing equipment whereas net loss in the fourth quarter of 2010 includes an acceleration of depreciation expense of $2.3 million.

Cash provided by operating activities

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2011	2010	$ Change	% Change
Cash provided by operating activities	$3,876	$1,794	$2,082	116%

Cash provided by operating activities in the fourth quarter of 2011 was $3.9 million, an increase of $2.1 million compared to cash provided by operating activities of $1.8 million in the fourth quarter of 2010. The $2.1 million increase was driven by improvements in changes of working capital of $1.7 million combined with reductions in cash operating losses of $0.4 million.

5

RESULTS OF OPERATIONS –2011

Revenue and gross margin

(Expressed in thousands of U.S. dollars)	Years ended December 31,
	2011	2010	$ Change	% Change
Fuel Cell Products	$46,468	$34,244	$12,224	36%
Contract Automotive	9,305	9,811	(506)	(5%	)
Material Products	20,236	20,964	(728)	(3%	)
Revenues	76,009	65,019	10,990	17%
Cost of goods sold	62,124	54,887	7,237	13%
Gross Margin	$13,885	$10,132	$3,753	37%
Gross Margin %	18%	16%	n/a	n/a

Our revenues in 2011 increased 17%, or $11.0 million, to $76.0 million, compared to $65.0 million for 2010. The 17% increase was driven by increases in our core Fuel Cell Products segment of 36%, or $12.2 million, which more than offset minor declines in our Contract Automotive and Material Products revenues.

While revenue growth for the year of 17% was less than expected, and less than our original 2011 full year guidance for growth in excess of 30%, the negative variance was largely attributable to delays in the timing of module shipments (particularly fuel cell bus modules to Brazil) initially planned in 2011 that are now expected in 2012. While we achieved significant revenue growth in 2011, the heightened risk factors to our original 2011 revenue guidance that were identified in our third quarter of 2011 Outlook update, ultimately ended up materializing. In particular, delays in the timing of completion of negotiations with Sao Paulo Transit Agency in Brazil for a 10 to 30 fuel cell bus RFP, resulted in the deferral of approximately $5 million of expected 2011 fuel cell bus module shipments. In addition, unexpected delays in the closing of fuel cell bus contracts in the United States and Europe, and planned backup power system contracts in Dantherm Power, resulted in an additional deferral of approximately $3.5 million from 2011. While delays in the timing of planned shipments negatively impacted 2011 results, these delays had a positive impact on our year-end 12-month order book which increased to $45.3 million, an improvement of 29% over 2010.

In our core Fuel Cell Products segment, 2011 revenues improved 36%, or $12.2 million, to $46.5 million compared to 2010, due to improvements in both our Motive power and Stationary power markets, combined with our increased focus on building our engineering services business. Motive power market increases were driven by higher fuel cell bus revenues as a result of new shipments in 2011 to Tuttotrasporti, Van Hool NV, UNDP, Daimler and FTA National Fuel Cell Bus Programs, partially offset by slightly lower material handling market revenues. Material handling revenues were down slightly due to a decline in service revenues and a change in sales mix to lower power units, which offset the overall impact of the increase in volume in support of Plug Power Inc.’s GenDrive™ systems. Stationary power revenues increased as a result of a change in sales mix to larger scale hydrogen-based backup power units which offset the overall impact of the decline in volume, increased shipments of distributed generation units, increased shipments of Dantherm Power backup power systems, and work performed on the K2 Pure Solutions and Toyota distributed power CLEARgen™ fuel cell system projects.

6

The following table provides a summary of our fuel cell stack shipments for the year:

	Years ended December 31,
	2011	2010	% Change
Material handling	1,422	1,100	29%
Backup power	1,447	1,664	(13%	)
Distributed generation	176	52	238%
Other	220	198	11%
Fuel Cell Stack Shipments	3,265	3,014	8%

In our Contract Automotive and Material Products segments, 2011 revenues declined 4%, or $1.2 million, to $29.5 million, compared to 2010. Contract Automotive segment revenues of $9.3 million were down 5%, or $0.5 million, due to slightly lower shipments of FCvelocity 1100 fuel cell products to Daimler. As we have now completed all FCvelocity 1100 shipments to Daimler under our initial supply agreement, this segment will cease to be an operating unit as of the end of 2011. Material Products segment revenues of $20.2 million were down 3%, or $0.7 million, as increased shipments of fuel cell GDL products were offset by lower carbon friction material product revenues.

Gross margins increased to $13.9 million, or 18% of revenues, for 2011, compared to $10.1 million, or 16% of revenues, for 2010. The increase in gross margin is primarily as a result of increased revenues in all of our Fuel Cell Products markets (except material handling) including increased shipments of higher margin fuel cell bus modules, combined with our ongoing product cost reduction efforts across all of our platforms, lower unabsorbed manufacturing overhead as a result of the higher overall volume, and improved warranty performance on our material handling and backup power products. These gross margin improvements were partially offset by lower margins in our Material Products segment.

Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Years ended December 31,
	2011	2010	$ Change	% Change
Research and Product
Development	$21,623	$23,766	$(2,143)	(9%	)
General and Administration	10,838	13,044	(2,206)	(17%	)
Sales and Marketing	9,487	8,847	640	7%
Operating costs	41,948	45,657	(3,709)	(8%	)
Less: Stock-based compensation	(2,646)	(3,579)	933	26%
Cash Operating Costs	$39,302	$42,078	$(2,776)	(7%	)
Cash Operating Costs is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, restructuring charges and acquisition costs.

Cash Operating Costs (see Supplemental Non-GAAP Measures) for 2011 were $39.3 million, a decline of $2.8 million, or 7%, compared to 2010. The 7% reduction in 2011 was primarily as a result of operational efficiencies, the aggressive pursuit of government funding for our research and product development efforts, the redirection of engineering resources to revenue bearing engineering service projects, lower accrued compensation expense as a result of not achieving our corporate performance targets relating to revenue and Adjusted EBITDA for the year, and by lower operating costs in Dantherm Power as a result of our cost reduction efforts in the third quarter of 2010 which included a 25% workforce reduction. These expense reductions in 2011 were partially offset by increased investment in sales and marketing capacity in support of commercial efforts, and by the negative effects (approximately $2.0 million) of a 4% stronger Canadian dollar relative to the U.S. dollar on our Canadian operating cost base.

While excluded from Cash Operating Costs, stock-based compensation expense declined 26% in 2011, as compared to 2010, as a result of lower accrued share-based compensation expense as certain outstanding restricted share units failed to meet the vesting criteria and were cancelled.

7

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Years ended December 31,
	2011	2010	$ Change	% Change
Adjusted EBITDA	$(22,295)	$(26,163)	$3,868	15%
EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, finance and other income, and acquisition costs.

Adjusted EBITDA (see Supplemental Non-GAAP Measures) for 2011 was ($22.3) million, an improvement of $3.9 million, or 15%, compared to 2010. The 15% reduction in Adjusted EBITDA loss in 2011 was driven by gross margin improvements of $3.8 million primarily as a result of the 17% increase in revenues, and by lower Cash Operating Costs of $2.8 million primarily as a result of our continued cost optimization efforts, which more than offset the negative impacts (approximately $2.0 million) of a 4% stronger Canadian dollar relative to the U.S. dollar on our Canadian operating cost base. A 1% increase in the Canadian dollar, relative to the U.S. dollar, negatively impacts annual Cash Operating Costs and Adjusted EBITDA by approximately $0.4 million to $0.5 million. These improvements in Adjusted EBITDA were partially offset by restructuring charges of $1.4 million in 2011, relating to a corporate leadership restructuring initiated in September 2011 and a Dantherm Power leadership restructuring initiated in March 2011, and by a decline in the net loss attributable to Dantherm Power’s non-controlling interests of $1.2 million.

As part of our focus on profitability, we have taken steps to reduce our cost base in 2011. In addition to the measures taken earlier in the year at Dantherm Power to streamline its organization with the reduction in the number of executive officers, a similar action was taken at corporate headquarters in September of 2011, with a reduction in the number of executive officers from six to five. These actions have resulted in the above noted restructuring charge of $1.4 million for the year.

While improvement in Adjusted EBITDA of 15% for the year was less than expected and less than our original 2011 full year guidance for improvement in excess of 40%, the negative variance was largely attributable to the above noted delays in the timing of fuel cell bus shipments, combined with the above noted negative foreign exchange impacts of approximately $2.0 million and restructuring charges of $1.4 million that we were unable to offset. The heightened risk factors to our original 2011 Adjusted EBITDA guidance that were identified in our third quarter of 2011 Outlook update ultimately ended up materializing.

8

Net loss attributable to Ballard

(Expressed in thousands of U.S. dollars)	Years ended December 31,
	2011	2010	$ Change	% Change
Net loss attributable to Ballard	$(33,420)	$(31,532)	$(1,888)	(6%	)

Net loss attributable to Ballard for 2011 was ($33.4) million, or ($0.40) per share, compared to net loss of ($31.5) million, or ($0.37) per share, in 2010. Net loss in 2010 includes a $4.8 million transactional gain related to the monetization of the Share Purchase Agreement with Ford, as well as a gain on sale of property, plant and equipment of $3.3 million related to the land portion of the sale and leaseback of our head office building. Net loss in 2011 includes a $1.7 million impairment charge related to a write-down of manufacturing equipment.

Excluding the impact of these transactional gains of $8.1 million in 2010 and impairment charges of $1.7 million in 2011, Normalized Net Loss (see Supplemental Non-GAAP Measures) in 2011 would have improved by $7.9 million, or 20%, as compared to 2010.

Cash used by operating activities

(Expressed in thousands of U.S. dollars)	Years ended December 31,
	2011	2010	$ Change	% Change
Cash used by operating activities	$(33,221)	$(29,312)	$(3,909)	(13%	)

Cash used by operating activities in 2011 increased by ($3.9) million to ($33.2) million, compared to ($29.3) million for 2010. The increase in cash used by operating activities of ($3.9) million was driven by increased working capital requirements of ($10.2) million, which more than offset reductions in cash operating losses of $6.3 million.

Total working capital requirements of ($6.7) million in 2011 were driven by higher accounts receivable of $4.3 million as a result of the timing of revenues and the related customer collections, combined with increased inventory levels of $1.3 million to support future growth. This compares to total working capital sources of $3.5 million in 2010.

OPERATING EXPENSES AND OTHER ITEMS

Research and product development expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Research and product development	2011	2010	$ Change	% Change
Research and product development expense	$5,125	$6,887	$(1,762)	(26%	)
Less: depreciation and amortization expense	$(956)	$(2,534)	$1,578	62%
Research and product development	$4,169	$4,353	$(184)	(4%	)

(Expressed in thousands of U.S. dollars)	Years ended December 31,
Research and product development	2011	2010	$ Change	% Change
Research and product development expense	$25,480	$28,749	$(3,269)	(11%	)
Less: depreciation and amortization expense	$(3,857)	$(4,983)	$1,126	23%
Research and product development	$21,623	$23,766	$(2,143)	(9%	)

Research and product development expenses for the three months ended December 31, 2011 were $5.1 million, a decrease of $1.8 million, or 26%, compared to the corresponding period of 2010. Excluding depreciation and amortization expense of $1.0 million and $2.5 million, respectively, research and product development expense declined $0.2 million, or 4%, compared to 2010. Depreciation and amortization expense of $2.5 million in the fourth quarter of 2010 includes a charge related to the acceleration of depreciation expense of $1.5 million for research and product development assets that were considered no longer in use or impaired.

9

Research and product development expenses for the year ended December 31, 2011 were $25.5 million, a decrease of $3.3 million, or 11%, compared to 2010. Excluding depreciation and amortization expense of $3.9 million and $5.0 million, respectively, research and product development expense declined $2.1 million, or 9%, compared to 2010.

The respective 4% and 9% reductions in 2011 were primarily as a result of the aggressive pursuit of government funding for our research and product development efforts, the redirection of engineering resources to revenue bearing engineering service projects, lower operating costs in Dantherm Power as a result of our cost reduction efforts in the third quarter of 2010 which included a 25% workforce reduction, and downward adjustments to accrued share-based and cash-based compensation expense in 2011 as a result of not achieving our corporate performance targets relating to revenue and Adjusted EBITDA for the year. Government research funding is reflected as a cost offset to research and product development expenses. These expense reductions and improved cost recoveries in 2011 were partially offset by the negative effects of a 4% stronger Canadian dollar relative to the U.S. dollar on our Canadian operating cost base.

General and administrative expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
General and administrative	2011	2010	$ Change	% Change
General and administrative expense	$2,464	$5,026	$(2,562)	(51%	)
Less: Depreciation and amortization expense	$(77)	$(1,160)	$1,083	93%
Less: Restructuring expense	$(79)	$-	$(79)	n/a
General and administrative	$2,308	$3,866	$(1,558)	(40%	)

(Expressed in thousands of U.S. dollars)	Years ended December 31,
General and administrative	2011	2010	$ Change	% Change
General and administrative expense	$12,500	$14,777	$(2,277)	(15%	)
Less: Depreciation and amortization expense	$(306)	$(1,448)	$1,142	79%
Less: Restructuring expense	$(1,356)	$(285)	$(1,071)	376%
General and administrative	$10,838	$13,044	$(2,206)	(17%	)

General and administrative expenses for the three months ended December 31, 2011 were $2.5 million, a decrease of $2.6 million, or 51%, compared to the corresponding period of 2010. Excluding depreciation and amortization expense and restructuring charges, general and administrative expense declined $1.6 million, or 40%, compared to 2010. The 40% reduction in the fourth quarter of 2011 was driven by downward adjustments to accrued share-based and cash-based compensation expense in 2011 as a result of not achieving our corporate performance targets relating to revenue and Adjusted EBITDA for the year, combined with lower impairment losses on trade receivables. General and administrative expense includes impairment losses on trade receivables of $0.3 million and $0.7 million, respectively, in the fourth quarters of 2011 and 2010. Depreciation and amortization expense of $1.2 million in the fourth quarter of 2010 includes a charge related to the acceleration of depreciation expense of $0.8 million for information technology assets that were considered no longer in use or impaired.

10

General and administrative expenses for the year ended December 31, 2011 were $12.5 million, a decrease of $2.3 million, or 15%, compared to 2010. Excluding depreciation and amortization expense and restructuring charges, general and administrative expense declined $2.2 million, or 17%, compared to 2010. The 17% expense reduction in 2011 was driven by lower accrued compensation expense combined with lower impairment losses on trade receivables and the continued cost optimization efforts across the company. General and administrative expense includes impairment losses on trade receivables of $0.1 million and $0.7 million, respectively, in 2011 and 2010. These expense reductions were partially offset by the negative effects of a 4% stronger Canadian dollar relative to the U.S. dollar on our Canadian operating cost base.

Restructuring charges of $1.4 million in 2011 relate to a Dantherm Power leadership restructuring initiated in March 2011 and a corporate leadership restructuring initiated in September 2011, whereas the restructuring charge of $0.3 million in 2010 relates to a 25% workforce reduction initiated at Dantherm Power in August 2010.

Sales and marketing expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Sales and marketing	2011	2010	$ Change	% Change
Sales and marketing expense	$1,892	$2,734	$(842)	(31%	)
Less: acquisition costs	$-	$(184)	$184	100%
Sales and marketing	$1,892	$2,550	$(658)	(26%	)

(Expressed in thousands of U.S. dollars)	Years ended December 31,
Sales and marketing	2011	2010	$ Change	% Change
Sales and marketing expense	$9,487	$9,113	$374	4%
Less: acquisition costs	$-	$(266)	$(266)	100%
Sales and marketing	$9,487	$8,847	$640	7%

Sales and marketing expenses for the three months ended December 31, 2011 were $1.9 million, a decrease of $0.8 million, or 31% compared to the corresponding period of 2010. The 31% reduction in the fourth quarter of 2011 was driven by downward adjustments to accrued share-based and cash-based compensation expense as a result of not achieving our corporate performance targets relating to revenue and Adjusted EBITDA for the year.

Sales and marketing expenses for 2011 were $9.5 million, an increase of $0.4 million, or 4% compared to 2010. The 4% increase in 2011 was primarily as a result of increased investment in sales and marketing capacity in support of commercial efforts, combined with the negative effects of a 4% stronger Canadian dollar relative to the U.S. dollar on our Canadian operating cost base. This increase was partially offset by lower accrued compensation expenses and acquisition costs of $0.3 million in 2010 related to costs incurred for the acquisition of Dantherm Power.

11

Finance and other income (loss) for the three months ended December, 2011 were $0.1 million, a decrease of $0.5 million, compared to the corresponding period of 2010. Finance and other income (loss) for the year ended December 31, 2011 were $0.2 million, an increase of $0.3 million, compared to 2010. The following table provides a breakdown of our finance and other income (loss) for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2011	2010	$ Change	% Change
Employee future benefit plan expense	$(37)	$(124)	$87	70%
Investment income	77	155	(78)	(50%	)
Foreign exchange gain (loss)	38	484	(446)	(92%	)
Other income	-	46	(46)	(100%	)
Finance and other income (loss)	$78	$561	$(483)	(86%	)

(Expressed in thousands of U.S. dollars)	Years ended December 31,
	2011	2010	$ Change	% Change
Employee future benefit plan expense	$(37)	$(124)	$87	70%
Investment income	303	323	(20)	(6%	)
Foreign exchange gain (loss)	(71)	(527)	456	86%
Other income	-	224	(224)	(100%	)
Finance and other income (loss)	$195	$(104)	$299	288%

Employee future benefit plan expense for the three months and year ended December 31, 2011 were $0.1 million, respectively, compared to an expense of and $0.1 million, respectively, for the corresponding periods of 2010. Employee future benefit plan expense primarily represents the excess of interest cost over the expected return on plan assets on a curtailed defined benefit pension plan for our current and former United States employees.

Investment income approximated between $0.1 million and $0.3 million, respectively, for the three months and years ended December 31, 2011 and 2010 and was earned on our cash, cash equivalents and short-term investments.

Foreign exchange gains and losses are attributable to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary position. At December 31, 2011, our Canadian dollar-denominated assets (cash, cash equivalents and short-term investments approximated our Canadian dollar-denominated liabilities (capital lease obligations, warranty obligations and accounts payable and accrued liabilities), resulting in an insignificant foreign exchange loss in 2011. During 2011, we increased our Canadian dollar denominated cash reserves to better balance our overall balance sheet exposure to currency fluctuations. The foreign exchange loss in 2010 of $0.5 million resulted primarily from the impact of a strengthening Canadian dollar on our Canadian dollar-denominated net liability position at that time. At December 31, 2010, our Canadian dollar-denominated liabilities (capital lease obligations, warranty obligations and accounts payable and accrued liabilities) exceeded our Canadian dollar-denominated assets (cash and short-term investments).

12

Finance expense for the three months and year ended December 31, 2011 was $0.5 million and $1.4 million, respectively, compared to $0.3 million and $0.9 million, respectively, for the corresponding periods of 2010. Finance expense relates primarily to the sale and leaseback of our head office building in Burnaby, British Columbia which was completed on March 9, 2010. Due to the long term nature of the lease, the leaseback of the building qualifies as a finance (or capital) lease.

Gain on sale of property, plant and equipment for the year ended December 31, 2011 was $0.7 million and relates primarily to a gain on sale of property, plant and equipment to Mercedes-Benz Canada Inc. in conjunction with the sub-lease of 21,000 square feet of surplus production space in Burnaby, B.C, effective in August 2011.

Gain on sale of assets for the year ended December 31, 2010 was $8.1 million, and consists of a gain of $4.8 million related to the monetization of the Share Purchase Agreement with Ford, and a gain of $3.3 million on the land component of the sale and leaseback of our head office building in Burnaby, B.C. in March, 2010.

The $4.8 million gain resulted from the extinguishment of the contingent payment related to the 2009 monetization of our rights under the Share Purchase Agreement with Ford relating to our 19.9% equity investment in AFCC. This Share Purchase Agreement has been fully monetized for $42.0 million, comprising an initial cash payment of $37.0 million received in 2009 and a subsequent contingent cash payment of $5.0 million received in 2010.

The $3.3 million gain on the land component of the sale and leaseback of our head office building in 2010 was retroactively recorded on our conversion to IFRS. Under former Canadian GAAP, sale and leaseback gains are deferred and amortized over the term of the lease when the leaseback is classified as an operating lease. Under IFRS, such gains are recognized immediately if the sale and leaseback transaction results in an operating lease, and is undertaken at fair value. As the land component of our March 2010 sale and leaseback of our head office building was determined to be an operating lease and therefore met this IFRS criteria for immediate gain recognition, the unamortized portion of the deferred gain of $3.3 million attributed to the land leaseback has been recognized in 2010 net income on application of IFRS, and the related deferred gain of $3.3 million previously recorded under Canadian GAAP has been derecognized in the presented 2010 comparative financial information. The $6.2 million remaining balance of the $9.5 million deferred gain initially recorded under former Canadian GAAP on the closing of this transaction in 2010 relates solely to the building component of the sale and leaseback transaction. This $6.2 million building component did not meet the above operating lease criteria as it was determined to be a Finance (or “capital”) lease under IFRS and therefore remains recorded as a deferred gain ($5.7 million deferred gain as of December 31, 2011) which is being recognized to income under IFRS on a straight-line basis over the term of the 15-year lease.

Impairment loss on property, plant and equipment for the three months and year ended December 31, 2011 was $1.7 million and consists primarily of an impairment charge related to a write-down of manufacturing equipment.

Net loss attributed to non-controlling interests for the three months and year ended December 31, 2011 was $0.3 million and $2.7 million, respectively, compared to $0.3 million and $3.9 million, respectively, for the corresponding periods of 2010. Amounts represent the non-controlling interest of Dantherm A/S and Danfoss A/S in the losses of Dantherm Power as a result of their 48% total equity interest. The improved performance in 2011 at Dantherm Power is primarily a result of lower operating costs in 2011 as a result of our continued cost reduction efforts which included a leadership restructuring in the first quarter of 2011 and a 25% workforce reduction initiated in the third quarter of 2010. These benefits were partially offset by a restructuring charge recorded in the first quarter of 2011 related to the above noted Dantherm Power leadership restructuring.

13

SUMMARY OF QUARTERLY RESULTS

The following table provides summary financial data for our last eight quarters:

(Expressed in thousands of U.S. dollars, except per share amounts	Quarter ended,
which are expressed in thousands)
	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2011	2011	2011	2011
Revenues	$20,996	$20,602	$19,112	$15,299
Net income (loss) attributable to Ballard	$(7,289)	$(6,991)	$(8,630)	$(10,511)
Net income (loss) per share attributable to	$(0.09)	$(0.08)	$(0.10)	$(0.12)
Ballard, basic and diluted
Weighted average common shares outstanding	84,549	84,548	84,456	84,205

	Dec 31,	Sep 30,	June 30,	Mar 31,
	2010	2010	2010	2010
Revenues	$21,083	$16,528	$15,526	$11,882
Net income (loss) attributable to Ballard	$(8,998)	$(5,559)	$(10,411)	$(6,564)
Net income (loss) per share attributable to	$(0.11)	$(0.07)	$(0.12)	$(0.08)
Ballard, basic and diluted
Weighted average common shares outstanding	84,140	84,128	84,127	84,012

Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results. Variations in our net income (loss) for the above periods were affected primarily by the following factors:

  Revenues: Variations in fuel cell revenues reflect the timing of our customers’ fuel cell vehicle, bus and fuel cell product deployments. Variations in fuel cell revenues also reflect the timing of work performed and the achievements of milestones under long-term fixed price contracts.

  Operating expenditures: Operating expenses were negatively impacted by restructuring charges of $0.4 million in the third quarter of 2011 as a result of a corporate leadership restructuring, restructuring charges of $1.0 million in the first quarter of 2011 as a result of a leadership restructuring in Dantherm Power, and by restructuring charges of $0.3 million in the third quarter of 2010 as a result of a 25% workforce reduction at Dantherm Power. Restructuring charges are recognized in general and administrative expense.

  Operating expenses were negatively impacted in the fourth quarter of 2010 due an acceleration of depreciation expense of $2.3 million for equipment that was considered no longer in use or impaired. The $2.3 million depreciation charge was recognized in product development expense ($1.5 million) and general and administrative expense ($0.8 million).

  Operating expenses also include the impact of changes in the value of the Canadian dollar, versus the U.S. dollar, on our Canadian dollar denominated expenditures.

  Gain on sale of assets: The net loss for the first quarter of 2010 was positively impacted by a gain on the sale of the land component of the sale and leaseback of our head office building of $3.3 million. The net loss for the third quarter of 2010 was positively impacted by a gain on the stub period monetization of the Share Purchase Agreement with Ford of $4.8 million.

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  Impairment loss on property, plant and equipment: The net loss for the fourth quarter of 2011 was negatively impacted by an impairment charge of $1.7 million related to the write-down of manufacturing equipment never put into use.

CASH FLOWS

Cash, cash equivalents and short-term investments were $46.2 million (or $41.6 million net of Operating Facility draws of $4.6 million) at December 31, 2011, compared to $74.4 million at the end of 2010. The decrease of ($28.2) million in 2011 was driven by a net loss (excluding non-cash items) of ($26.5) million, working capital requirements of ($6.7) million and capital expenditures (net of proceeds on sale and leaseback of capital equipment) of ($2.2) million. These outflows were partially offset by cash proceeds of $1.7 million from the sale of property, plant and equipment to MBC in advance of the sub-lease of 21,000 square feet of surplus production space in Burnaby, B.C., by convertible debt financing of $1.7 million to Dantherm Power by the non-controlling partners, and by the above noted net cash advances on our Operating Facility of $4.6 million.

For the three months ended December 31, 2011 and 2010, working capital requirements resulted in cash inflows of $8.7 million and $7.0 million, respectively. In the fourth quarter of 2011, net cash inflows of $8.7 million were driven by lower accounts receivable of $3.3 million due primarily to the timing of collections of our fuel cell product and service revenues, lower inventory of $1.9 million as we consumed previously built-up inventory in order to fulfill the higher product shipments in the fourth quarter, and higher deferred revenue and cost recovery of $2.0 million as we received the next tranches of SDTC government funding for our distributed generation and bus projects in advance of incurring the related research and product development expenditures. Working capital inflows in the fourth quarter of 2010 of $7.0 million were driven by lower inventory of $4.0 million as we consumed previously built-up inventory in order to fulfill the higher product shipments in the fourth quarter, and higher deferred revenue and cost recovery of $2.1 million as a result of the receipt of customer payments and government funding awards in advance of work performed.

For the year ended December 31, 2011, working capital requirements resulted in cash outflows of ($6.7) million, compared to inflows of $3.5 million for 2010. In 2011, net cash outflows of ($6.7) million were driven by higher accounts receivable of ($4.3) million due primarily to the timing of collections of our fuel cell product and service revenues, higher inventory of ($1.3) million due primarily to the buildup of inventory to support expected higher product shipments 2012, and by lower accounts payable and accrued liabilities of ($1.7) million due primarily to the timing of supplier payments. In 2010, net cash inflows of $3.5 million were driven by increased accounts payable and accrued liabilities of $2.9 million due primarily to higher 2010 accrued annual employee bonuses as compared to 2009, combined with higher payables to suppliers as a result of our increased inventory and production levels. In addition, net cash inflows in 2010 benefited from lower prepaid expenses of $1.3 million as a result of lower insurance and information technology license renewal costs and higher deferred revenue and cost recovery of $1.0 million as a result of the receipt of customer payments and government funding awards in advance of work performed. These 2010 inflows were partially offset by cash outflows as a result of increased inventory of ($2.4) million due to the buildup of inventory to support expected future fuel cell shipments in 2011.

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Investing activities resulted in cash outflows of ($15.5) million and ($3.8) million, respectively, for the three months and year ended December 31, 2011, compared to cash inflows of $9.8 million and $38.3 million, respectively, for the corresponding periods in 2010. Changes in short-term investments resulted in cash outflows of ($15.6) million and ($3.4) million, respectively, for the three months and year ended December 31, 2011, compared to cash inflows of $10.7 million and $17.7 million, respectively, for the corresponding periods of 2010. Balances changed between cash equivalents and short-term investments as we make investment decisions with regards to the term of investments and our future cash requirements.

Other Investing activities in 2011 also include proceeds of $1.7 million received from MBC on the closing of the facilities sub-lease agreement, proceeds on sale and leaseback of capital equipment of $1.9 million, and capital expenditures of ($4.1) million primarily for manufacturing equipment in order to build production capacity. Other investing activities in 2010 include net proceeds received on the closing of the head office building sale and leaseback transaction of $19.9 million, net proceeds of $4.8 million on the extinguishment of the contingent payment related to the 2009 monetization of the Share Purchase Agreement with Ford less the payment of accrued costs of ($1.4) million related to the initial monetization which closed in December 2009, and net cash received of $0.9 million on the acquisition of Dantherm Power, partially offset by capital expenditures of ($3.5) million.

Financing activities resulted in cash outflows of ($3.1) million and cash inflows of $5.1 million, respectively, for the three months and year ended December 31, 2011, compared to cash outflows of ($0.6) million and ($0.4) million, respectively, for the corresponding periods of 2010. Financing activities in the fourth quarter of 2011 primarily represent net repayments against our Operating Facility of ($2.7) million, whereas financing activities in 2011 primarily represent total advances, net of repayments, of $4.6 million on our Operating Facility. The Operating Facility is used to assist with the financing of working capital requirements. Financing activities in 2011 also include proceeds on convertible debenture financing from the Dantherm Power non-controlling interests to Dantherm Power of $1.7 million for the year. These financing inflows in 2011 were partially offset by finance lease payments of ($0.8) million and treasury stock purchases of ($0.3) million under our market purchase restricted share unit plan. Financing activities in 2010 primarily represent the minority partner cash contribution to Dantherm Power for the second tranche investment of 5.0 million Danish Kroner, or $0.9 million in August 2010, less capital lease payments of ($0.8) million and treasury stock purchases of ($0.6) million.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2011, we had total Liquidity of $41.6 million. We measure Liquidity as our net cash reserves, consisting of the sum of our cash, cash equivalents and short-term investments of $46.2 million, net of amounts drawn on our $10 million Canadian demand revolving facility (“Operating Facility”) of $4.6 million. The Operating Facility is used to assist in financing our short term working capital requirements and is secured by a hypothecation of our cash, cash equivalents and short-term investments.

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We also have a $3.3 million Canadian capital leasing facility (“Leasing Facility”) which is used to finance the acquisition and / or lease of operating equipment and is secured by a hypothecation of our cash, cash equivalents and short-term investments. At December 31, 2011, $3.2 million was outstanding on the Leasing Facility.

We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for fuel cells and material products, the purchase of equipment for our manufacturing and testing facilities, the further development of business systems and low-cost manufacturing processes, the further development of our sales and marketing, product distribution and service capabilities, and working capital requirements to grow our business.

At this stage of our development, we may record net cash losses for at least the next few years as we continue to make significant investments in research and product and market development activities necessary to commercialize our products, combined with increased investments in working capital as we grow our business. Our actual funding requirements will vary based on the factors noted above, our relationships with our lead customers and strategic partners, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product opportunities, our success in managing our working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.

Our financial strategy is to manage our cash resources with strong fiscal discipline, focus on markets with high product and service revenue growth potential, license technology in cases where it is advantageous to us, and access available government funding for research and development projects. Our current financing principle is to maintain cash balances sufficient to fund at least six quarters of forecasted cash used by operating activities at all times.

2012 BUSINESS OUTLOOK

As a result of the increase in our year-end 12-month order book to $45.3 million, the continued improvements in our financial results over the past two years combined with signs of increasing overall market momentum, we have a strong outlook for 2012, with expectations for:

  Revenue of approximately $100 million; and

  Adjusted EBITDA of approximately breakeven.

Consistent with the past couple of years, we expect a majority of our 2012 revenue to be realized in the second half of the year. Our business revenue outlook for 2012 is based on our internal revenue forecast which reflects an assessment of overall business conditions and takes into account actual sales in the first two months of 2012, sales orders received for units and services to be delivered in 2012, and an estimate with respect to the generation of new sales in each of our markets. Our 2012 business revenue outlook is also supported by our 12-month order book of $45.3 million at December 31, 2011 ($35.0 million at December 31, 2010). The primary risk factor that could cause us to miss our target revenue guidance for 2012 are delays from forecast in terms of closing and shipping expected sales orders, primarily in our Brazilian and European bus markets and in our backup power markets.

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The key drivers for this expected improvement in Adjusted EBITDA for 2012 are expected increases in gross margins driven primarily by aggressive product cost reduction efforts combined with the above noted overall increase in expected revenues and a shift in product mix to higher margin fuel cell buses, supported by continued operating expense optimization and a resulting reduction in Cash Operating Costs (see Supplemental Non-GAAP Measures section) from 2011. Consistent with the expectation that a majority of our 2012 revenue will fall in the last half of the year, Adjusted EBITDA is expected to be materially improved in the last half of 2012, as compared to the first half of 2012. Our Adjusted EBITDA outlook for 2012 is based on our internal Adjusted EBITDA forecast and takes into account our forecasted gross margin related to the above revenue forecast, the costs of our current and forecasted Cash Operating Costs, and assumes an average U.S. dollar exchange rate of 1.00 in relation to the Canadian dollar. The primary risk factor that could cause us to miss our target Adjusted EBITDA outlook for 2012 are lower than expected gross margins due to (i) lower revenues from forecast due to unexpected delays in terms of closing and shipping expected sales orders; (ii) shifts in product sales mix negatively impacting projected gross margin as a percentage of revenues; or (iii) delays in the timing of our projected product cost reductions. In addition, Adjusted EBITDA could also be negatively impacted by increases in Cash Operating Costs as a result of (i) increased product development costs due to unexpected delays in new product introductions or by lower than anticipated government cost recoveries; or (ii) negative foreign exchange impacts as a result of a higher than expected Canadian dollar. A 1% increase in the Canadian dollar, relative to the U.S. dollar, negatively impacts Adjusted EBITDA and Cash Operating Costs by approximately $0.4 million to $0.5 million.

Similar to prior years and consistent with our revenue and Adjusted EBITDA performance expectations for the year and the resulting impacts on gross margin and working capital, we expect cash used in operating activities in 2012 to be materially higher in the first and second quarters of 2012, as compared to the third and fourth quarters of 2012. Cash used in operating activities in the first two quarters of 2012 is expected to be negatively impacted by the buildup of inventory to support higher product shipments in the third and fourth quarters, the payment of accrued 2011 annual employee bonuses, and by the timing of revenues and the related customer collections which are also skewed towards the last half of the year.

Finally, we will continue our focus on maintaining a strong liquidity position. We ended 2011 with cash, cash equivalents and short-term investments of $46.2 million (or $41.6 million net of Operating Facility draws of $4.6 million). We believe that with continued focus on improving gross margin performance, managing our Cash Operating Costs and our working capital requirements, we have sufficient liquidity to reach profitability without the need for additional public market financing. However, we may choose to access additional capital under circumstances advantageous to the Company.

OFF-BALANCE SHEET ARRANGEMENTS & CONTRACTUAL OBLIGATIONS

Periodically, we use forward foreign exchange and forward platinum purchase contracts to manage our exposure to currency rate fluctuations and platinum price fluctuations. We record these contracts at their fair value as either assets or liabilities on our balance sheet. Any changes in fair value are either (i) recorded in our statement of comprehensive income if formally designated and qualified under hedge accounting criteria; or (ii) recorded in our statement of operations if either not designated, or not qualified, under hedge accounting criteria.

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At December 31, 2011, we had outstanding foreign exchange currency contracts (qualified under hedge accounting criteria) to purchase a total of Canadian $7.0 million at an average rate of $1.02 Canadian per $1.00 United States, resulting in an unrealized gain of $0.1 million recorded in other comprehensive income. In addition, we had outstanding platinum forward purchase contracts (not qualified under hedge accounting criteria) to purchase 1,750 troy ounces of platinum at an average rate of $1,550 per troy ounce, resulting in an unrealized loss of $0.3 million recorded in cost of product and service revenues.

At December 31, 2010, we did not have any other material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

We have committed to make future capital contributions of $0.1 million in Chrysalix, in which we have a limited partnership interest.

At December 31, 2011 we had the following contractual obligations and commercial commitments:

(Expressed in thousands of U.S. dollars)		Payments due by period,
Contractual Obligations	Total	Less than	1-3 years	3-5 years	After 5
		one year			years
Operating leases	$23,570	$2,465	$4,987	$5,379	$10,739
Capital leases	21,875	1,882	4,161	3,569	12,263
Asset retirement obligations	6,144	-	-	-	6,144
Total contractual obligations	$51,589	$4,347	$9,148	$8,948	$29,146

In addition to the contractual purchase obligations above, we have outstanding commitments $0.9 million related primarily to purchases of capital assets as at December 31, 2011. Capital expenditures pertain to our regular operations and are expected to be funded through cash on hand.

The Arrangement with Superior Plus includes an indemnification agreement dated December 31, 2008 (the "Indemnity Agreement"), which sets out the parties’ continuing obligations to the other. The Indemnity Agreement has two basic elements: it provides for the indemnification by each of the parties to the other for breaches of representations and warranties or covenants as well as, in our case, any liability relating to our business which is suffered by Superior Plus. Our indemnity to Superior Plus with respect to our representation relating to the existence of our tax pools immediately prior to the completion of the Arrangement is limited to an aggregate of $7.4 million (Canadian $7.4 million) with a threshold amount of $0.5 million (Canadian $0.5 million) before there is an obligation to make a payment. Second, the Indemnity Agreement provides for adjustments to be paid by us, or to us, depending on the final determination of the amount of our Canadian non-capital losses, scientific research and development expenditures and investment tax credits generated to December 31, 2008, to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement was executed. At December 31, 2011, we have not accrued any amount owing, or receivable, as a result of the Indemnity Agreement.

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RELATED PARTY TRANSACTIONS

Related parties include shareholders with a significant ownership interest in us, together with their subsidiaries and affiliates, our key management personnel, and our minority interest partners in Dantherm Power. Revenues and costs recognized from such transactions reflect the prices and terms of sale and purchase transactions with related parties, which are in accordance with normal trade practices at fair value. Related party transactions and balances are as follows:

(Expressed in thousands of U.S. dollars)	Years Ended December 31,
Transactions with related parties	2011	2010
Revenues	$-	$134
Purchases	744	1,301
Key management personnel compensation	5,384	6,103

(Expressed in thousands of U.S. dollars)	As at December 31,
Balances with related parties	2011	2010
Accounts payable and accrued liabilities	$260	$517
Convertible debenture payable	$1,592	$-

OUTSTANDING SHARE DATA

As at February 21, 2012
Common share outstanding		84,550,524
Options outstanding		7,594,801

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Effective January 1, 2011 Canadian publicly listed entities are required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information in accordance with IFRS, the effective transition date is January 1, 2010. The year ended December 31, 2011 is our first reporting period under IFRS.

Our consolidated financial statements for the year ended December 31, 2011 are our first annual financial statements that comply with IFRS. As 2011 is our first year of reporting under IFRS, IFRS 1 First-time Adoption of IFRS is applicable. In accordance with IFRS 1, we have applied IFRS retrospectively as of January 1, 2010, for comparative purposes as if IFRS had always been in effect, subject to certain mandatory exceptions and optional exemptions applicable to us, discussed below.

Senior management and the Audit Committee have approved the Company’s IFRS accounting policies which were initially presented in our unaudited interim consolidated condensed financial statements for the three months ended March 31, 2011. Our final IFRS accounting policies are detailed in note 3 to our annual consolidated financial statements. Our final IFRS accounting policies include a change in accounting policy (see below) from what was initially disclosed in our first quarter of 2011 MD&A relating to a change in how we will account for employee future benefit expenses.

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TRANSITIONAL ELECTIONS (under IFRS 1 First Time Adoption)

The following summary provides details of the opening statement of financial position transitional provisions which were adopted effective January 1, 2010.

  Share Based Payments: IFRS 2, Share Based Payment: As allowed, we did not restate share-based payment balances in relation to fully vested awards of share-based payments prior to January 1, 2010.

  Property, plant and equipment (“PP&E”): No transitional elections were taken. The Company has elected to retain assets at historical cost upon transition rather than taking the allowed election to recognize assets at fair value.

  Business Combinations: The Company did not retrospectively restate any business combinations; IFRS 3 has been applied prospectively to acquisitions after January 1, 2010.

  Cumulative Translation Adjustments: All cumulative translation adjustments and associated gains and losses have been “reset” to zero as at the date of transition, with all historic amounts transferred from accumulated other comprehensive loss to retained earnings.

  Employee Future Benefits (additional Transitional Election from those disclosed in our first quarter of 2011 MD&A): We elected to apply the optional election in IFRS 1 and recognized all cumulative unrecognized actuarial gains and losses through retained earnings as at the date of transition.

IFRS OPENING STATEMENT OF FINANCIAL POSITION

Note 27 to our consolidated financial statements summarize the quantitative impact on the consolidated statement of financial position of our transition to IFRS at January 1, 2010.

ADDITIONAL IMPACTS ON OUR IFRS 2010 FINANCIAL STATEMENTS

In addition to the above noted impacts on our consolidated statement of financial position at January 1, 2010, the following matters have impacted our 2010 consolidated financial statements as a result of our conversion to IFRS:

  Accelerated recognition of sale and leaseback gains: Under former Canadian GAAP, sale and leaseback gains were deferred and amortized over the term of the lease when the leaseback was classified as an operating lease. Under IFRS, such gains may be recognized upfront if the sale and leaseback transaction results in an operating lease, and is undertaken at fair value. As the land component of our March 2010 sale and leaseback of our head office building met this criteria, the unamortized portion of the deferred gain under former Canadian GAAP of $3.3 million attributed to the land leaseback has been fully recognized in our net income for the year ended December 31, 2010 under IFRS.

  Foreign Currency Translation of Subsidiary (Dantherm Power): Under IFRS, the functional currency of the subsidiary determines the translation methodology. As Dantherm Power’s functional currency has been assessed as the Danish Kroner under IFRS, Dantherm Power is consolidated under IFRS using the current rate method.
  Under former Canadian GAAP, Dantherm Power was translated using the temporal method.

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  Actuarial gains and losses on Employee Future Benefit Plans (additional impact from those disclosed in our first quarter of 2011 MD&A): Under IFRS, actuarial gains and losses arising from defined benefit plans and post-retirement benefit plans may be recorded immediately in either net income or other comprehensive income. Under former Canadian GAAP, our accounting policy was to recognize actuarial gains and losses in net income. On adoption of IFRS, we have elected to recognize actuarial gains and losses in other comprehensive income. As a result, net actuarial gains expensed under former Canadian GAAP in Finance and Other Income of $0.1 million for the year ended December 31, 2010 has been reclassified to other comprehensive income under IFRS.

IFRS ACCOUNTING POLICY IMPACTS

In addition to the transitional and other impacts described above, there are several accounting policy selections that have impacted the Company on a go-forward basis. This is not an exhaustive list, but it provides an indication of the main accounting policy choices which applied to the Company under IFRS effective January 1, 2011, with comparatives presented for 2010:

  Share-based payments: All share-based payments are valued at fair value under IFRS using an option pricing model. The Company has selected the Black Scholes option pricing model. This is consistent with the Company’s historic accounting policy under former Canadian GAAP. However, under IFRS, the valuation of stock options and restricted share unit (“RSU”) awards requires individual “tranche based” valuations for those option and RSU plans with graded vesting, while former Canadian GAAP allows a single valuation for all tranches. Therefore, under IFRS each installment of option and RSU award will be treated as a separate option or RSU grant, and the fair value of each installment will be amortized over each installment’s vesting period instead of recognizing the entire award on a straight-line basis over the term of the grant. The impact of this change on net income for the periods presented has not been significant.

  Property, Plant and Equipment (“PP&E”): Under IFRS, PP&E may be accounted for using either a cost or revaluation model. We have elected to use the cost model under IFRS for all classes of property, plant and equipment. As this is consistent with our historic accounting policy under former Canadian GAAP, this election has not impacted our PP&E balances.

  Impairment of Assets: If there is an indication that an asset may be impaired, an impairment test must be performed. Under former Canadian GAAP, this is a two-step impairment test in which (i) undiscounted future cash flows are compared to the carrying value; and (ii) if those undiscounted cash flows are less than the carrying value, the asset is written down to fair value. Under IFRS, an entity is required to assess, at the end of each reporting period, whether there is any indication that an asset may be impaired. If indicators of impairment exist, the entity shall estimate the recoverable amount of the asset by performing a one-step impairment test, which requires a comparison of the carrying value of the asset to the higher of (i) value in use; and (ii) fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state. Fair value less costs to sell, is defined as the estimated price that would be received on the sale of the asset in an orderly transaction between market participants, calculated at the measurement date. In addition, IFRS requires PP&E, goodwill and intangibles to be assessed for impairment at the cash-generating unit (“CGU”) level, rather than the reporting unit level considered by former Canadian GAAP.

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As a result of this difference, in principle, impairment write downs may be more likely under IFRS than are currently identified and recorded under former Canadian GAAP. The extent of any new write downs, however, may be partially offset by the requirement under IAS 36 Impairment of Assets, to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced. Canadian GAAP prohibits reversal of impairment losses. We have concluded that the adoption of these standards has not resulted in a change to the carrying value of our PP&E, Goodwill and Intangible Assets on transition to IFRS being January 1, 2010.

  Business Combinations: Under IFRS, we account for all business combinations from January 1, 2010 onwards in accordance with IFRS 3 Business Combinations. Given that we adopted former Canadian CICA Handbook Section 1582 as of January 1, 2010 which is substantially converged with IFRS 3, we do not have any GAAP difference relating to the acquisition of Dantherm Power.

  Provisions: Under former Canadian GAAP, a provision is required to be recorded in the financial statements when required payment is considered “likely’ and can be reasonably estimated. The threshold for recognition of provisions under IFRS is lower than that under former Canadian GAAP as provisions must be recognized if required payment is “probable”. Therefore, in principle, it is possible that there may be some provisions which would meet the recognition criteria under IFRS that were not recognized under former Canadian GAAP. Other differences between IFRS and former Canadian GAAP exist in relation to the measurement of provisions, such as the methodology for determining the best estimate where there is a range of equally possible outcomes (IFRS uses the mid-point of the range, whereas Canadian GAAP use the low end of the range), and the requirement under IFRS for provisions to be discounted where material. We have reviewed our positions and have concluded that there is no adjustment to our financial statements on transition to IFRS arising from the application of IFRS provisions recognition and measurement guidance.

  Functional Presentation: Under IFRS, operating expenses must be presented on either a functional or nature of expenditure basis. Under former Canadian GAAP, operating expenses could be presented using a mix of both function and nature of expenditure basis. We have elected to use the functional classification basis for the presentation of operating expenses. As a result, depreciation and amortization expense, restructuring expense, and acquisition costs, which were individually presented in the Statement of Operations under former Canadian GAAP, have been reallocated to research and product development, sales and marketing, and general and administrative expense under IFRS.

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  Employee Future Benefits (additional accounting policy impact from those disclosed in our first quarter of 2011 MD&A): Under IFRS, actuarial gains and losses arising from defined benefit plans and post-retirement benefit plans may be recorded in either net income or other comprehensive income. Under former Canadian GAAP, our accounting policy was to recognize actuarial gains and losses in net income. On adoption of IFRS, we have elected to recognize actuarial gains and losses in other comprehensive income. The effect of actuarial gains and losses arising from defined benefit plans and post-retirement benefit plans will no longer affect net income under our IFRS accounting policy choice. The effects of actuarial gains and losses will instead be recognized immediately in equity, rather than being recognized immediately in net income.

IFRS OTHER IMPACTS

In addition to the above noted impacts to our financial statements and accounting policies, we have also reviewed the impact of our conversion to IFRS on our information technology and data systems, internal controls over financial reporting, business processes, contractual arrangements and compensation arrangements and have made the appropriate adjustments to transition from former Canadian GAAP to IFRS.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENT APPLIED

Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, which require us to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of revenues and expenses of the reporting period, as well as disclosures made in the accompanying notes to the financial statements. The estimates and associated assumptions are based on past experience and other factors that are considered relevant. Actual results could differ from these estimates. The following are our most critical accounting estimates, which are those that require management’s most challenging, subjective and complex judgments, requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. The application of these and other accounting policies are described more fully in note 3 to the annual consolidated financial statements.

REVENUE RECOGNITION

Revenues are generated primarily from product sales and services in our Fuel Cell Products, Contract Automotive and Material Products segments. Product revenues are derived primarily from standard equipment and material sales contracts and from long-term fixed price contracts. Service revenues are derived primarily from cost-plus reimbursable contracts. Engineering development revenues are derived primarily from long-term fixed price contracts.

On standard equipment and material sales contracts, revenues are recognized when (i) significant risks and rewards of ownership of the goods has been transferred to the buyer; (ii) we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (iii) the amount of revenue can be measured reliably; (iv) it is probable that the economic benefits associated with the sale will accrue to us; and (v) the costs incurred, or to be incurred, in respect of the transaction can be measured reliably. Provisions are made at the time of sale for warranties. Revenue recognition for standard equipment and material sales contracts does not usually involve significant estimates.

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On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided. Revenue recognition for cost-plus reimbursable contracts does not usually involve significant estimates.

On long-term fixed price contracts, revenues are recorded on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

  The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

  The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of our attainment on achieving certain defined contractual milestones. Management’s judgment is required in determining the probability that the revenue will be received and in determining the measurement of that amount.

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with our assessment of the progress achieved against milestones or that our estimates of the work required to complete a contract may change. The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

During the three months and year ended December 31, 2011 and 2010, there were no material adjustments to revenues relating to revenue recognized in a prior period.

ASSET IMPAIRMENT

The carrying amounts of our non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. Cash-generating units to which goodwill has been allocated reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period. These changes may result in future impairments. For example, our revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in our value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if our market capitalization decreased due to a decline in the trading price of our common stock, which could negatively impact the fair value of our operating segments.

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An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

We perform the annual review of goodwill as at December 31 of each year, more often if events or changes in circumstances indicate that it might be impaired. Under IFRS, the annual review of goodwill requires a comparison of the carrying value of the asset to the higher of (i) value in use; and (ii) fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state. As of December 31, 2011, of our consolidated goodwill balance of $48.1 million, we had allocated $46.3 million to our core Fuel Cell Products segment, and $1.8 million to our Material Products segment. Based on the impairment test performed as at December 31, 2011, we have concluded that no goodwill impairment charge was required on any of our segments for the year ended December 31, 2011. Details of our goodwill impairment tests are as follows:

  One of the methods used to assess the recoverable amount of the goodwill in our core Fuel Cells Products segment is a fair value, less costs to sale, test. Our fair value test is in effect a modified market capitalization assessment, whereby we calculate the fair value of the Fuel Cell Products segment by first calculating the value of the Company at December 31, 2011 based on the average closing share price in the month of December, add a reasonable estimated control premium of 25% to 30% to determine the Company’s enterprise value on a controlling basis, and then deduct the fair value of our Materials Product and Contract Automotive segments from this enterprise value, to arrive at the fair value of the Fuel Cell Products segment. As a result of this assessment, we have determined that the fair value of the Fuel Cell Products segment (with goodwill of $46.3 million) exceeds its carrying value by approximately 15% to 20% as of December 31, 2011.

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  In addition to this fair value test, we also performed a value in use test on our Fuel Cell Products segment that compared the carrying value of the segment to the present value of future cash flows expected to be derived from the segment. The principal factors used in this discounted cash flow analysis requiring judgment are the projected results of operations, the discount rate based on the weighted average cost of capital (“WACC”), and terminal value assumptions for each reporting unit. Our value in use test was based on a WACC of 17.5% to 20%; an average estimated compound annual growth rate of approximately 40% from 2011 to 2016; and a terminal year EBITDA multiplied by a terminal value multiplier of 4.0. Our value in use assessment resulted in a significantly higher value than as determined under the fair value, less costs to sell, assessment.

  The fair value of our Material Products segment (with goodwill of $1.8 million), determined using an estimated market value as a multiple of revenues, is substantially in excess of its carrying value as of December 31, 2011.

As a result of our quarterly review of the carrying amounts of our non-financial assets (other than inventories) to determine whether there is any indication of impairment, we recorded an impairment charge of $1.7 million for the three months and year ended December 31, 2011 related to a write-down of manufacturing equipment.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions. During the three months and year ended December 31, 2011, we recorded provisions to accrued warranty liabilities of $1.0 million and $1.9 million, respectively, for new product sales, compared to $0.8 million and $2.4 million, respectively, for the three months and year ended December 31, 2010.

We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three months and year ended December 31, 2011 were adjusted downwards by a net amount of $0.5 million and $1.7 million, respectively, compared to a net adjustment downwards of $1.5 million and $1.6 million, respectively for the three months and year ended December 31, 2010. The adjustments to reduce accrued warranty liabilities were primarily due to contractual expirations, reductions in estimated costs to repair, and improved lifetimes and reliability of our fuel cell products.

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INVENTORY PROVISION

In determining the lower of cost and net realizable value of our inventory and establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market pricing or demand for our products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than cost. We perform regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required. During the three months and year ended December 31, 2011, inventory provisions (recoveries) of $0.3 million and $0.6 million, respectively, were recorded as a charge to cost of product and service revenues, compared to ($0.2) million and $0.5 million, respectively, for the three months and year ended December 31, 2010.

EMPLOYEE FUTURE BENEFITS

The present value of our defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions. During the years ended December 31, 2011 and 2010, actuarial gains (losses) of ($2.9) million and $0.1 million, respectively, were recognized in other comprehensive income (loss) as a result of differences between expected and actual expense.

INCOME TAXES

We use the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net deferred tax asset or liability are included in income.

Deferred tax assets and liabilities are measured using enacted, or substantially enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Deferred income tax assets are reviewed at each reporting period and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. As of December 31, 2011 and 2010, we have not recorded any deferred income tax assets on our consolidated statement of financial position.

FUTURE IFRS ACCOUNTING STANDARDS

The following is an overview of accounting standard changes that we will be required to adopt in future years. Except as otherwise noted below for IFRS 9, IAS 32 and amendments to IFRS 7, the standards are effective for our annual periods beginning on or after January 1, 2013, with earlier application permitted. We do not expect to adopt any of these standards before their effective dates. We continue to evaluate the impact of these standards on our consolidated statement of operations and financial position.

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IFRS 9 – FINANCIAL INSTRUMENTS

IFRS 9 introduces new requirements for the classification and measurement of financial assets. IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value. Specifically, financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other financial assets including equity investments are measured at their fair values at the end of subsequent accounting periods.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income. IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

IFRS 10 – CONSOLIDATION

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 – JOINT ARRANGEMENTS

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers.

IFRS 12 – DISCLOSURE OF INTERESTS IN OTHER ENTITIES

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 – FAIR VALUE MEASUREMENT

Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements. IFRS 13 is a more comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement.

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AMENDMENTS TO IAS 19 – EMPLOYEE BENEFITS

The amendments to IAS 19 make significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to enhance the disclosures for all employee benefits. Actuarial gains and losses are renamed ‘remeasurements’ and will be recognized immediately in other comprehensive income (“OCI”). Remeasurements recognized in OCI will not be recycled through profit or loss in subsequent periods. The amendments also accelerate the recognition of past service costs whereby they are recognized in the period of a plan amendment. The annual expense for a funded benefit plan will be computed based on the application of the discount rate to the net defined benefit asset or liability. The amendments to IAS 19 will also impact the presentation of pension expense as benefit cost will be split between (i) the cost of benefits accrued in the current period (service cost) and benefit changes (past-service cost, settlements and curtailments); and (ii) finance expense or income.

A number of other amendments have been made to recognition, measurement and classification, including those re-defining short-term and other long-term benefits guidance on the treatment of taxes related to benefit plans, guidance on risk/cost sharing factors and expanded disclosures.

Our current accounting policy for employee benefits for the presentation of pension expense and the immediate recognition of actuarial gains and losses in OCI is consistent with the requirements in the new standard, however, additional disclosures and the computation of annual expense based on the application of the discount rate to the net defined benefit asset or liability will be required in relation to the revised standard.

AMENDMENTS TO IAS 1 – FINANCIAL STATEMENT PRESENTATION

The amendments to IAS 1 require entities to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. Items that will not be recycled, such as remeasurements resulting from the amendments to IAS 19, will be presented separately from items that may be recycled in the future, such as deferred gains and losses on cash flow hedges. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately.

AMENDMENTS TO OTHER STANDARDS

In addition, there have been amendments to existing standards, including IFRS 7 Financial Instruments: Disclosure, IAS 27, Separate Financial Statements, IAS 28, Investments in Associates and Joint Ventures, and IAS 32, Financial Instruments: Presentation. IFRS 7 amendments require disclosure about the effects of offsetting financial assets and financial liabilities and related arrangements on an entity’s financial position. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13. IAS 32 addresses inconsistencies when applying the offsetting requirements, and is effective for annual periods beginning on or after January 1, 2014.

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SUPPLEMENTAL NON-GAAP MEASURES

In addition to providing measures prepared in accordance with GAAP, we present certain supplemental non-GAAP measures. These measures are Cash Operating Costs, EBITDA and Adjusted EBITDA, and Normalized Net Loss. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP.

Cash Operating Costs

This supplemental non-GAAP measure is provided to assist readers in determining our operating costs on a cash basis. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe Cash Operating Costs is frequently used by securities analysts and investors when comparing our results with those of other companies. Cash Operating Costs differs from the most comparable GAAP measure, operating expenses, primarily because it does not include stock-based compensation expense, depreciation and amortization, restructuring charges and acquisition costs.

The following table shows a reconciliation of operating expenses to Cash Operating Costs for the three months and years ended December 31, 2011 and 2010:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Cash Operating Costs	2011	2010	$ Change
Operating Expense	$9,481	$14,647	$(5,166)
Stock-based compensation (expense)	257	(1,114)	1,371
recovery
Acquisition costs	-	(175)	175
Restructuring charges	(79)	-	(79)
Depreciation and amortization	(1,033)	(3,703)	2,670
Cash Operating Costs	$8,626	$9,655	$(1,029)

(Expressed in thousands of U.S. dollars)	Years ended December 31,
Cash Operating Costs	2011	2010	$ Change
Operating Expense	$47,468	$52,639	$(5,171)
Stock-based compensation expense	(2,646)	(3,579)	933
Acquisition costs	-	(243)	243
Restructuring charges	(1,356)	(285)	(1,071)
Depreciation and amortization	(4,164)	(6,454)	2,290
Cash Operating Costs	$39,302	$42,078	$(2,776)

Adjusted EBITDA

These supplemental non-GAAP measures are provided to assist readers in determining our operating performance and ability to generate operating cash flow. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe EBITDA and Adjusted EBITDA are frequently used by securities analysts and investors when comparing our results with those of other companies. EBITDA differs from the most comparable GAAP measure, net income attributable to Ballard, primarily because it does not include finance (or interest) expense, income tax expense or recovery, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, asset impairment charges, finance and other income, and acquisition costs.

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The following table shows a reconciliation of net income attributable to Ballard to EBITDA and Adjusted EBITDA for the three months and years ended December 31, 2011 and 2010:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
EBITDA and Adjusted EBITDA	2011	2010	$ Change
Net loss attributable to Ballard	$(7,289)	$(8,998)	$1,709
Depreciation and amortization	1,490	4,323	(2,833)
Finance expense	455	309	146
Income taxes	164	-	164
EBITDA attributable to Ballard	$(5,180)	$(4,366)	$(814)
Stock-based compensation	(257)	1,114	(1,371)
Acquisition costs	-	175	(175)
Finance and other (income) loss	(78)	(561)	483
Impairment loss on property, plant and	1,727	-	1,727
equipment
Loss on sale of assets and property, plant	23	50	(27)
and equipment
Adjusted EBITDA	$(3,765)	$(3,588)	$(177)

(Expressed in thousands of U.S. dollars)	Years ended December 31,
EBITDA and Adjusted EBITDA	2011	2010	$ Change
Net loss attributable to Ballard	$(33,420)	$(31,532)	$(1,888)
Depreciation and amortization	5,906	8,615	(2,709)
Finance expense	1,392	861	531
Income taxes	383	3	380
EBITDA attributable to Ballard	$(25,739)	$(22,053)	$(3,686)
Stock-based compensation	2,646	3,579	(933)
Acquisition costs	-	243	(243)
Investment and other (income) loss	(195)	104	(299)
Impairment loss on property, plant and	1,727	-	1,727
equipment
Gain on sale of property, plant and	(734)	(4)	(730)
equipment
Gain on sale of assets	-	(8,032)	8,032
Adjusted EBITDA	$(22,295)	$(26,163)	$3,868

Normalized Net Loss

This supplemental non-GAAP measure is provided to assist readers in determining our financial performance. We believe this measure is useful in assessing our actual performance by adjusting our actual results for one-time transactional gains and losses and impairment losses. Normalized Net Loss differs from the most comparable GAAP measure, net income (loss) attributable to Ballard, primarily because it does not include transactional gains and losses and asset impairment charges.

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The following table shows a reconciliation of net income (loss) attributable to Ballard to Normalized Net Loss for the three months and years ended December 31, 2011 and 2010.

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Normalized Net Loss	2011	2010	$ Change
Net loss attributable to Ballard	$(7,289)	$(8,998)	$1,709
Impairment loss on property, plant and	1,727	-	1,727
equipment
Normalized Net Loss	$(5,562)	$(8,998)	$3,436
Normalized Net Loss per share	$(0.07)	$(0.11)	$0.04

(Expressed in thousands of U.S. dollars)	Years ended December 31,
Normalized Net Loss	2011	2010	$ Change
Net loss attributable to Ballard	$(33,420)	$(31,532)	$(1,888)
Impairment loss on property, plant and	1,727	-	1,727
equipment
Gain on sale of assets	-	(8,032)	8,032
Normalized Net Loss	$(31,693)	$(39,564)	$7,871
Normalized Net Loss per share	$(0.37)	$(0.47)	$0.10

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosures.

As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and the CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a–15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (“Exchange Act”). The CEO and CFO have concluded that as of December 31, 2011, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified therein, and accumulated and reported to management to allow timely discussions regarding required disclosure.

Internal control over financial reporting

The CEO and CFO, together with other members of management, are responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. Internal control over financial reporting is designed under our supervision, and effected by the Company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

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There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Management, including the CEO and CFO, have evaluated the effectiveness of internal control over financial reporting, as defined in Rules 13a–15(f) of the Exchange Act, in relation to criteria described in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, Management has determined that internal control over financial reporting was effective as of December 31, 2011.

KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of our internal control over financial reporting as of December 31, 2011.

Changes in internal control over financial reporting

During the year ended December 31, 2011, there were no material changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Our design of disclosure controls and procedures and internal controls over financial reporting includes controls, policies and procedures covering Dantherm Power.

RISKS & UNCERTAINTIES

An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form. The risks and uncertainties described below and in our Annual Information Form are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results (which are summarized below), please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov).

Our business entails risks and uncertainties that affect our outlook and eventual results of our business and commercialization plans. The primary risks relate to meeting our product development and commercialization milestones, which require that our products exhibit the functionality, cost, durability and performance required in a commercial product and that we have sufficient access to capital to fund these activities. To be commercially useful, most of our products must be integrated into products manufactured by system integrators or OEMs. There is no guarantee that system integrators or OEMs will provide products that use our products as components. There is also a risk that mass markets for certain of our products may never develop, or that market acceptance might take longer to develop than anticipated.

A summary of our identified risks and uncertainties are as follows:

  We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all;

  We expect our cash reserves will be reduced due to future operating losses and working capital requirements, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary;

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  A mass market for our products may never develop or may take longer to develop than we anticipate;

  We may not be able to successfully execute our business plan;

  We have limited experience manufacturing fuel cell products on a commercial basis;

  Global economic conditions are beyond our control and may have an adverse impact on our business or on our key suppliers and / or customers;

  Potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan;

  We could be adversely affected by risks associated with acquisitions;

  We are subject to risks inherent in international operations;

  Exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability;

  Commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability;

  We are dependent upon Original Equipment Manufacturers and Systems Integrators to purchase certain of our products;

  We are dependent on third party suppliers for the supply of key materials and components for our products;

  We currently face and will continue to face significant competition;

  We could lose or fail to attract the personnel necessary to run our business;

  Public Policy and regulatory changes could hurt the market for our products;

  We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our future growth and success;

  We could be liable for environmental damages resulting from our research, development or manufacturing operations; and

  Our products use flammable fuels, which could subject our business to product liability claims.

FORWARD-LOOKING STATEMENTS DISCLAIMER

This document contains forward-looking statements that are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. Such statements include, but are not limited to, statements with respect to our objectives, goals and outlook including our estimated revenue and gross margins, cash flow from operations, Cash Operating Costs, EBITDA and Adjusted EBITDA (see Non-GAAP Measures) contained in our “Business Outlook”, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict.

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In particular, these forward-looking statements are based on certain factors and assumptions disclosed in our “Outlook” as well as specific assumptions relating to our expectations with respect to the generation of new sales, producing, delivering and selling the expected product volumes at the expected prices, and controlling our costs. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding product development efforts, manufacturing capacity, product pricing, market demand, and the availability and prices of raw materials, labour and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: the condition of the global economy; the rate of mass adoption of our products; changes in product pricing; changes in our customers' requirements, the competitive environment and related market conditions; product development delays; changes in the availability or price of raw materials, labour and supplies; our ability to attract and retain business partners, suppliers, employees and customers; changing environmental regulations; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements; our ability to protect our intellectual property; the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; and the general assumption that none of the risks identified in the Risks and Uncertainties section of this report or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard's forward-looking statements.

The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis. Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Management Discussion and Analysis, including the occurrence of unanticipated events.

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Consolidated Financial Statements (Expressed in U.S. dollars) BALLARD POWER SYSTEMS INC. Years ended December 31, 2011, and 2010

MANAGEMENT’S REPORT

Management’s Responsibility for the Financial Statements and
Report on Internal Control over Financial Reporting

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. Management has assessed the effectiveness of the Corporation’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2011. In addition, management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed. Some of the assets and liabilities include amounts, which are based on estimates and judgments, as their final determination is dependent on future events.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which consists of four directors who are independent and not involved in the daily operations of the Corporation. The Audit Committee meets on a regular basis with management and the external and internal auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee is responsible for appointing the external auditors (subject to shareholder approval), and reviewing and approving all financial disclosure contained in our public documents and related party transactions.

The external auditors, KPMG LLP, have audited the financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of the internal controls over financial reporting as of December 31, 2011. The external auditors have full access to management and the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“JOHN SHERIDAN”	“TONY GUGLIELMIN”

JOHN SHERIDAN	TONY GUGLIELMIN
President and	Vice President and
Chief Executive Officer	Chief Financial Officer
February 22, 2012	February 22, 2012

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ballard Power Systems Inc.

We have audited the accompanying consolidated statements of financial position of Ballard Power Systems Inc. as at December 31, 2011, December 31, 2010 and January 1, 2010 and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2011, December 31, 2010 and January 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 22, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants
Vancouver, Canada
February 22, 2012

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ballard Power Systems Inc.

We have audited Ballard Power Systems Inc’s (“the Company”) internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the section entitled “Management’s Report on Disclosure Controls and Procedures and Internal Controls over Financial Reporting” under the heading “Internal control over financial reporting” included in Management Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

February 22, 2012

We also have audited, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of December 31, 2011, December 31, 2010 and January 1, 2010, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and our report dated February 22, 2012 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants
Vancouver, Canada
February 22, 2012

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Financial Position
(Expressed in thousands of U.S. dollars)

		December 31,	December 31,	January 1,
	Note	2011	2010	2010
Assets

Current assets:
Cash and cash equivalents		$20,316	$51,937	$43,299
Short-term investments		25,878	22,508	38,932
Trade and other receivables	6	17,164	11,614	12,903
Inventories	7	13,614	12,382	9,168
Prepaid expenses and other current assets		934	957	2,114
Total current assets		77,906	99,398	106,416

Property, plant and equipment	8	35,085	36,945	39,517
Intangible assets	9	2,249	2,975	824
Goodwill	10	48,106	48,106	48,106
Investments	11	635	673	632
Long-term trade receivables	6	1,126	1,596	-
Other long-term assets		183	334	50
Total assets		$165,290	$190,027	$195,545

Liabilities

Current liabilities:
Bank operating line	12	$4,587	$-	$-
Trade and other payables	13	22,834	21,885	16,509
Deferred revenue		3,560	2,506	1,607
Provisions	14	9,573	10,019	11,625
Finance lease liability	12 & 15	978	681	316
Total current liabilities		41,532	35,091	30,057

Finance lease liability	12 & 15	13,749	13,354	1,739
Deferred gain		5,653	5,947	-
Provisions	14	4,733	3,102	2,848
Convertible debenture	16	1,592	-	-
Employee future benefits	17	5,686	2,950	3,311
Total liabilities		72,945	60,444	37,955

Equity:
Share capital	18	837,686	836,245	835,565
Treasury shares	18	(515)	(670)	(207)
Contributed surplus	18	289,219	289,444	285,814
Accumulated deficit		(1,031,279)	(995,023)	(963,582)
Foreign currency reserve		209	-	-
Total equity attributable to equity holders		95,320	129,996	157,590
Dantherm Power A/S non-controlling interests		(2,975)	(413)	-
Total equity		92,345	129,583	157,590
Total liabilities and equity		$165,290	$190,027	$195,545

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ed Kilroy”	“Ian Bourne”
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Comprehensive Loss
For the year ended December 31
(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Note	2011	2010
Revenues:
Product and service revenues		$76,009	$65,019
Cost of product and service revenues		62,124	54,887
Gross margin		13,885	10,132

Operating expenses:
Research and product development		25,480	28,749
General and administrative		12,500	14,777
Sales and marketing		9,488	9,113
Total operating expenses		47,468	52,639

Results from operating activities		(33,583)	(42,507)
Finance income (loss) and other	26	195	(104)
Finance expense	26	(1,392)	(861)
Net finance expense		(1,197)	(965)
Gain on sale of property, plant and equipment	8	734	4
Gain on sale of assets		-	8,032
Impairment loss on property, plant and equipment	8	(1,727)	-
Loss before income taxes		(35,773)	(35,436)
Income tax expense	22	(383)	(3)
Net loss		(36,156)	(35,439)
Foreign currency translation differences		363	-
Defined benefit plan actuarial gains (losses)	17	(2,905)	112
Net gain on hedge of forward contracts		20	-
Comprehensive loss		$(38,678)	$(35,327)

Net loss attributable to:
Ballard Power Systems Inc.		$(33,420)	$(31,532)
Dantherm Power A/S non-controlling interest		(2,736)	(3,907)
Net loss		$(36,156)	$(35,439)

Comprehensive loss attributable to:
Ballard Power Systems Inc.		$(36,116)	$(31,420)
Dantherm Power A/S non-controlling interest		(2,562)	(3,907)
Comprehensive loss		$(38,678)	$(35,327)

Basic and diluted loss per share attributable to		$(0.40)	$(0.37)
Ballard Power Systems Inc.
Weighted average number of common shares outstanding		84,440,970	84,102,315

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Changes in Equity
(Expressed in thousands of U.S. dollars except per share amounts and number of shares)

							Dantherm
	Ballard Power Systems Inc. Equity						Power A/S
						Foreign	Non-
	Number of	Share	Treasury	Contributed	Accumulated	currency	controlling	Total
	shares	capital	shares	surplus	deficit	reserve	interests	equity
Balance, January 1, 2010	83,973,988	$835,565	$(207)	$285,814	$(963,582)	$-	$-	$157,590
Acquisition of Dantherm Power A/S	-	-	-	-	-	-	3,543	3,543
Power A/S
Additional investment in Dantherm	-	-	-	915	-	-	(49)	866
Power A/S
Net loss	-	-	-	-	(31,532)	-	(3,907)	(35,439)
Defined benefit plan actuarial gain	-	-	-	-	112	-	-	112
Non-dilutive financing	-	-	-	(22)	-	-	-	(22)
Purchase of treasury shares	-	-	(559)	-	-	-	-	(559)
RSUs and DSUs redeemed	101,986	542	96	(800)	(21)	-	-	(183)
Options exercised	72,491	138	-	(47)	-	-	-	91
Share distribution plan	-	-	-	3,584	-	-	-	3,584
Balance, December 31, 2010	84,148,465	836,245	(670)	289,444	(995,023)	-	(413)	129,583
Net loss	-	-	-	-	(33,420)	-	(2,736)	(36,156)
Foreign currency translation for	-	-	-	-	-	189	174	363
foreign operations
Defined benefit plan actuarial loss	-	-	-	-	(2,905)	-	-	(2,905)
Net gain on hedge of forward contracts	-	-	-	-	-	20	-	20
Non-dilutive financing	-	-	-	(60)	-	-	-	(60)
Purchase of treasury shares	-	-	(327)	-	-	-	-	(327)
RSUs redeemed	376,225	1,393	482	(2,769)	69	-	-	(825)
Options exercised	25,834	48	-	(8)	-	-	-	40
Share distribution plan	-	-	-	2,612	-	-	-	2,612
Balance, December 31, 2011	84,550,524	$837,686	$(515)	$289,219	$(1,031,279)	$209	$(2,975)	$92,345

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Cash Flows
For the year ended December 31
(Expressed in thousands of U.S. dollars)

	Note	2011	2010
Cash provided by (used for):

Operating activities:
Net loss for the year		$(36,156)	$(35,439)
Adjustments for:
Compensatory shares		2,646	3,579
Employee future benefits		(172)	(246)
Depreciation and amortization		5,906	8,615
Gain (loss) on sale of property, plant and equipment	8	(734)	16
Gain on sale of assets		-	(7,921)
Impairment loss on property, plant and equipment		1,727	-
Unrealized loss/(gain) on forward contracts		285	(1,404)
		(26,498)	(32,800)
Changes in non-cash working capital:
Trade and other receivables		(4,317)	(65)
Inventories		(1,293)	(2,350)
Prepaid expenses and other current assets		42	1,276
Trade and other payables		(1,691)	2,915
Deferred revenue		1,052	965
Accrued warranty liabilities		(516)	747
		(6,723)	3,488
Cash used by operating activities		(33,221)	(29,312)

Investing activities:

Net decrease (increase) in short-term investments		(3,370)	17,738
Additions to property, plant and equipment		(4,107)	(3,453)
Net proceeds on sale of property, plant and equipment and other		3,666	20,012
Net proceeds on monetization of other long-term assets		-	3,355
Net investments in associated companies	11	36	(33)
Other investment activities		-	(152)
Business acquisition including cash acquired		-	877
		(3,775)	38,344
Financing activities:
Non-dilutive financing		(60)	(22)
Purchase of treasury shares		(327)	(559)
Payment of finance lease liabilities		(830)	(770)
Net proceeds from bank operating line	12	4,587	-
Net proceeds on issuance of share capital		40	91
Proceeds on issuance of convertible debenture from	16	1,718	-
Dantherm Power A/S non-controlling interests
Contribution from Dantherm Power A/S non-controlling interests		-	866
		5,128	(394)

Effect of exchange rate fluctuations on cash and cash equivalents held		247	-

Increase (decrease) in cash and cash equivalents		(31,621)	8,638
Cash and cash equivalents, beginning of period		51,937	43,299
Cash and cash equivalents, end of period		$20,316	$51,937

Supplemental disclosure of cash flow information (note 24).
See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Reporting entity:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on motive power (material handling and buses) and stationary power (back-up power and distributed generation) markets; and engineering services for a variety of fuel cell applications. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The Corporation’s technology is based on proton exchange membrane (“PEM”) fuel cells.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The consolidated financial statements of the Corporation as at and for the year ended December 31, 2011 comprise the Corporation and its subsidiaries (note 3(a)).

2.	Basis of preparation:

(a)	Statement of compliance:

These consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These are the Corporation’s first consolidated annual financial statements prepared in accordance with IFRS, and IFRS 1 First-Time Adoption of International Financial Reporting Standards, has been applied.

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Corporation is provided in note 27.

The consolidated financial statements were authorized for issue by the Board of Directors on February 22, 2012.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

  Financial instruments classified as fair value through profit or loss and available-for-sale are measured at fair value;

  Derivative financial instruments are measured at fair value; and

  Employee future benefit plan assets are measured at fair value, determined directly by reference to quoted market prices.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

2.	Basis of preparation (cont’d):

(c)	Functional and presentation currency:

These consolidated financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.

(d)	Use of estimates and judgments:

The preparation of the consolidated financial statements in conformity with IFRS requires the Corporation’s management to make judgments, estimates and assumptions that affect the amounts reported in these consolidated financial statements and notes. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring management to make estimates include revenue recognition, product warranty provision, the net realizable value of inventory, recoverability of intangibles and goodwill, and employee future benefits. These estimates and judgments are further discussed in note 4.

3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening IFRS statement of financial position at January 1, 2010 for the purposes of the transition to IFRS, unless otherwise indicated.

(a)	Basis of consolidation: The consolidated financial statements include the accounts of the Corporation and its principal subsidiaries as follows:

	Percentage ownership
			January 1,
	2011	2010	2010
Ballard Material Products Inc.	100%	100%	100%
Ballard Power Corporation	100%	100%	100%
Dantherm Power A/S	52%	45% - 52%	-

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(a)	Basis of consolidation (cont’d):

Subsidiaries are entities over which the Corporation exercises control, where control is defined as the power to govern financial and operating policies, generally owning greater than 50% of the voting rights. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions are eliminated in the consolidated financial statements.

The Corporation acquired a 45% interest in Dantherm Power A/S on January 18, 2010. In August 2010, the Corporation acquired an additional 7% interest in Dantherm Power A/S. As the Corporation obtained control over Dantherm Power A/S as of the date of acquisition of the 45% interest, Dantherm Power A/S has been consolidated since January 18, 2010.

Acquisitions of non-controlling interest are accounted as transactions with equity holders in their capacity as equity holders; therefore no goodwill is recognized as a result of such transactions.

(b)	Foreign currency:

(i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Corporation and its subsidiaries at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in earnings. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of the transaction.

(ii) Foreign operations

The assets and liabilities of foreign operations are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to presentation currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(c)	Financial instruments:

(i) Financial assets

The Corporation initially recognizes loans and receivables and deposits on the date that they are originated and all other financial assets on the trade date at which the Corporation becomes a party to the contractual provisions of the instrument. The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers substantially all the risks and rewards of ownership of the financial asset.

Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss if they are held for trading or if the Corporation manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Corporation’s documented risk management or investment strategy. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in net loss.

The Corporation’s short-term investments, consisting of highly liquid interest bearing securities with maturities at the date of purchase between three months and three years, are classified as held for trading.

The Corporation also periodically enters into platinum futures and foreign exchange forward contracts to limit its exposure to platinum price and foreign currency rate fluctuations. These derivatives are recognized initially at fair value and are recorded as either assets or liabilities based on their fair value. Subsequent to initial recognition, these derivatives are measured at fair value and changes to their value are recorded through net loss, unless these financial instruments are designated as hedges (note 3 (c)(iv)).

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value and subsequently at amortized cost using the effective interest method, less any impairment losses. Loans and receivables are comprised of the Corporation’s trade and other receivables.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(c)	Financial instruments (cont’d):

	(i)	Financial assets (cont’d)

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with maturities at the date of purchase of three months or less.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories. The Corporation’s investment in Chrysalix Energy Limited Partnership (“Chrysalix”) is classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences, are recognized in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Determination of fair value

The fair value of financial assets at fair value through profit or loss and available-for-sale are determined by reference to their quoted closing bid price at the reporting date if they are traded in an active market. For derivative instruments (foreign exchange forward contracts, platinum futures contracts), fair value is estimated by Management based on their listed market price or broker quotes that include adjustments to take account of the credit risk of the Corporation and the counterparty when appropriate. The fair value of loans and receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

	(ii)	Financial liabilities

Financial liabilities comprise the Corporation’s trade and other payables. The financial liabilities are initially recognized on the date they are originated and are derecognized when the contractual obligations are discharged or cancelled or expire. These financial liabilities are recognized initially at fair value and subsequently are measured at amortized costs using the effective interest method, when materially different from the initial amount. Fair value is determined based on the present value of future cash flows, discounted at the market rate of interest.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(c)	Financial instruments (cont’d):

	(iii)	Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue of shares and share options are recognized as a deduction from equity. When share capital is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from equity. When treasury shares are subsequently reissued, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to or from retained earnings.

	(iv)	Derivative financial instruments, including hedge accounting

The Corporation holds derivative financial instruments to hedge its foreign currency risk exposures that are designated as the hedging instrument in a hedge relationship.

On initial designation of the hedge, the Corporation formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

The Corporation makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(c)	Financial instruments (cont’d):

(iv) Derivative financial instruments, including hedge accounting (cont’d)

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity remains there until the forecast transaction affects profit or loss.

If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

Other non-trading derivatives

When a derivative financial instrument is not held for trading, and is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in profit or loss.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(d)	Inventories:

Inventories are recorded at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes materials, labor and appropriate share of production overhead based on normal operating capacity. Costs of materials are determined on an average per unit basis.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. In establishing any impairment of inventory, management estimates the likelihood that inventory carrying values will be affected by changes in market demand, technology and design, which would impair the value of inventory on hand.

(e)	Property, plant and equipment:

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials, costs directly attributable to bringing the assets to a working condition for their intended use, and the costs of dismantling and removing items and restoring the site on which they are located.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components).

Property, plant and equipment are depreciated from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and ready for use, using the straight-line method less its residual value over the estimated useful lives of the assets as follows:

Building	20 years
Building under finance lease	15 years
Computer equipment	3 to 7 years
Furniture and fixtures	5 to 14 years
Furniture and fixtures under finance lease	5 years
Leasehold improvements	The shorter of initial term of the respective lease and
estimated useful life
Production and test equipment	4 to 15 years
Production and test equipment under finance lease	5 years

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(e)	Property, plant and equipment (cont’d):

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Gains and losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within other income in profit or loss.

(f)	Leases:

Leases where the Corporation assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Other leases are operating leases and not recognized in the statement of financial position.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Payments made under operating leases are recognized in income on a straight-line basis over the term of the lease. Lease incentives received are recognized as a reduction to the lease expense over the term of the lease.

(g)	Goodwill and intangible assets:

Goodwill is recognized as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the fair value of the net identifiable assets acquired and liabilities assumed, as of the acquisition date. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses.

Goodwill acquired in a business combination is allocated to groups of cash generating units that are expected to benefit from the synergies of the combination.

Intangible assets consist of fuel cell technology acquired from third parties and are recorded at cost less accumulated amortization and impairment losses. Intangible assets less their residual values are amortized over their estimated useful lives of 5 years using the straight-line method from the date that they are available for use. Amortization methods, useful lives and residual values are reviewed annually and adjusted if appropriate.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(g)	Goodwill and intangible assets (cont’d):

Costs incurred in establishing and maintaining patents and license agreements are expensed in the period incurred.

Research costs are expensed as they are incurred. Product development costs are expensed as incurred except when they meet specific criteria for capitalization. Development activities involve a plan or design for the production of new or substantially improved products and processes. Development costs are capitalized only if costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Corporation intends to and has sufficient resources to complete development to use or sell the asset. Capitalized development costs are measured at cost less accumulated amortization and accumulated impairment losses. Capitalized development costs, if any, are amortized when commercial production begins, using the straight-line method over a period of 5 years.

(h)	Impairment:

(i) Financial assets

Financial assets not carried at fair value through profit or loss are assessed for impairment at each reporting date by determining whether there is objective evidence that indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Impairment losses on available-for-sale investment securities are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in accumulated other comprehensive loss in equity, to net loss. The cumulative loss that is removed from other comprehensive income and recognized in net loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value less any impairment loss previously recognized in net loss. If subsequently the fair value of an impaired available-for-sale security increases, then the impairment loss is reversed, with the amount of the reversal recognized in net loss. However, any subsequent recovery in the fair value of an impaired available for sale equity security is recognized in other comprehensive income.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(h)	Impairment (cont’d):

(ii) Non-financial assets

The carrying amounts of the Corporation’s non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is defined as the estimated price that would be received on the sale of the asset in an orderly transaction between market participants at the measurement date. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. Cash-generating units to which goodwill has been allocated reflects the lowest level at which goodwill is monitored for internal reporting purposes.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(i)	Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability. The unwinding of the discount is recognized as a finance cost.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(i)	Provisions (cont’d):

Warranty provision

A provision for warranty costs is recorded on product sales at the time the sale is recognized. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.

Decommissioning liabilities

Legal obligations to retire tangible long-lived assets are recorded at fair value at acquisition with a corresponding increase in asset value. These include assets leased under operating leases. The liability is accreted over the life of the asset to fair value and the increase in asset value is depreciated over the remaining useful life of the asset.

(j)	Revenue recognition:

The Corporation generates revenues primarily from product sales and services. Product revenues are derived primarily from standard equipment and material sales contracts and from long-term fixed price contracts. Service revenues are derived primarily from cost-plus reimbursable contracts

On standard equipment and material sales contracts, revenues are recognized when (i) significant risks and rewards of ownership of the goods has been transferred to the buyer; (ii) the Corporation retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (iii) the amount of revenue can be measured reliably; (iv) it is probable that the economic benefits associated with the sale will accrue to the Corporation; and (v) the costs incurred, or to be incurred, in respect of the transaction can be measured reliably. Provisions are made at the time of sale for warranties.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided.

On long-term fixed price service contracts, revenues are recognized on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(j)	Revenue recognition (cont’d):

The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

Deferred revenue represents cash received from customers in excess of revenue recognized on uncompleted contracts.

(k)	Finance income and costs:

Finance income comprises of interest income on funds invested, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in income, using the effective interest method.

Finance costs comprise interest expense on capital leases, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets.

Foreign currency gains and losses are reported on a net basis.

(l)	Income taxes:

The Corporation follows the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net deferred tax asset or liability are included in income.

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3.	Significant accounting policies (cont’d):

(m)	Employee benefits:

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Corporation’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Corporation’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method.

When the calculation results in a benefit to the Corporation, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Corporation. An economic benefit is available to the Corporation if it is realizable during the life of the plan, or on settlement of the plan liabilities.

As a result of the curtailment of the pension plan in 2009, there is no current service cost associated with the plan.

The Corporation recognizes all actuarial gains and losses arising from defined benefit plans immediately in other comprehensive income, and reports them in retained earnings.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Significant accounting policies (cont’d):

(m)	Employee benefits (cont’d):

Other long-term employee benefits

The Corporation’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Corporation’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in other comprehensive income or loss in the period in which they arise.

Termination benefits

Termination benefits are recognized as an expense when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Significant accounting policies (cont’d):

(n)	Share-based compensation plans:

The Corporation uses the fair-value based method of accounting for share-based compensation for all awards of shares and share options granted. The resulting compensation expense, based on the fair value of the awards granted, excluding the impact of any non-market service and performance vesting conditions, is charged to income over the period that the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus. Fair values of share options are calculated using the Black-Scholes valuation method as of the grant date and adjusted for estimated forfeitures. For awards with graded vesting, the fair value of each tranche is calculated separately and recognized over its respective vesting period. Non-market vesting conditions are considered in making assumptions about the number of awards that are expected to vest. At each reporting date, the Corporation reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revision in the income statement with a corresponding adjustment to contributed surplus.

The Corporation issues shares and share options under its share-based compensation plans as described in note 18. Any consideration paid by employees on exercise of share options or purchase of shares, together with the amount initially recorded in contributed surplus, is credited to share capital.

(o)	Earnings (loss) per share:

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period, adjusted for treasury shares. Diluted earnings per share is calculated using the treasury stock method.

Under the treasury stock method, the dilution is calculated based upon the number of common shares issued should deferred share units (“DSUs”), restricted share units (“RSUs”), and “in the money” options, if any, be exercised. When the effects of outstanding stock-based compensation arrangements would be anti-dilutive, diluted loss per share is not calculated.

(p)	Government assistance and investment tax credits:

Government assistance and investment tax credits are recorded as either a reduction of the cost of the applicable assets, or credited against the related expense incurred in the statement of comprehensive loss, as determined by the terms and conditions of the agreements under which the assistance is provided to the Corporation or the nature of the expenditures which gave rise to the credits. Government assistance and investment tax credit receivables are recorded when their receipt is reasonably assured.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

3. Significant accounting policies (cont’d):

(q)	Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation’s other components. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets, head office expenses, and income tax assets and liabilities.

4. Critical accounting estimates and judgments:

The preparation of the consolidated financial statements requires the Corporation’s management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results may differ from those estimates.

Estimates and judgments are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances. The estimates and assumptions critical to the determination of carrying value of assets and liabilities are discussed below:

(a)	Revenue:

Revenues under certain contracts for product and engineering development services, provide for receipt of payment based on achieving defined milestones or on the performance of work under product development programs. Revenues are recognized under these contracts based on management’s estimate of progress achieved against these milestones or on the proportionate performance method of accounting. Changes in management’s estimated costs to complete a contract may result in an adjustment to previously recognized revenues.

(b)	Warranty Provision:

In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4. Critical accounting estimates and judgments (cont’d):

(c)	Inventory:

In determining the lower of cost and net realizable value of inventory and in establishing the appropriate impairment amount for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have an impact on the value of inventory on hand, appropriate adjustments are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

(d)	Goodwill:

The values associated with goodwill involve significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, asset lives and determination of cash generating units. At least annually, the carrying value of goodwill is reviewed for potential impairment. Among other things, this review considers the fair value of the cash-generating units based on discounted estimated future cash flows. These significant estimates require considerable judgment, which could affect the Corporation’s future results if the current estimates of future performance and fair values change.

(e)	Employee future benefits:

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

5. Recent accounting pronouncements:

The following is an overview of accounting standard changes that the Corporation will be required to adopt in future years. Except as otherwise noted below for IFRS 9, IAS 32 and amendments to IFRS 7, the standards are effective for the annual periods beginning on or after January 1, 2013, with earlier application permitted. The Corporation does not expect to adopt any of these standards before their effective dates. The Corporation continues to evaluate the impacts of these standards on its financial statements.

(a)	IFRS 9 – Financial Instruments:

IFRS 9 introduces new requirements for the classification and measurement of financial assets. IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value. Specifically, financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other financial assets including equity investments are measured at their fair values at the end of subsequent accounting periods.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39 Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income. IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

(b)	IFRS 10 – Consolidated Financial Statements:

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

(c)	IFRS 11 – Joint Arrangements:

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures, and SIC-13 Jointly Controlled Entities – Non-monetary Contributions by Venturers.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

(d)	IFRS 12 – Disclosure of Interests in Other Entities:

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles, and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

(e)	(e) IFRS 13 – Fair Value Measurement:

Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements. IFRS 13 is a more comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement.

(f)	(f) Amendments to IAS 19 – Employee Benefits:

The amendments to IAS 19 make significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to enhance the disclosures for all employee benefits. Actuarial gains and losses are renamed “remeasurements” and will be recognized immediately in other comprehensive income (“OCI”). Remeasurements recognized in OCI will not be recycled through profit or loss in subsequent periods. The amendments also accelerate the recognition of past service costs whereby they are recognized in the period of a plan amendment. The annual expense for a funded benefit plan will be computed based on the application of the discount rate to the net defined benefit asset or liability. The amendments to IAS 19 will also impact the presentation of pension expense as benefit cost will be split between (i) the cost of benefits accrued in the current period (service cost) and benefit changes (past-service cost, settlements and curtailments); and (ii) finance expense or income.

A number of other amendments have been made to recognition, measurement and classification, including those re-defining short-term and other long-term benefits guidance on the treatment of taxes related to benefit plans, guidance on risk/cost sharing factors and expanded disclosures.

The Corporation’s current accounting policy for employee benefits for the presentation of pension expense and the immediate recognition of actuarial gains and losses in OCI is consistent with the requirements in the new standard, however, additional disclosures and the computation of annual expense based on the application of the discount rate to the net defined benefit asset or liability will be required in relation to the revised standard.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

5. Recent accounting pronouncements (cont’d):

(g)	Amendments to IAS 1 – Financial Statement Presentation:

The amendments to IAS 1 require entities to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. Items that will not be recycled, such as remeasurements resulting from the amendments to IAS 19, will be presented separately from items that may be recycled in the future, such as deferred gains and losses on cash flow hedges. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately.

(h)	Amendments to other standards:

In addition, there have been amendments to existing standards, including IFRS 7 Financial Instruments: Disclosure, IAS 27 Separate Financial Statements, IAS 28 Investments in Associates and Joint Ventures, and IAS 32 Financial Instruments: Presentation. IFRS 7 amendments require disclosure about the effects of offsetting financial assets and financial liabilities and related arrangements on an entity’s financial position. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to 13. IAS 32 addresses inconsistencies when applying the offsetting requirements, and is effective for annual periods beginning on or after January 1, 2014.

6. Trade and other receivables:

	December 31,	December 31,	January 1,
	2011	2010	2010
Trade receivables	$16,343	$12,584	$12,847
Other	1,947	626	56
	18,290	13,210	12,903
Less: Non-current trade receivables	(1,126)	(1,596)	-
	$17,164	$11,614	$12,903

7. Inventories:

	December 31,	December 31,	January 1,
	2011	2010	2010
Raw materials and consumables	$8,353	$6,962	$5,928
Work-in-progress	1,820	2,951	2,018
Finished goods	3,441	2,469	1,222
	$13,614	$12,382	$9,168

In 2011, changes in raw materials and consumables, finished goods and work-in-progress recognized as cost of product and service revenues amounted to $37,227,000 (2010 - $33,522,000).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

7. Inventories (cont’d):

In 2011, the write-down of inventories to net realizable value amounted to $486,000 (2010 - $604,000). There were no reversals of previously recorded write-downs in 2011 or 2010. Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending on the nature of inventory.

8. Property, plant and equipment:

	Balance at			Balance at
	December			December
Cost	31, 2010	Additions	Disposals	31, 2011
Land	$1,220	$-	$-	$1,220
Building	3,666	-	-	3,666
Building under finance lease	12,180	-	-	12,180
Computer equipment	6,339	403	(319)	6,423
Furniture and fixtures	741	93	-	834
Furniture and fixtures under finance lease	-	317	-	317
Leasehold improvements	7,518	2,568	-	10,086
Production and test equipment	45,382	2,785	(3,076)	45,091
Production and test equipment under finance lease	2,078	1,589	-	3,667

Total	$79,124	$7,755	$(3,395)	$83,484

	Balance at				Balance at
	December		Impairment		December
Depreciation and impairment loss	31, 2010	Depreciation	loss	Disposals	31, 2011
Land	$-	$-	$-	$-	$-
Building	2,044	155	-	-	2,199
Building under finance lease	652	836	-	-	1,488
Computer equipment	5,347	345	-	(16)	5,676
Furniture and fixtures	682	106	-	-	788
Furniture and fixtures under finance lease	-	37	-	-	37
Leasehold improvements	4,442	521	-	-	4,963
Production and test equipment	28,889	3,292	1,727	(1,102)	32,806
Production and test equipment under finance	123	319	-	-	442
lease

Total	$42,179	$5,611	$1,727	$(1,118)	$48,399

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

8. Property, plant and equipment (cont’d):

		Acquisitions			Asset
	Balance at	through			de-recognition	Balance at
	January 1,	business	Other		and	December
Cost	2010	combination	additions	Disposals	reclassification	31, 2010
Land	$4,803	$-	$-	$(3,583)	$-	$1,220
Building	13,596	-	-	(10,357)	427	3,666
Building under finance lease	-	-	12,180	-	-	12,180
Computer equipment	11,421	113	366	-	(5,561)	6,339
Furniture and fixtures	4,692	58	48	(479)	(3,578)	741
Leasehold improvements	9,201	376	78	(1,745)	(392)	7,518
Production and test equipment	67,651	136	3,163	(662)	(24,906)	45,382
Production and test equipment	2,078	-	-	-	-	2,078
under finance lease

Total	$113,442	$683	$15,835	$(16,826)	$(34,010)	$79,124

		Acquisitions			Asset
	Balance at	through			de-recognition	Balance at
Depreciation and	January 1,	business			and	December
impairment loss	2010	combination	Depreciation	Disposals	reclassification	31, 2010
Land	$-	$-	$-	$-	$-	$-
Building	5,661	-	216	(3,979)	146	2,044
Building under finance lease	-	-	652	-	-	652
Computer equipment	10,319	47	905	-	(5,924)	5,347
Furniture and fixtures	4,629	20	30	(378)	(3,619)	682
Leasehold improvements	5,824	60	578	(626)	(1,394)	4,442
Production and test equipment	47,492	20	3,946	(517)	(22,052)	28,889
Production and test equipment	-	-	123	-	-	123
under finance lease

Total	$73,925	$147	$6,450	$(5,500)	$(32,843)	$42,179

	Balance at	Balance at	Balance at
	December 31,	December 31,	January 1,
Carrying amounts	2011	2010	2010
Land	$1,220	$1,220	$4,803
Building	1,467	1,622	7,935
Building under finance lease	10,692	11,528	-
Computer equipment	747	992	1,102
Furniture and fixtures	46	59	63
Furniture and fixtures under finance lease	280	-	-
Leasehold improvements	5,123	3,076	3,377
Production and test equipment	12,285	16,493	20,159
Production and test equipment under finance lease	3,225	1,955	2,078

Total	$35,085	$36,945	$39,517

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

8. Property, plant and equipment (cont’d):

Leased assets

The Corporation leases certain assets under finance lease agreements including the Corporation’s head office building in Burnaby, British Columbia and certain production and test equipment.

In June 2011, the Corporation completed a sale and leaseback agreement whereby the Corporation sold certain property, plant and equipment in return for gross cash proceeds of $1,922,000. The Corporation then leased the assets back for a term of 5 years. On the closing of the transaction, the Corporation recorded a deferred gain of $150,000, which is recognized to income on a straight-line basis over the term of the 5-year lease. The lease transaction qualifies as a finance lease (note 15). As a result, on the closing of the transaction, the Corporation recorded assets under finance lease and a corresponding obligation under finance lease of $1,906,000.

Disposals

In March 2011, the Corporation completed a sub-lease agreement with Mercedes-Benz Canada Inc. (“MBC”) for the rental of 21,000 square feet of surplus production space in the Corporation’s specialized fuel cell manufacturing facility. As part of the sub-lease agreement, certain production and test equipment with a net book value of $471,000 were sold to MBC in advance of the sub-lease for cash proceeds of $1,639,000. At December 31, 2011, selling costs of $479,000 were incurred to-date and estimated additional costs of $25,000 were accrued against the disposition. As a result, a total gain on sale of assets of $663,000 was recognized from the transaction. The remaining $71,000 gain on sale of property, plant and equipment recognized during the year relates to other miscellaneous asset dispositions.

Impairment loss

During the year ended December 31, 2011, impairment losses of $1,727,000 (2010 - $nil) were recognized with respect to obsolescence of production and test equipment. No impairment losses were reversed in 2011 or 2010.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

9. Intangible assets:

Fuel cell technology		Accumulated	Net carrying
Balance	Cost	amortization	amount
At January 1, 2010	$40,567	$39,743	$824
Acquisition through business combination	2,876	-	2,876
Amortization	-	725	(725)
At December 31, 2010	43,443	40,468	2,975
Amortization	-	726	(726)
At December 31, 2011	$43,443	$41,194	$2,249

During 2010, the Corporation acquired $2,876,000 in fuel cell technology as part of the acquisition of Dantherm Power A/S.

Amortization and impairment losses of fuel cell technology and development costs are allocated to research and product development expense. There were no impairment losses recorded in 2011 and 2010.

10. Goodwill:

For the purpose of impairment testing, goodwill is allocated to the Corporation’s cash-generating units which represent the lowest level within the Corporation at which the goodwill is monitored for internal management purposes, which is not higher than the Corporation’s operating segments (note 25).

The aggregate carrying amount of goodwill allocated to each cash-generating unit is as follows:

	December 31,	December 31,	January 1,
	2011	2010	2010
Fuel cell products	$46,291	$46,291	$46,291
Contract automotive	-	-	-
Material products	1,815	1,815	1,815
	$48,106	$48,106	$48,106

The impairment testing for the above cash-generating units requires a comparison of the carrying value of the asset to the higher of (i) value in use; and (ii) fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state.

The Corporation’s fair value test is in effect a modified market capitalization assessment, whereby the fair value of the Fuel Cell Products segment is calculated by first calculating the value of the Corporation at December 31, 2011 based on the average closing share price in the month of December, adding a reasonable estimated control premium of 25% to 30% to determine the Corporation’s enterprise value on a controlling basis, and deducting the fair value of the Materials Product and Contract Automotive segments from this enterprise value, arriving at the fair value of the Fuel Cell Products segment.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

10.	Goodwill (cont’d):

Based on the fair value test, the Corporation has determined that the fair value of the Fuel Cell Products segment exceeds it carrying value by approximately 15% to 20% as of December 31, 2011. The fair value of the Material Products segment, determined using an estimated market value as a multiple of revenues, is substantially in excess of its carrying value of December 31, 2011.

In addition to the fair value test, the Corporation also performed a value in use test on the Fuel Cell Products segment, comparing the carrying value of the segment to the present value of future cash flows expected to be derived from the segment. The principal factors used in the discounted cash flow analysis requiring judgment are the projected results of operations, the discount rate based on the weighted average cost of capital (“WACC”), and terminal value assumptions for each reporting unit. The Corporation’s value in use test was based on a WACC of 17.5% to 20%; an average estimated compound annual growth rate of approximately 40% from 2011 to 2016; and a terminal year earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiplied by a terminal value multiplier of 4.0. The value in use assessment resulted in a significantly higher value than as determined under the fair value, less costs to sell, assessment.

As the recoverable amount of each cash-generating unit was determined to be greater than its carrying amount, no impairment loss was recorded.

11.	Investments:

Investments are comprised of the following:

	December 31, 2011		December 31, 2010		January 1, 2010
		Percentage		Percentage		Percentage
	Amount	ownership	Amount	ownership	Amount	ownership
Chrysalix Energy Limited Partnership	$627	15.0%	$663	15.0%	$632	15.0%
Other	8		10		-
	$635		$673		$632

Chrysalix Energy Limited Partnership (“Chrysalix”) is accounted for as an available-for-sale financial asset and recorded at fair value.

During 2011, the Corporation made additional capital contributions of $103,000 (2010 - $67,000) in Chrysalix, which was offset by cash distributions received from Chrysalix of $139,000 (2010 - $36,000).

The Corporation maintains a 19.9% interest in AFCC Automotive Fuel Cell Cooperation Corp. (“AFCC”), which is accounted for as an available-for-sale financial asset and recorded at fair value of $1. The Corporation has no obligation to fund any of AFCC’s operating expenses.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12.	Bank facilities:

In June 2011, the Corporation entered into a demand revolving facility (“Bank Operating Line”) in which an operating line of credit of up to CDN $10,000,000 was made available to be drawn upon by the Corporation. The Bank Operating Line is utilized to assist in financing the day-to-day operating activities and short-term working capital requirements of the business. Outstanding amounts are charged interest at the bank’s prime rate minus 0.50% per annum and are repayable on demand by the bank. During 2011, the Corporation was advanced $14,265,000 under the bank operating line of which $9,678,000 was repaid during the year. At December 31, 2011, $4,587,000 was outstanding on the Bank Operating Line.

The Corporation also has a CDN $3,323,000 capital leasing facility (“Leasing Facility”) which can be utilized to finance the acquisition and lease of operating equipment (notes 8 & 15). Interest is charged on outstanding amounts at the bank’s prime rate per annum and is repayable on demand by the bank.

Both the Bank Operating Line and Leasing Facility are secured by a hypothecation of the Corporation’s cash, cash equivalents and short-term investments.

13.	Trade and other payables:

	December 31,	December 31,	January 1,
	2011	2010	2010
Trade accounts payable	$10,195	$8,453	$6,670
Compensation payable	6,615	9,159	5,235
Other liabilities	5,568	3,919	2,861
Taxes payable	456	354	302
Accrued monetization costs	-	-	1,441
	$22,834	$21,885	$16,509

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

14.	Provisions:

			Warranty	Decommissioning
Balance	Legal	Restructuring	provision	liabilities	Total
At January 1, 2010	$1,675	$2,137	$7,813	$2,848	$14,473
Assumed through business	-	-	10	-	10
combination
Provisions made during the year	52	305	2,410	84	2,851
Provisions used during the year	(401)	(2,380)	(614)	-	(3,395)
Provisions reversed during the	(38)	(10)	(1,504)	-	(1,552)
year
Effect of movements in	83	26	455	170	734
exchange rates
At December 31, 2010	$1,371	$78	$8,570	$3,102	$13,121
Provisions made during the year	50	1,356	2,097	1,706	5,209
Provisions used during the year	(897)	(401)	(716)	-	(2,014)
Provisions reversed during the	-	-	(1,721)	-	(1,721)
year
Effect of movements in	(4)	(29)	(181)	(75)	(289)
exchange rates
At December 31, 2011	$520	$1,004	$8,049	$4,733	$14,306

Current	$520	$1,004	$8,049	$-	$9,573
Non-current	-	-	-	4,733	4,733
	$520	$1,004	$8,049	$4,733	$14,306

Restructuring

The restructuring provision of $2,137,000 as at January 1, 2010, relates to the remaining restructuring and related charges from the organizational restructuring and the elimination of 117 positions in 2009. In 2010, the Corporation completed an organizational restructuring at Dantherm Power A/S resulting in restructuring and related charges of $285,000 primarily for severance expense on elimination of 8 positions. In 2011, a leadership restructuring, which reduced the number of executive officers at both the Corporation and at Dantherm Power A/S resulted in the recognition of $1,356,000 of restructuring charges. The estimated restructuring costs primarily include employee termination benefits and are expected to be finalized and paid in 2012. Restructuring charges are recognized in general and administrative expenses.

Warranty provision

During the year the warranty provision decreased by $521,000. A portion of the provision, $1,721,000, was reversed during the year due primarily to contractual expirations, reductions in estimated costs to repair, and improved lifetimes, and reliability of the Corporation’s fuel cell products. Warranty expenditures during the year of $716,000 also decreased the warranty provision.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

14.	Provisions (cont’d):

Decommissioning liabilities

Provisions for decommissioning liabilities have been recorded for the Corporation’s two leased locations, the head office building and manufacturing facility, and are related to site restoration obligations at the end of the lease terms. Due to the long-term nature of the liability, the most significant uncertainty in estimating the provision is the costs that will be incurred.

The Corporation has determined a range of reasonable possible outcomes of the total costs for the manufacturing facility. In determining the fair value of the decommissioning liabilities, the estimated future cash flows have been discounted at 3% per annum. The total undiscounted amount of the estimated cash flows required to settle this obligation is $3,912,000. The obligation will be settled at the end of the term of the operating lease, which extends to 2019. The provision has increased during the period due to accretion costs.

At December 31, 2011, the Corporation assessed that a fair value of $1,615,000 of decommissioning liabilities, discounted at 2% per annum was appropriate to record for the Corporation’s head office building. The total undiscounted amount of the estimated cash flows required to settle this obligation is $2,233,000. The obligation will be settled at the end of the lease term, which extends to 2025.

15.	Finance lease liability

The Corporation leases certain assets under finance lease agreements (note 8). The finance leases have imputed interest rates ranging between 2.25% to 7.35% per annum and expire between December 2014 and February 2025.

The future minimum lease payments for the Corporation’s finance leases are as follows:

Year ending December 31
2012	$1,882
2013	1,882
2014	2,279
2015	1,697
2016	1,872
Thereafter	12,266
Total minimum lease payments	21,878
Less imputed interest	(7,151)
Total finance lease liability	14,727
Current portion of finance lease liability	978
Non-current portion of finance lease liability	$13,749

At December 31, 2011, $3,113,000 was outstanding on the Leasing Facility which is included in the finance lease liability. The remaining $11,614,000 finance lease liability relates to the lease of the Corporation’s head office building.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16. Convertible debenture

The convertible debenture relates to financing to Dantherm Power A/S by the non-controlling partners and is redeemable at the option of Dantherm Power A/S subject to approval by all convertible debenture holders on or after January 1, 2013 including interest which is accrued at 12%. Prior to December 31, 2013 (the “Maturity Date”), the convertible debenture holders may elect to convert all or part of the debenture into shares of Dantherm Power A/S at a conversion price equal to DKK 3.40 per share. This conversion feature was determined to have a nominal value. The Maturity Date may be extended to December 31, 2014 with approval of the subscribers.

17. Employee future benefits:

	2011		2010
	Pension	Other	Pension	Other
	plan	benefit plan	plan	benefit plan
Plan assets	$8,223	$-	$8,360	$-
Plan obligations	(13,329)	(580)	(10,819)	(491)
Employee future benefit plans deficit	$(5,106)	$(580)	$(2,459)	$(491)

The Corporation maintains a defined benefit pension plan covering employees in the United States. The benefits under the pension plan are based on years of service and salary levels accrued as of December 31, 2009. In 2009, amendments were made to the defined benefit pension plan to freeze benefits accruing to employees at their respective years of service and salary levels obtained as of December 31, 2009. Certain employees in the United States are also eligible for post-retirement healthcare, life insurance and other benefits.

The Corporation accrues the present value of its obligations under employee future benefit plans and the related costs, net of the present value of plan assets.

The measurement date used to determine pension and other post-retirement benefit obligations and expense is December 31 of each year. The most recent actuarial valuation of the employee future benefit plans for funding purposes was as of January 1, 2011. The next actuarial valuation of the employee future benefit plans for funding purposes is expected to be as of January 1, 2012.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

17. Employee future benefits (cont’d):

The Corporation expects contributions of approximately $600,000 to be paid to its defined benefit plans in 2012. Information about the Corporation’s employee future benefit plans, in aggregate, is as follows:

Movement in the present value of the defined benefit plan obligations:

	2011		2010
	Pension	Other	Pension	Other
	Plan	benefit plan	plan	benefit plan
Defined benefit plan obligations at January 1	$10,819	$491	$9,800	$616
Current service cost	-	6	-	3
Interest cost	587	25	579	35
Benefits paid	(251)	(44)	(217)	(31)
Benefits payable	48	-	36	-
Actuarial (gains) losses in other comprehensive income	2,126	102	621	(132)
Defined benefit plan obligations at December 31	$13,329	$580	$10,819	$491

Movement in the present value of plan assets:

	2011		2010
	Pension	Other	Pension	Other
	plan	benefit plan	plan	benefit plan
Fair value of plan assets at January 1	$8,360	$-	$7,105	$-
Expected return on plan assets	582	-	502	-
Employer’s contributions	210	44	370	28
Benefits paid	(252)	(44)	(218)	(28)
Actuarial (losses) gains in other comprehensive income	(677)	-	601
Fair value of plan assets at December 31	$8,223	$-	$8,360	$-

Pension plan assets comprise:

	2011	2010
Cash and cash equivalents	3%	2%
Equity securities	70%	71%
Debt securities	27%	27%
Total	100%	100%

Expense recognized in net income:

	2011		2010
	Pension	Other	Pension	Other
	plan	benefit plan	plan	benefit plan
Current service cost	$-	$6	$-	$3
Interest on obligations	587	25	579	35
Expected (return) on plan assets	(582)	-	(502)	-
Benefits payable	48	-	36	-
Expense recognized in net income	53	31	113	38
Actuarial (gain) loss on plan assets and plan obligations
recognized in other comprehensive income	2,803	102	20	(132)
Total expense (income) recognized in net income and
other comprehensive income	$2,856	$133	$133	$(94)

The expense recognized in net income is recorded in Finance expense.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

17. Employee future benefits (cont’d):

Expense (income) recognized in other comprehensive income:

	2011		2010
	Pension	Other	Pension	Other
	plan	benefit plan	plan	benefit plan
Actuarial (gain) loss on defined benefit plan obligations	$2,126	$102	$621	$(132)
Expected return on plan assets	582	-	502	-
Actual (return) loss on plan assets	68	-	(1,137)	-
Plan expenses	27	-	34	-
Actuarial (gain) loss recognized in other comprehensive
income	$2,803	$102	$20	$(132)

Cumulative actuarial gains and losses recognized in other comprehensive income:

	2011		2010
	Pension	Other	Pension	Other
	plan	benefit plan	plan	benefit plan
Cumulative amount at January 1	$20	$(132)	$-	$-
Recognized during the period	2,803	102	20	(132)
Cumulative amount at December 31	$2,823	$(30)	$20	$(132)

The significant actuarial assumptions adopted in measuring the fair value of benefit obligations at December 31, 2011 and 2010 were as follows:

	2011		2010
	Pension	Other	Pension	Other
	plan	benefit plan	plan	benefit plan
Discount rate	4.3%	4.3%	5.5%	5.5%
Rate of compensation increase	n/a	n/a	n/a	n/a

The significant actuarial assumptions adopted in determining net expense for the years ended December 31, 2010 and 2009 were as follows:

	2011		2010
	Pension	Other	Pension	Other
	plan	benefit plan	plan	benefit plan
Discount rate	5.5%	5.5%	6.0%	6.0%
Expected return on plan assets	7.0%	7.0%	7.0%	n/a
Rate of compensation increase	n/a	n/a	n/a	n/a

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

17. Employee future benefits (cont’d):

The assumed health care cost trend rates applicable to the other benefit plans at December 31, 2010 and 2009 were as follows:

	2011	2010
Initial medical health care cost trend rate	8.0%	8.5%
Initial dental health care cost trend rate	5.0%	5.0%
Cost trend rate declines to medical and dental	5.0%	5.0%
Year that the medical rate reaches the rate it is assumed to remain at	2017	2017
Year that the dental rate reaches the rate it is assumed to remain at	2009	2009

A one-percentage-point change in assumed health care cost trend rates would not have a material impact on the Corporation’s financial statements.

18. Equity:

(a) Authorized and issued:

Unlimited number of common shares, voting, without par value.

Unlimited number of preferred shares, issuable in series.

At December 31, 2011, 84,550,524 (2010 – 84,148,465) common shares are issued and outstanding.

(b) Share option plan:

The Corporation has options outstanding under a consolidated share option plan. All directors, officers and employees of the Corporation, and its subsidiaries, are eligible to participate in the share option plans although as a matter of policy, options are currently not issued to directors. Option exercise prices are denominated in both Canadian and U.S. dollars, depending on the residency of the recipient. Canadian dollar denominated options have been converted to U.S. dollars using the year-end exchange rate for presentation purposes.

All options have a term of seven to ten years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised, at the beginning of each of the second, third and fourth years after granting.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18. Equity (cont’d):

(b) Share option plan (cont’d):

As at December 31, 2011, options outstanding from the consolidated share option plan was as follows:

	Options for	Weighted average
Balance	common shares	exercise price
At January 1, 2010	5,867,851	$19.18
Options granted	1,709,737	2.31
Options exercised	(72,491)	1.30
Options forfeited	(589,408)	9.48
Options expired	(233,100)	190.90
At December 31, 2010	6,682,589	10.84
Options granted	1,874,369	1.99
Options exercised	(25,834)	1.27
Options forfeited	(260,016)	7.62
Options expired	(655,139)	46.52
At December 31, 2011	7,615,969	$5.54

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2011:

Options outstanding				Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual life	exercise	Number	exercise
Range of exercise price	outstanding	(years)	price	exercisable	price
$1.01 – $1.92	1,794,152	4.9	$1.54	965,601	$1.56
$2.06 – $2.36	3,104,218	5.7	2.21	540,950	2.35
$3.05 – $5.00	569,034	3.2	4.74	569,034	4.74
$5.69 – $7.82	1,405,766	3.3	7.19	1,405,766	7.19
$10.00 – $14.43	292,955	1.5	13.57	292,955	13.57
$17.99 – $38.10	449,844	0.4	35.12	449,844	35.12
	7,615,969	4.4	$5.54	4,224,150	$8.37

The Corporation uses the fair-value method for recording employee and director share option grants. During 2011, compensation expense of $1,743,000 (2010 - $1,634,000) was recorded in net income as a result of fair value accounting for share options granted. The share options granted during the year had a weighted average fair value of $1.14 (2010 - $1.23) and vesting periods of three years.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18. Equity (cont’d):

(b) Share option plan (cont’d):

The fair values of the options granted were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	2011	2010
Expected life	5 years	5 years
Expected dividends	Nil	Nil
Expected volatility	63%	65%
Risk-free interest rate	3%	3%

(c) Share distribution plan:

The Corporation has a consolidated share distribution plan that permits the issuance of common shares for no cash consideration to employees of the Corporation to recognize their past contribution and to encourage future contribution to the Corporation. At December 31, 2011, there were 440,268 (2010 – 1,089,491) shares available to be issued under this plan.

No compensation expense was recorded against income during the years ended December 31, 2011 and 2010 for shares distributed, and to be distributed, under the plan.

(d) Deferred Share Units:

Deferred share units (“DSUs”) are granted to the board of directors and executives. Eligible directors may elect to receive all or part of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation. Shares will be issued from the Corporation’s share distribution plan.

Balance	DSUs for common shares
At January 1, 2010	316,152
DSUs exercised	(25,355)
At December 31, 2010 and 2011	290,797

No compensation expense was recorded against income during the years ended December 31, 2011 and 2010.

(e) Restricted Share Units:

Restricted share units (“RSUs”) are granted to employees and executives. Each RSU is convertible into one common share. The RSUs vest after a specified number of years from the date of issuance, and under certain circumstances, are contingent on achieving specified performance criteria.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

18. Equity (cont’d):

(e) Restricted Share Units (cont’d):

The Corporation has two plans under which RSUs may be granted, the consolidated share distribution plan and the market purchase RSU plan. Awards under the consolidated share distribution plan (note 18 (c)) are satisfied by the issuance of treasury shares on maturity. Awards granted under the market purchase RSU Plan are satisfied by shares purchased on the open market by a trust established for that purpose. During 2011, the Corporation repurchased 230,211 (2010 – 269,877) common shares through the trust for cash consideration of $327,000 (2010 – $559,000) for the purpose of funding future grants under the Market Purchase RSU Plan. As at December 31, 2011 the Corporation held 309,089 shares as treasury shares.

	RSUs for common shares
	Share	Market
Balance	Distribution Plan	Purchase Plan	Total RSUs
At January 1, 2010	1,241,016	380,733	1,621,749
RSUs granted	-	893,370	893,370
RSUs exercised	(154,006)	(38,990)	(192,996)
RSUs forfeited	(235,040)	(176,015)	(411,055)
At December 31, 2010	851,970	1,059,098	1,911,068
RSUs granted	-	1,351,516	1,351,516
RSUs exercised	(660,522)	(371,626)	(1,032,148)
RSUs forfeited	(4,975)	(52,084)	(57,059)
At December 31, 2011	186,473	1,986,904	2,173,377

The fair value of RSU grants is measured based on the stock price of the shares underlying the RSU on the date of grant. During 2011, compensation expense of $870,000 (2010 - $1,944,000) was recorded against income.

19. Operating leases:

The Corporation leases a facility at its Burnaby, Canada location, which has been assessed as an operating lease. The facility has a lease term expiring in 2019, with renewal options after that date.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19. Operating leases (cont’d):

At December 31, 2011, the Corporation is committed to payments under operating leases as follows:

Less than 1 year	$2,465
1-3 years	4,987
4-5 years	5,379
Thereafter	10,739
Total minimum lease payments	$23,570

20. Commitments and contingencies:

The Corporation has agreed to pay royalties in respect of sales of certain fuel cell-based stationary power products under two development programs with Canadian government agencies. The total combined royalty is limited in any year to 4% of revenue from such products. Under the terms of the Utilities Development Program (Phase 1) with the Governments of Canada and British Columbia, total royalties are payable to a maximum equal to the original amount of the government contributions of CDN$10,702,000. During 2009, a Canadian government agency agreed to terminate potential royalties payable of CDN $5,351,000 in respect of future sales of fuel cell based stationary power products under the Utilities Development Program (Phase 1). As at December 31, 2011, no royalties have been incurred for Phase 1.

Under the terms of the Utilities Development Program (Phase 2) with Technology Partnerships Canada (“TPC”) total royalties are payable to a maximum of CDN$38,329,000. As at December 31, 2011, a total of CDN $5,320,000 in royalty repayments have been incurred for Phase 2. The Corporation has made no Phase 2 royalty repayments in 2011 and 2010.

Original maximum payable amount under Phase 1 and 2	CDN$	49,031
Termination of potential royalties payable		(5,350)
Prior year payments applied		(5,320)
Maximum payable amount, December 31, 2011	CDN$	38,361

Maximum payable amount, December 31, 2011	US$	37,719

At December 31, 2011, the Corporation has outstanding commitments aggregating up to a maximum of $867,000 (2010 - $1,156,000) relating primarily to purchases of property, plant and equipment.

The Corporation is also committed to make future investments totaling $98,000 in Chrysalix (note 11).

The Corporation has agreed to pay royalties in respect of sales of Ballard fuel cells or fuel cell systems under a July 31, 1996 Fuel Cell Bus Program Agreement (“FC Bus Agreement”), with Province of British Columbia, BC Transit, and BC Transportation Financing Authority (“BCTFA”). Under the terms of FC Bus Agreement, the royalty payable is at a rate of 2% on deferred sales of such products for commercial transit application to a maximum of $2,163,000 (CDN$ 2,200,000). No royalties have been paid to date.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

On December 31, 2008, the Corporation completed a restructuring transaction with Superior Plus Income Fund (“Superior Plus”), which included an indemnification agreement (the “Indemnity Agreement”), which sets out the parties’ continuing obligations to the other. The Indemnity Agreement provides for the indemnification by each of the parties to the other for breaches of representations and warranties or covenants, as well as, in the Corporation’s case, any liability relating to the business which is suffered by Superior Plus. The Corporation’s indemnity to Superior Plus with respect to representation relating to the existence of the Corporation’s tax pools immediately prior to the completion of the Arrangement is limited to an aggregate of $7,227,000 (CDN $7,350,000) with a threshold amount of $492,000 (CDN $500,000) before there is an obligation to make a payment. The Indemnity Agreement also provides for adjustments to be paid by the Corporation, or to the Corporation, depending on the final determination of the amount of 2008 Canadian non-capital losses, scientific research and development expenditures and investment tax credits, to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement was executed.

At December 31, 2011, no amount payable or receivable has been accrued as a result of the Indemnity Agreement.

21.	Personnel expenses:

Personnel expenses are included in cost of product and services revenues, research and product development expense, general and administrative expense, and sales and marketing expense.
	December 31,	December 31,
	2011	2010
Salaries and employee benefits	$55,362	$53,014
Share-based compensation (note 18)	2,646	3,579
	$58,008	$56,593

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

22.	Income taxes:

(a)	Current tax expense:

The components of income tax benefit / (expense) included in the determination of the profit (loss) comprise of:

	2011	2010
Current tax expense
Current period income tax	$102	$3
Withholding tax	135	-
Adjustment for prior periods	146	-
Total current tax expense	$383	$3

Deferred tax expense
Origination and reversal of temporary differences	$8,907	$61,850
Adjustments for prior periods	(907)	(20,700)
Change in unrecognized deductible temporary differences	(8,000)	(41,150)
Total deferred tax expense	$-	$-

Total income tax expense	$383	$3

The Corporation’s effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for companies. The principal factors causing the difference are as follows:

	2011	2010
Net loss before income taxes	$(36,156)	$(35,439)
Expected tax expense (recovery) at 26.5% (2010–28.5%)	$(9,581)	$(10,100)
Increase (reduction) in income taxes resulting from:
Non-deductible portion of capital gain (loss)	2,838	(1,289)
Non-deductible expenses (non-taxable income)	700	1,113
Investment tax credits earned	(4,352)	(4,559)
Foreign tax rate differences	349	658
Losses and other deductions for which no benefit has been	10,429	14,180
recorded
Income taxes	$383	$3

(b)	Recognized deferred tax:

At December 31, 2011, the Corporation did not have any deferred tax liabilities resulting from temporary differences recognized for financial statement and income tax purposes.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

22.	Income taxes (cont’d):

(c)	Unrecognized deferred tax:

At December 31, 2011, the Corporation did not have any deferred tax liabilities resulting from temporary differences for financial statement and income tax purposes.

	2011	2010
Deferred tax assets
Scientific research expenditures	$11,647	$9,350
Investment in associated companies	2,246	2,296
Accrued warranty liabilities	8,454	7,965
Losses from operations carried forward	17,373	14,695
Capital losses carried forward	30,681	30,681
US investment tax credits	827	707
Investment tax credits	15,188	12,049
Property, plant and equipment and intangible assets	48,465	49,139
Deferred tax assets offset against deferred tax liabilities	-	-
Deferred tax asset not recognized	$134,881	$126,882

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Corporation can utilize the benefits.

The Corporation has available to carry forward the following as at December 31:
	2011	2010
Canadian scientific research expenditures	$46,587	$37,398
Canadian losses from operations	23,075	19,652
Canadian investment tax credits	17,984	13,990
German losses from operations for corporate tax purposes	227	220
U.S. federal losses from operations	13,287	14,727
U.S. state losses from operations	1,972	1,703
U.S. research and development and investment tax credits	825	707
U.S. capital losses	90,237	90,237
Denmark losses from operations	27,534	18,359

The Canadian scientific research expenditures may be carried forward indefinitely. The Canadian loses from operations may be used to offset future Canadian taxable income and expire over the period from 2028 to 2031.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

22.	Income taxes (cont’d):

(c)	Unrecognized deferred tax (cont’d):

The German and Denmark losses from operations may be used to offset future taxable income in Germany and Denmark for corporate tax and trade tax purposes and may be carried forward indefinitely.

The U.S. federal losses from operations may be used to offset future U.S. taxable income and expire over the period from 2012 to 2030. The U.S. states losses from operations arising in California may be used to offset future state taxable income and may be carried forward for ten years. The U.S. federal and state research and development and investment tax credits are available to reduce future U.S. taxable income and expire over the period from 2012 to 2030. The U.S. capital losses are available to reduce U.S. capital gains and expire over the period from 2012 to 2013.

The Canadian investment tax credits may be used to offset future Canadian income taxes otherwise payable and expire as follows:

2012	$61
2013	119
2014	104
2015	-
2016	93
2017	103
2029	7,245
2030	5,073
2031	5,186
$17,984

23.	Related party transactions:

Related parties include shareholders with a significant ownership interest in the Corporation, together with its subsidiaries and affiliates. The revenue and costs recognized from transactions with such parties reflect the prices and terms of sales and purchase transactions with related parties, which are in accordance with normal trade practices. Transactions between the Corporation and its subsidiaries are eliminated on consolidation.

Balances with related parties:	2011	2010
Trade receivables	$-	$153
Trade payables	$260	$517

Transactions during the year with related parties:	2011	2010
Revenues	$-	$134
Purchases	$744	$1,301

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

23.	Related party transactions (cont’d):

The Corporation provides key management personnel, being board directors and executive officers, certain benefits, in addition to their salaries. Key management personnel also participate in the Corporation’s share-based compensation plans (note 18).

In addition to cash and equity compensation, the Corporation provides the executive officers with certain personal benefits, including car allowance, medical benefit program, long and short-term disability coverage, life insurance and an annual medical and financial planning allowance.

In accordance with the employment agreements of the executive officers, the Corporation is required to provide notice of 12 months plus one month for every year of employment completed with the Corporation, to a maximum of 24 months, or payment in lieu of such notice, consisting of the salary, bonus and other benefits that would have been earned during such notice period. If there is a change of control, and if the executive officer’s employment is terminated, including a constructive dismissal, within 2 years following the date of a change of control, the executive officer is entitled to a payment equivalent to payment in lieu of a 24 month notice period.

Key management personnel compensation is comprised of:

		2011	2010
	Salaries and employee benefits	$3,744	$4,390
	Post-employment retirement benefits	79	75
	Termination benefits	425	-
	Share-based compensation (note 18)	1,136	1,638
		$5,384	$6,103

24.	Supplemental disclosure of cash flow information:

	Non-cash financing and investing activities:	2011	2010
	Compensatory shares	$2,406	$540
	Assets acquired under finance lease (note 8)	$1,906	$12,180

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

25. Operating segments:

The Corporation’s business operates in three market segments:

  Fuel Cell Products: fuel cell products and services for motive power (material handling and bus markets) and stationary power (backup power and distributed generation markets) applications; and engineering services for a variety of fuel cell applications;

  Contract Automotive: contract manufacturing services provided primarily for Daimler AG;

  Material Products: carbon fiber products primarily for automotive transmissions and gas diffusion layers (“GDL”) for fuel cells.

In 2011, the Corporation completed its manufacturing services contract for the supply of automotive fuel cell modules to Daimler AG. As a result, the Contract Automotive segment will cease to be an operating segment as of December 31, 2011. The Corporation has restated its comparative operating segment information to align to its current composition of operating segments. Revenues relating to engineering services previously recorded in the Contract Automotive segment of $1,460,000 for the year ended December 31, 2010, have been reallocated to the Fuel Cell Products segment.

Segment revenues and segment income (loss) represent the primary financial measures used by senior management in assessing performance and allocating resources, and include the revenues, cost of product and service revenues and expenses for which management is held accountable. Segment expenses include research and product development costs directly attributable to individual segments.

Costs associated with shared services and other shared costs are allocated based on headcount and square footage. Corporate amounts include expenses for research and product development that are not attributable to individual segments, sales and marketing, and general and administrative, which apply generally across all segments and are reviewed separately by senior management.

A significant portion of the Corporation’s production, testing and lab equipment, and facilities, as well as intellectual property, are common across the segments. Therefore, management does not classify asset information on a segmented basis. Instead, performance assessments of these assets and related resource allocations are done on a company-wide basis.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

25. Operating segments (cont’d):

	2011	2010
Total revenues
Fuel Cell Products	$46,468	$34,244
Contract Automotive	9,305	9,811
Material Products	20,236	20,964
	$76,009	$65,019
Segment income (loss) for the year (1)
Fuel Cell Products	$(1,305)	$(8,762)
Contract Automotive	1,803	1,755
Material Products	5,852	7,689
Total	6,350	682
Corporate amounts
Research and product development	(17,945)	(19,299)
General and administrative	(12,500)	(14,777)
Sales and marketing	(9,488)	(9,113)
Net finance loss	(1,197)	(965)
Gain on sale of property, plant and equipment	734	4
Gain on sale of assets	-	8,032
Impairment loss on property, plant and equipment	(1,727)	-
Loss before income tax	$(35,773)	$(35,436)

(1) Research and product development costs directly related to segments are included in segment income (loss) for the year.

In 2011, sales to a single customer of $18,119,000 exceeded 10% of total revenue, of which $7,264,000 were included in revenues from the Fuel Cell Products segment and $10,855,000 were included in revenues from the Contract Automotive segment. In addition, sales to a single customer group of $11,518,000 in the Material Products segment exceeded 10% of total revenue.

In 2010, sales to a single customer of $16,359,000 exceeded 10% of total revenue, of which $8,107,000 were included in revenues from the Fuel Cell Products segment and $8,252,000 were included in revenues from the Contract Automotive segment. In addition, sales to a single customer group of $13,586,000 in the Material Products segment exceeded 10% of total revenue.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

25. Operating segments (cont’d):

Revenues by geographic area, which are attributed to countries based on customer location for the years ended December 31, is as follows:

Revenues	2011	2010
Canada	$9,320	$5,070
U.S.	27,842	31,179
Germany	19,771	17,465
United Kingdom	3,868	5,733
Denmark	2,631	1,048
Belgium	4,992	513
Brazil	2,810	-
Other countries	4,775	4,011
	$76,009	$65,019

Non-current assets by geographic area is as follows:

	December 31,	December 31,	January 1,
Non-current assets	2011	2010	2010
Canada	$76,728	$78,180	$78,450
U.S.	8,635	9,698	10,620
Germany	59	59	59
Denmark	1,962	2,692	-
	$87,384	$90,629	$89,129

26.	Financial instruments:

(a)	Fair value:

The Corporation’s financial instruments consist of cash and cash equivalents, short-term investments, accounts receivables, long-term investments, accounts payable and accrued liabilities, and obligations under capital lease. The fair values of cash, accounts receivable, accounts payable and accrued liabilities approximate carrying value because of the short-term nature of these instruments. The Corporation’s long-term investments are not actively traded, therefore management estimates fair value using valuation techniques that require inputs that are unobservable, including inputs made available by its investees (i.e. Level 3 of the fair value hierarchy). The interest rates applied to the obligations under capital lease are not considered to be materially different from market rates, thus the carrying value of obligations under capital lease approximate fair value. The carrying value of cash equivalents and short-term investments equal their fair values as they are classified as held for trading.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

26.	Financial instruments (cont’d):

(a)	Fair value (cont’d):

Fair value measurements recognized in the balance sheet must be categorized in accordance with the following levels:

(i) Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

(ii) Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e., derived from prices);

(iii) Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Corporation categorized the fair value measurement of its cash, cash equivalents and short-term investments in Level 1 as they are primarily derived directly from reference to quoted (unadjusted) prices in active markets.

(b)	Financial risk management:

The Corporation primarily has exposure to currency exchange rate risk, interest rate risk and credit risk. These risks arise primarily from the Corporation’s holdings of U.S. and Canadian dollar denominated cash and cash equivalents and short-term investments.

		2011				2010
	Canadian	U.S. dollar	Other (1)	Total	Canadian	U.S. dollar	Other (1)	Total
	dollar	portfolio			dollar	portfolio
	portfolio(1)				portfolio(1)
Cash and cash
equivalents	$9,421	$10,284	$611	$20,316	$16,759	$33,947	$1,231	$51,937
Short-term
investments	25,878	-	-	25,878	9,492	13,016	-	22,508
Total cash, cash
equivalents and
short- term
investments	$35,299	$10,284	$611	$46,194	$26,251	$46,963	$1,231	$74,445
(1) U.S. dollar equivalent

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

26.	Financial instruments (cont’d):

(b)	Financial risk management:

Changes arising from these risks could impact the Corporation’s reported investment and other income through either changes to investment income or foreign exchange gains or losses. Reported finance income and expenses and other income are as follows:

	2011	2010
Investment income	$303	$323
Other income	-	224
Pension costs	(37)	(124)
Foreign exchange loss	(71)	(527)
Finance income (loss) and other	$195	$(104)
Finance expense	$(1,392)	$(861)

The Corporation did not realize any material gains or losses on its accounts receivable or its financial liabilities measured at amortized cost.

Foreign currency exchange rate risk

Foreign currency exchange rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Corporation is exposed to currency risks primarily due to its holdings of Canadian dollar denominated cash equivalents and short-term investments and its Canadian dollar denominated purchases and accounts payable. Substantially all receivables are denominated in U.S. dollars.

The Corporation limits its exposure to foreign currency risk by holding Canadian denominated cash, cash equivalents and short-term investments in amounts up to 100% of forecasted twelve month Canadian dollar net expenditures and up to 50% of the following twelve months of forecasted Canadian dollar net expenditures, thereby creating a natural hedge. Periodically, the Corporation also enters into forward foreign exchange contracts to further limit its exposure. At December 31, 2011, the Corporation had Canadian dollar cash, cash equivalents and short-term investments of CDN $35,899,000, and outstanding forward foreign exchange contracts outstanding to sell a total of CDN $7,000,000 in 2012 at an average rate of CDN $1.02 to US $1.00.

The following exchange rates applied during the year ended December 31, 2011:

	$ U.S. to $1.00 CDN	$ CDN to $1.00 $U.S.
January 1, 2011 Opening rate	$1.005	$0.995
December 31, 2011 Closing rate	0.983	1.017
Fiscal 2011 Average rate	1.011	0.989

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

26.	Financial instruments (cont’d):

(b)	Financial risk management (cont’d):

Foreign currency exchange rate risk (cont’d)

Based on cash, cash equivalents and short-term investments held at December 31, 2011, a 10% increase in the Canadian dollar against the U.S. dollar, with all other variables held constant, would result in an increase in foreign exchange gains of approximately $3,530,000 recorded against net income.

If the Canadian dollar weakened 10% against the U.S. dollar, there would be an equal, and opposite impact, on net income. This sensitivity analysis includes foreign currency denominated monetary items, and adjusts their translation at year-end, for a 10% change in foreign currency rates.

Interest rate risk

Interest rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash, cash equivalents and short-term investments. The Corporation limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

Based on cash, cash equivalents and short-term investments at December 31, 2011, a 0.25% decline in interest rates, with all other variables held constant, would result in a decrease in investment income $115,000, arising mainly as a result of an increase in the fair value of fixed rate financial assets classified as held-for-trading. If interest rates had been 0.25% higher, there would be an equal and opposite impact on net income.

Credit risk

Credit risk is the risk of financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Corporation’s cash, cash equivalents, short-term investments and accounts receivable. The Corporation limits its exposure to credit risk on cash, cash equivalents and short-term investments by only investing in liquid, investment grade securities. The Corporation manages its exposure to credit risk on accounts receivable by assessing the ability of counterparties to fulfill their obligations under the related contracts prior to entering into such contracts, and continuously monitors these exposures.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

27.	Transition to IFRS:

As stated in note 2(a), these are the Corporation’s first consolidated financial statements prepared in accordance with IFRS. The accounting policies set out in note 3 have been applied in preparing the financial statements for the year ended December 31, 2011, the comparative information presented in these financial statements for the year ended December 31, 2010 and in the preparation of the opening IFRS statement of financial position at January 1, 2010 (the Corporation’s “Transition Date”).

In preparing its opening IFRS statement of financial position, the Corporation has adjusted amounts reported previously in financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The following is an explanation of how the transition from Canadian GAAP to IFRS has affected the Corporation’s financial position, financial performance and cash flows.

(i)	IFRS 1, First-Time Adoption of International Financial Reporting Standards:

IFRS 1, First-Time Adoption of International Financial Reporting Standard, permits those companies adopting IFRS for the first time to take certain exemptions from the full requirements of IFRS at the time of transition. The following are the initial IFRS 1 mandatory elections and optional exemptions applied by the Corporation upon initial adoption of IFRS from Canadian GAAP:

Estimates:

Hindsight is not used to create or revise estimates. The estimates previously made by the Corporation under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any differences in accounting policies.

Share-based payments:

The Corporation has elected to apply IFRS 2, Share-based Payments, to all equity instruments granted after November 7, 2002 that had not vested as of the Transition Date and elected not to apply the standard to any equity instruments issued prior to this date.

Business combinations:

The Corporation has elected to prospectively apply IFRS 3, Business Combinations, from the Transition Date, rather than retrospectively restating all business combinations that have occurred prior to the Transition Date. As such, any goodwill arising from past business combinations have not been adjusted from the carrying value previously determined under Canadian GAAP.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

27.	Transition to IFRS (cont’d):

(i)

IFRS 1, First-Time Adoption of International Financial Reporting Standards (cont’d):

Currency translation differences:

The Corporation has elected to reset its historical cumulative translation gains and losses to nil at the Transition Date, rather than to retrospectively apply IAS 21, The Effects of Changes in Foreign Exchange Rates. Historical cumulative translation adjustments arose prior to 2001 and totaled $236,000. These were a result of the consolidation method applied at the time to the Corporation’s German subsidiary.

Employee benefits:

The Corporation has elected to disclose comparative information with regards to the defined benefit pension plan and other benefit plans for the current and previous period, rather than the previous four periods as required under IAS 19, Employee Benefits.

In addition, the Corporation has elected to apply the optional election in IFRS 1 and recognize all cumulative unrecognized actuarial gains and losses through retained earnings as at the Transition Date.

Decommissioning liabilities:

The Corporation has elected not to retrospectively restate its decommissioning liabilities. The Corporation elected rather to calculate the provision per IFRS 37, Provisions, Contingent Liabilities and Contingent Assets, at the Transition Date, as if the obligation arose at that date. The calculated value was then discounted to the date the obligation first arose and then the provision was accreted up to the Transition Date.

(ii)	Reconciliations of Canadian GAAP to IFRS:

Reconciliation of equity from Canadian GAAP to IFRS as at:

		January 1,	December 31,
		2010	2010
Shareholders’ equity under Canadian GAAP		$158,920	$127,875
Differences:
Decommissioning liabilities	a	(1,330)	(1,381)
Sale and leaseback gain on operating lease	d	-	3,089
Total equity under IFRS		$157,590	$129,583

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

27.	Transition to IFRS (cont’d):

(ii)	Reconciliations of Canadian GAAP to IFRS: Reconciliation of comprehensive loss from Canadian GAAP to IFRS for the year ended:

		December 31,
		2010
Net loss and comprehensive loss under Canadian GAAP		$(38,843)
Differences:
Decommissioning liabilities	a	(51)
Share-based payments	b	478
Sale and leaseback gain on operating lease	d	3,089
Defined benefit plan actuarial gain	e	(112)
Total net loss under IFRS		(35,439)
Defined benefit plan actuarial gain	e	112
Total comprehensive loss under IFRS		$(35,327)

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

27.	Transition to IFRS (cont’d):

(ii)	Reconciliations of Canadian GAAP to IFRS (cont’d): Reconciliation of the Canadian GAAP consolidated statement of financial position as at January 1, 2010 to IFRS:

			Effect of	Effect of
			transition to	transition to
		Canadian	IFRS	IFRS
	Note	GAAP	Adjustments	Reclassifications	IFRS
Assets

Current assets:
Cash and cash equivalents		$43,299	$-	$-	$43,299
Short-term investments		38,932	-	-	38,932
Trade and other receivables		12,903	-	-	12,903
Inventories		9,168	-	-	9,168
Prepaid expenses and other		2,114	-	-	2,114
current assets
Total current assets		106,416	-	-	106,416

Property, plant and equipment	a	39,320	197	-	39,517
Intangible assets		824	-	-	824
Goodwill		48,106	-	-	48,106
Investments		632	-	-	632
Other long-term assets		50	-	-	50
Total assets		$195,348	$197	$-	$195,545

Liabilities and Equity

Current liabilities:
Trade and other payables	i	$20,321	$-	$(3,812)	$16,509
Deferred revenue		1,607	-	-	1,607
Current portion of finance lease		316	-	-	316
liability
Provisions	i	7,813	-	3,812	11,625
Total current liabilities		30,057	-	-	30,057

Finance lease liability		1,739	-	-	1,739
Provisions	a	1,321	1,527	-	2,848
Employee future benefits		3,311	-	-	3,311
Total liabilities		36,428	1,527	-	37,955

Equity:
Share capital		835,565	-	-	835,565
Treasury shares		(207)	-	-	(207)
Contributed surplus	b	284,510	1,304	-	285,814
Accumulated deficit	a, b, c	(960,712)	(2,870)	-	(963,582)
Accumulated other comprehensive	c	(236)	236	-	-
loss
Total equity		158,920	(1,330)	-	157,590
Total liabilities and equity		$195,348	$197	$-	$195,545

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

27.	Transition to IFRS (cont’d):

(ii)	Reconciliations of Canadian GAAP to IFRS (cont’d): Reconciliation of the Canadian GAAP consolidated statement of financial position as at December 31, 2010 to IFRS:

			Effect of	Effect of
			transition to	transition to
		Canadian	IFRS	IFRS
	Note	GAAP	Adjustments	Reclassifications	IFRS
Assets

Current assets:
Cash and cash equivalents		$51,937	$-	$-	$51,937
Short-term investments		22,508	-	-	22,508
Trade and other receivables		11,614	-	-	11,614
Inventories		12,382	-	-	12,382
Prepaid expenses and other		957	-	-	957
current assets
Total current assets		99,398	-	-	99,398

Property, plant and equipment	a	36,706	239	-	36,945
Intangible assets		2,975	-	-	2,975
Goodwill		48,106	-	-	48,106
Investments		673	-	-	673
Long-term trade receivables		1,596	-	-	1,596
Other long-term assets		334	-	-	334
Total assets		$189,788	$239	$-	$190,027

Liabilities and Equity

Current liabilities:
Trade and other payables	i	$23,334	$-	$(1,449)	$21,885
Deferred revenue		2,506	-	-	2,506
Current portion of finance lease		681	-	-	681
liability
Provisions	i	8,570	-	1,449	10,019
Total current liabilities		35,091	-	-	35,091

Finance lease liability		13,354	-	-	13,354
Deferred gain	d	9,036	(3,089)	-	5,947
Provisions	a	1,482	1,620	-	3,102
Employee future benefits		2,950	-	-	2,950
Total liabilities		61,913	(1,469)	-	60,444

Equity:
Share capital		836,245	-	-	836,245
Treasury shares		(670)	-	-	(670)
Contributed surplus	b	288,618	826	-	289,444
Accumulated deficit	a, b, c, d	(995,669)	646	-	(995,023)
Accumulated other	c	(236)	236	-	-
comprehensive loss
Total equity attributable to		128,288	1,708	-	129,996
equity holders
Dantherm Power A/S non-		(413)	-	-	(413)
controlling interests
Total equity		127,875	1,708	-	129,583
Total liabilities and equity		$189,788	$239	$-	$190,027

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

27.	Transition to IFRS (cont’d):

(ii)	Reconciliations of Canadian GAAP to IFRS (cont’d): Reconciliation of the Canadian GAAP consolidated statement of comprehensive loss for the year-ended December 31, 2010 to IFRS:

			Effect of	Effect of
			transition to	transition to
		Canadian	IFRS	IFRS
	Note	GAAP	Adjustments	Reclassifications	IFRS
Revenues:
Product and service revenues		$65,019	$-	$-	$65,019
Cost of product and service	a, b	54,808	79	-	54,887
revenues
Gross margin		10,211	(79)	-	10,132

Operating expenses:
Research and product	b, d, j	23,812	(46)	4,983	28,749
development
General and administrative	b, j	13,315	(271)	1,733	14,777
Sales and marketing	b, j	8,861	(14)	266	9,113
Restructuring and related costs	j	285	-	(285)	-
Acquisition charges	j	243	-	(243)	-
Depreciation and amortization	j	6,454	-	(6,454)	-
Total operating expenses		52,970	(331)	-	52,639

Operating loss		(42,759)	252	-	(42,507)
Finance income	a, e	128	(232)	-	(104)
Finance expense	a	(974)	113	-	(861)
Net finance income (loss)		(846)	(119)	-	(965)
Gain on sale of assets	d	4,765	3,271	-	8,036
Loss before income taxes		(38,840)	3,404	-	(35,436)
Income tax (recovery)		3	-	-	3
Net loss		(38,843)	3,404	-	(35,439)
Defined benefit plan actuarial gain	e	-	112	-	112
Comprehensive loss		$(38,843)	$3,516	$-	$(35,327)

Net loss attributable to:
Ballard Power Systems Inc.		$(34,936)	$3,404	$-	$(31,532)
Dantherm Power A/S non-controlling interest		(3,907)	-	-	(3,907)
Net loss		$(38,843)	$3,404	$-	$(35,439)

Comprehensive loss attributable to:
Ballard Power Systems Inc.		$(34,936)	$3,516	$-	$(31,420)
Dantherm Power A/S non-controlling interest		(3,907)	-	-	(3,907)
Comprehensive loss		$(38,843)	$3,516	$-	$(35,327)

Basic and diluted loss per share
attributable to Ballard Power		$(0.42)	$0.05	$-	$(0.37)
Systems Inc.
Weighted average number of common		84,102,315	84,102,315	84,102,315	84,102,315
shares outstanding

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

27.	Transition to IFRS (cont’d):

(ii)

Reconciliations of Canadian GAAP to IFRS (cont’d):

The following is a summary of the effects of the differences between IFRS and Canadian GAAP on the Corporation’s accounting policies, statement of financial position, and statement of comprehensive income for periods previously reported under Canadian GAAP subsequent to the Transition Date to IFRS. The adoption of IFRS did not change the Corporation’s actual cash flows, but has resulted in changes to the Corporation’s statements of financial position and comprehensive loss.

(a)

Decommissioning liabilities

Under both Canadian GAAP and IFRS, the Corporation is required to determine a best estimate of asset retirement obligations (termed decommissioning liabilities under IFRS) for all of the Corporation’s facilities. Under IFRS, the liability is measured by applying the risk-free discount rate to the estimated total cost of decommissioning each reporting period whereas under Canadian GAAP the liability was measured using a company-specific discount rate. As a result of the application of a lower discount rate under IFRS, adjustments to increase provisions and other long-term liabilities and property, plant and equipment were recorded by the Corporation. The impact arising from the change is summarized as follows:

	January 1,	December 31,
Consolidated statement of financial position	2010	2010
Increase to property, plant and equipment	$197	$239
Increase to provisions and other long-term liabilities	(1,527)	(1,620)
Increase to accumulated deficit	$(1,330)	$(1,381)

		Year ended
		December 31,
Consolidated statement of comprehensive income		2010
Increase to cost of product and service revenues		$(44)
Decrease to finance income and other		(120)
Decrease to finance expense		113
Increase to net loss and comprehensive loss		$(51)

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

27.	Transition to IFRS (cont’d):

(ii)	Reconciliations of Canadian GAAP to IFRS (cont’d):

(b)

Share-based payments

Under Canadian GAAP, the Corporation valued stock-based compensation that vests in tranches as a single grant. IFRS requires that each vesting tranche be valued individually as a separate grant. Therefore under IFRS, the fair value of each share-based compensation tranche will be amortized over each tranche’s vesting period instead of recognizing the entire award on a straight-line basis over the term of the grant.

As a result of this difference, the Corporation has recorded a charge to contributed surplus for vested stock-based compensation awards. The impact arising from the change is summarized as follows:

	January 1,	December 31,
Consolidated statement of financial position	2010	2010
Increase to contributed surplus	$(1,304)	$(826)
Increase to accumulated deficit	$(1,304)	$(826)

		Year ended
		December 31,
Consolidated statement of comprehensive income		2010
Increase to cost of product and service revenues		$(35)
Decrease to research and product development		228
Decrease to general and administrative		271
Decrease to sales and marketing		14
Decrease to net loss and comprehensive loss		$478

(c) Accumulated other comprehensive loss

As stated in note 27(i), the Corporation has elected to reset its historical cumulative translation loss to nil at the Transition Date and therefore the Corporation has recorded a charge to accumulated deficit in the IFRS opening statement of financial position. The impact arising from the change is summarized as follows:

	January 1,	December 31,
Consolidated statement of financial position	2010	2010
Decrease to accumulated other comprehensive loss	$(236)	$(236)
Increase to accumulated deficit	$(236)	$(236)

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

27.	Transition to IFRS (cont’d):

(ii)	Reconciliations of Canadian GAAP to IFRS (cont’d):

(d)

Accelerated recognition of sale and leaseback gains

Under Canadian GAAP, sale and leaseback gains are deferred and amortized over the term of the lease when the leaseback is classified as an operating lease. Under IFRS, such gains may be recognized upfront if the sale and leaseback transaction results in an operating lease, and is undertaken at fair value.

As a result of this difference, the land component of the March 2010 sale and leaseback of the Corporation’s head office building has been determined to meet the IFRS criteria to be treated as an operating lease. The unamortized portion of the deferred gain attributed to the land leaseback has been recognized in 2010 net income and the related deferred gain derecognized in 2010. The impact arising from the change is summarized as follows:

	January 1,	December 31,
Consolidated statement of financial position	2010	2010
Decrease to deferred gain	$-	$3,089
Decrease to accumulated deficit	$-	$3,089

		Year ended
		December 31,
Consolidated statement of comprehensive income		2010
Increase to research and product development		$(182)
Increase to gain on sale of assets		3,271
Decrease to net loss and comprehensive loss		$3,089

(e) Employee future benefits

Under IFRS, actuarial gains and losses arising from defined benefit plans and post-retirement benefit plans may be recorded immediately in either net income or other comprehensive income. Under Canadian GAAP, the Corporation’s accounting policy was to recognize actuarial gains and losses in net income. On adoption of IFRS, the Corporation has elected to recognize actuarial gains and losses in other comprehensive income. This is an accounting policy change made by the Corporation subsequent to the release of its first consolidated interim financial statements under IFRS. The impact arising from the change from prior Canadian GAAP is summarized as follows:

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

27.	Transition to IFRS (cont’d):

(ii)	Reconciliations of Canadian GAAP to IFRS (cont’d):

(e) Employee future benefits (cont’d)

Year ended
December 31,
Consolidated statement of comprehensive income	2010
Decrease to finance income and other	$(112)
Increase to net loss	(112)
Increase to defined benefit plan actuarial gain	112
Comprehensive loss	$-

(f) Foreign currency translation of subsidiary (Dantherm Power A/S)

Under IFRS, the functional currency of the subsidiary determines the translation methodology. As Dantherm Power’s functional currency has been assessed as the Danish Kroner under IFRS, Dantherm Power will be consolidated under IFRS using the current rate method. Under Canadian GAAP, Dantherm Power was translated using the temporal method. The impact arising from the change is not considered to be material.

(g) Property, plant and equipment

Under IFRS, property, plant and equipment may be accounted for using either a cost or revaluation model. The Corporation has elected to use the cost model for all classes of property, plant and equipment. This is consistent with the Corporation’s accounting policy under Canadian GAAP and hence has no impact on the Corporation’s property, plant and equipment balances.

(h) Impairment of assets

If there is an indication that an asset may be impaired, an impairment test must be performed. Under Canadian GAAP, this is a two-step impairment test in which (i) undiscounted future cash flows are compared to the carrying value; and (ii) if those undiscounted cash flows are less than the carrying value, the asset is written down to fair value.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

27.	Transition to IFRS (cont’d):

(ii)	Reconciliations of Canadian GAAP to IFRS (cont’d):

(h)

Impairment of assets (cont’d)

Under IFRS, an entity is required to assess, at the end of each reporting period, whether there is any indication that an asset may be impaired. If such a condition exists, the entity shall estimate the recoverable amount of an asset by performing a one-step impairment test, which requires a comparison of the carrying value of an asset to the higher of (1) value in use; and (ii) fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state. In addition, IFRS requires property, plant and equipment, goodwill and intangible assets to be assessed for impairment at the cash-generating unit (“CGU”) level, rather than the reporting unit level considered by Canadian GAAP. As a result of this difference, in principle, impairment write downs may be more likely under IFRS than under Canadian GAAP.

Also under IFRS, when circumstances have changed such that impairments have been reduced, any previous impairment losses on assets other than goodwill and indefinite-lived intangible assets should be reversed while Canadian GAAP prohibits the reversal of impairment losses.

The Corporation has concluded that the adoption of these standards does not result in a change to the carrying value of the Corporation’s property, plant and equipment, goodwill, and intangible assets on transition to IFRS.

(i)

Provisions

Under Canadian GAAP, a provision is required to be recorded in the financial statements when required payment is considered “likely” and can be reasonably estimated. The threshold for recognition of provisions under IFRS is lower than that under Canadian GAAP as provisions must be recognized if required payment is “probable”. Therefore, in principle, it is possible that there may be provisions which would meet the recognition criteria under IFRS that were not recognized under Canadian GAAP.

There are also differences in the measurement of provisions under IFRS and Canadian GAAP, including the requirement under IFRS for provisions to be discounted where material and the methodology for determining the best estimate where there is a range of equally possible outcomes. Under IFRS, the mid-point of the range us used, whereas Canadian GAAP applies the low end of the range.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2011, and 2010
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

27.	Transition to IFRS (cont’d):

(ii)	Reconciliations of Canadian GAAP to IFRS (cont’d):

(i)

Provisions (cont’d)

The Corporation has concluded that there is no adjustment to the Corporation’s consolidated financial statements on transition to IFRS for the measurement of provisions; however, certain reclassifications have been made in the statement of financial position in classifying provisions.

(j)

Functional presentation

Under IFRS, the income statement must be presented on a basis either by function or by nature. Under Canadian GAAP, the income statement could be presented using a mix of both function and nature of expenditure. The Corporation has elected to use the functional classification basis for the presentation of its income statement.

As a result, the operating expenses of depreciation and amortization, restructuring charges, and acquisition costs, which are individually presented under Canadian GAAP, have been reallocated to research and product development, general and administrative, and sales and marketing expense under IFRS.

CORPORATE INFORMATION

Corporate Offices

Ballard Power Systems Inc.
Corporate Headquarters
9000 Glenlyon Parkway
Burnaby, BC Canada V5J 5J8
T: 604.454.0900
F: 604.412.4700

Ballard Material Products Inc.
Two Industrial Avenue
Lowell, MA USA 01851-5191

Transfer Agent

Computershare Trust Company
of Canada
Shareholder Services Department
510 Burrard Street
Vancouver, BC Canada V6C 3B9
T: 1.800.564.6253
F: 1.866.249.7775

Stock Listing

Ballard’s common shares are listed on
the Toronto Stock Exchange under
the trading symbol BLD and on the
NASDAQ Global Market under the
trading symbol BLDP.

Investor Relations

To obtain additional information
please contact:

Ballard Power Systems
Investor Relations
9000 Glenlyon Parkway
Burnaby, BC Canada V5J 5J8
T: 604.412.3195
F: 604.412.3100
E: investors@ballard.com
W: www.ballard.com

Executive Management

John W. Sheridan
President & Chief Executive Officer

Tony Guglielmin
Vice President & Chief Financial Officer

Paul Cass
Vice President, Operations

William T. Foulds
President, Ballard Material Products Inc.

Christopher J. Guzy
Vice President & Chief Technical Officer

Independent Auditors

KPMG LLP
Vancouver, BC Canada

Legal Counsel

Canada:
Stikeman Elliott, LLP
Vancouver, BC Canada

United States:
Dorsey & Whitney LLP
Seattle, WA USA

Intellectual Property:
Seed Intellectual Property Law Group,
LLC
Seattle, WA USA

Board of Directors

Ian A. Bourne
Corporate Director
Alberta, Canada

Edwin J. Kilroy
Corporate Director
Ontario, Canada

Dr. C.S. Park
Corporate Director
California, USA

John W. Sheridan
President & Chief Executive
Officer
Ballard Power Systems Inc.
British Columbia, Canada

David J. Smith
Member
British Columbia Securities
Commission
British Columbia, Canada

David B. Sutcliffe
Corporate Director
British Columbia, Canada

Visit us at www.ballard.com.